
02030698

NO ACT
P.E 12-21-2001
1-01105



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2002

Re: AT&T Corp.
Incoming letter dated December 21, 2001

Dear Mr. Thomson:

This is in response to your letter dated December 21, 2001 concerning the shareholder proposal submitted to AT&T by John Chevedden. We also have received a letter from the proponent dated January 16, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453



John W. Thomson
Senior Attorney

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

December 21, 2001

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
John Chevedden
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by John Chevedden ("Proponent") by facsimile received by the Company on July 10, 2001. Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to January 16, 2002 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2002.

The Proposal recommends that "a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." The Proposal requests "that the board nominate independent directors to key board committees to the fullest extent possible". The Company is a New York corporation and Section 703 of the New York Business Corporation Law (the "BCL") provides that "[a]t each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting...." Thus, under the BCL, as well as under the Company's bylaws, directors of the Company are elected by the shareholders at the Company's Annual Meeting of Shareholders. Whether or not the Company adopts a bylaw amendment to this effect, it would not remove the power from the shareholders to elect the board of directors. Thus, it is not within the power of the Company or its board to ensure to the "fullest extent possible" the election of any particular person or type of person as a director. Accordingly, the Company and its board would also be unable to nominate any particular person or type of person to the "fullest extent possible" to serve on specific board committees. The Staff has indicated in the past that "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." See Mattel, Inc., March 21, 2001 (proposal recommending a bylaw requiring independent directors for each board committee seat); AT&T Corp., February, 13, 2001 (proposal to appoint independent directors to key board committees); Marriott International, Inc., February 26, 2001 (proposal requiring 2/3 of the board to be independent and three board committees entirely composed of independent directors); PG&E Corp., January 22, 2001 (proposal to amend by-laws so that independent directors are appointed for all future openings on key board committees); Boeing Company, March 6, 2000 (proposal requested key board committees to have independent directors satisfying certain characteristics); Ameritech Corp., December 29, 1994 (proposal to amend bylaw to establish new board committee and select a chair based on certain attributes); and US West, Inc., December 22, 1993 (proposal to ensure that one of the Class I director's seats will be filled by a retired employee of the company who was never a director or officer of the company).

Additionally, the final sentence of the Proposal requires "that any change on this proposal topic be put to shareholder vote - as a separate proposal and apply to successor companies". Clearly, the Company lacks the power to compel "successor companies" to adopt Proponent's views about staffing board committees with particular types of individuals, not to mention forcing successors to conduct shareholder votes to rescind such policies. A successor company would have its own governance principles, its own charter and bylaws, its own shareholders, its own board and its own management. It might be organized under the laws of a different state or country and be subject to an entirely different set of legal principles than the Company. Even if the Company was able to negotiate the terms of an agreement under which a third party succeeded to its business, which would not be the case for example in a hostile acquisition, there could be no assurance that a third party successor would be willing or able to change its governance to adopt the Proposal, nor should it be asked to do so. Furthermore, even if the Company was able to contrive a governance regime that would be binding on successors, such an arrangement could quite possibly constitute an unreasonable restraint on alienation under New York law. See, e.g., Quinn v. Stuart Lakes Club, Inc., 57 N.Y. 2d 1003 (1982) (bylaw restricting transferability of stock void as restraint on power of alienation and violative of state public policy); Lam v. Li, 222 A.D.2d 290 (App. Div. 1995). Therefore, the Company lacks the authority to implement this portion of the Proposal as well, and it may be excluded under Rule 14a-8(i)(6).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proposal requests that "independent directors" be appointed to key board committees and supports this with a statement indicating that the "Council of Institutional Investors also recommends independent directors for each key board committee seat… " In addition, however, the Proposal is also supported by pejorative assertions of deficiencies concerning AT&T's business performance ("flop"; "efforts failed"; "poorly run"; "heavily in debt"; "sloppy execution") and its current board members ("complacent"; "notoriously complacent"; "nervous") in order to create a negative link between the two. This could mislead shareholders to believe that AT&T's purported lack of board independence may have caused the Company's directors to breach their fiduciary duties to the Company and its shareholders. The Proposal therefore impugns the integrity of the Company and its directors by sending a message to shareholders that the Company's directors cannot act in the best interests of the Company and its shareholders unless independent directors are appointed to each key board committee. See The Swiss Helvetia Fund, Inc., April 3, 2001 (proposal recommending that directors not violate their fiduciary duty to the stockholders).

The Proposal also contains materially incorrect information about the current composition of the Company's board of directors. Specifically, the Proponent claims that eight of AT&T's current directors are not "independent" by the Proponent's standards. Of these eight individuals, three (Messrs. Zeglis and Elisha and Dr. Malone) resigned from the board on July 9, 2001. A fourth (Mr. Sovern) will be retiring in May 2002 and will not be a candidate for reelection at the

Company's next Annual Meeting under the Company's mandatory retirement policy. As drafted, the Proposal does not provide shareholders with the correct and up-to-date information necessary for a fair shareholder vote on the Proposal. See, e.g., Comshare, Inc., August 23, 2000; Weirton Steel Corp., April 21, 2000; Dow Jones & Co., Inc., March 9, 2000.

For the reasons stated above, therefore, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) as it is false and misleading under Proxy Rule 14a-9.

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,



John W. Thomson
Senior Attorney

Enclosures

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

PH & FX
310/371-7872

FX: 908/221-1211

July 10, 2001

RECEIVED

JUL 11 2000 -16

C. MICHAEL ARMSTRONG

Ms. Wasser

Mr. C. Michael Armstrong
Chairman
AT&T Corporation
Executive Offices
32 Avenue of the Americas
New York, NY 10013

Dear Mr. Armstrong and Directors, AT&T Corporation,

This Rule 14a-8 proposal is respectfully submitted for the next shareholder meeting. This includes any shareholder meeting prior to the 2002 annual meeting. Rule 14a-8 requirements are and/or will be met.

Sincerely,



John Chevedden
Shareholder
AT&T Corporation

cc:
Joseph P. Gallagher
Manager of the Office of Corporate Secretary
FX: 908/221-6618
PH: 908/221-8805

Maryland J. Wasser
Corporate Secretary
FX: 908/221-6618
PH: 908/221-6669

07/10/01 TUE 23:07 [TX/RX NO 9493]

July 10, 2001
PROPOSAL 3
INDEPENDENT DIRECTORS

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

RESOLVED:
INDEPENDENT DIRECTORS

AT&T shareholders recommend a bylaw be adopted that the board (and/or management, if applicable) nominate independent directors to key board committees to the fullest extent possible.

An independent director is a director whose only nontrivial professional, familial or financial connection to the company, its chairman, CEO or any other executive officer is his or her directorship. Further information on this definition is under "Independent Director Definition" at the Council of Institutional Investors website, www.cii.org.

Institutional Investors own 44% of AT&T stock.

The key board committees are:

- Audit
- Nominating
- Compensation

Also, require that any change on this proposal topic be put to shareholder vote – as a separate proposal and apply to successor companies.

SUPPORTING STATEMENT:
The Council of Institutional Investors also recommends independent directors for each key board committee seat, the topic of this proposal.

Note the lack of independence by AT&T directors (Per the 2001 company proxy):

1) Two directors are inside employees:
Armstrong
Zeglis

2) Three directors have more than 10-year tenure:

Sovern	17-year veteran
Eickhoff	14-years
Elisha	14-years

Long tenure is bad for boards. It allows directors to develop friendships with management – friendships that impair effective oversight. After 10 years a director may become complacent.
The Corporate Governance Advisor

3) Two directors had business relationships with AT&T management:
Malone was an executive of Tele-Communications, bought by AT&T.
Hostetter assisted AT&T in negotiations with MediaOne Group.

4) One AT&T director, Citigroup Chairman Weill, is an interlocking director with Armstrong at Citigroup. In an exact parallel, AT&T Chairman Armstrong is a Citigroup director.

Thus 8 AT&T directors have conflicting links to management.

Additionally there are serious competitive issues that deserve greater attention from independent directors with a commitment to the company's beleaguered shareholders:

After three years, a total of $120 billion in announced deals and a wireless tracking stock that's a flop, Wall Street seems to have concluded that Armstrong's financial engineering efforts failed. The strategy left AT&T heavily in debt, with several poorly run businesses not up to either sales or profit expectations.

Now, even AT&T's notoriously complacent board is finally getting nervous. The company had only $7 billion in debt in 1998 – now debt stands at $57 billion.

There has been some very sloppy execution at AT&T's core voice and data units – accounting for $45 billion annual revenue.
Source: *Business Week*

AT&T stock has dropped from $60 in the Year 2000.
Source: *Value Line*

To ensure proactive oversight from AT&T directors vote for:

INDEPENDENT DIRECTORS
YES ON 3

The Company is respectfully requested to insert the correct proposal number in the proxy statement.

(SEC No-Action Letter)

**1 Mattel, Inc.*
Publicly Available March 21, 2001

LETTER TO SEC

January 18, 2001

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Mattel, Inc. -- Stockholder Proposal of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice on behalf of Mattel, Inc., a Delaware corporation (the "Company"), of its intention to omit from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Bernard Schlossman and Naomi Schlossman to the Company by facsimile on December 29, 2000 (the "Proposal"). A copy of the Proposal and accompanying cover letter, dated December 23, 2000 (the "Letter"), is attached hereto as Attachment A. The Letter states that John Chevedden (the "Proponent") is representing the Schlossmans with regard to the Proposal.
With respect to the Proposal, the Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials.

I. The Proposal

The Proposal states that: "Mattel shareholders recommend a bylaw requiring independent directors for each key board committee seat. The key board committees are: Audit, Nominating, and Compensation. Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies."
The supporting statement for the Proposal begins with a proposed definition of director independence. The supporting statement then proceeds tangentially into a discussion of institutional investors (including a reference to the web site of the Council of Institutional Investors) and then to a discussion of the alleged lack of independence of certain of the Company's directors. It then includes a statement as to CalPERS' objection during the year 2000 to four of the Company's directors. After this, the supporting statement digresses into a discussion of "serious competitive issues," which is little more than a collection of unrelated quotations from internet and magazine stories designed to reflect negatively on the Company and that are unrelated to the Proposal.

II. Reasons for Omission

We believe that we may omit the Proposal for each of the following reasons: (1) the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); (2) the Proposal, if implemented, would violate state law and therefore the Proposal may be excluded under Rule 14a-8(i)(2); (3) the Board of Directors lacks the authority to implement the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(6); (4) the Company has already substantially implemented the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(10); and (5) the Proposal contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Proposal may be excluded under Rule 14a-8(i)(3). The reasons for our conclusions in these regards are more specifically described below.

A. The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements Of Rule 14a-8.

*2 The Company received the Proposal by facsimile on December 29, 2000. The Company determined that the Proponent had failed to comply with the eligibility and procedural requirements of Rule 14a-8 in two ways.

1. The Proponent Has Not Demonstrated Eligibility.

The Proponent has failed to meet the eligibility requirements of Rule 14a-8(b) in two respects. First, although the Schlossmans asserted that they are record owners of $2,000 in market value of the Company's stock in their Letter to the Company, the Company's transfer agent has advised the Company that the Schlossmans are not record owners of any Company stock as of the date of the Letter, as would be required for record owners under Rule 14a-8(b)(2). The Schlossmans also have failed to provide, in the alternative, any proof whatsoever that they beneficially own Mattel stock, as required by Rule 14a- 8(b)(2). Second, the Schlossmans have also failed to affirm their intent to hold a satisfactory amount of Mattel stock through the date of the 2001 annual meeting, as required of beneficial owners by Rule 14a-8(b)(2), and instead only affirmed their intent to hold the stock they claim to own through the date of the 2000 annual meeting.

2. The Proposal Exceeds 500 Words.

The Proposal, including the resolution and supporting statement, is 711 words long, in violation of the 500 word limit imposed by Rule 14a-8(d).
On January 9, 2001, the Company notified the Proponent, by facsimile and overnight courier, of these eligibility and procedural deficiencies. Pursuant to Rule 14a-8(f)(1), the Proponent must send a response to the Company correcting these deficiencies, such response to be postmarked or transmitted electronically to the Company within 14 calendar days of receipt of the Company's notification, which is no later than January 23, 2001. The Company recognizes that this period for correction has not yet run. Rule 14a-8(j), however, requires the Company to file any intention to omit a shareholder proposal with the Staff not later than 80 days prior to the date the Company files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Company intends to file its definitive proxy statement as early as April 9, 2001, and, therefore, must file this letter by January 18, 2001. Should the Proponent correct the eligibility and procedural deficiencies described above on a timely basis the Company will promptly notify the Staff.

B. The Proposal if Adopted Would Violate State Law

For the reasons set forth below, and as also described in the opinion of the Company's Delaware counsel, Richards, Layton & Finger P.A., attached hereto as Attachment B, the Proposal, if implemented, would cause the Company to violate the Delaware General Corporation Law

("DGCL"), to which the Company is subject.
The final sentence of the resolution included with the Proposal states "Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies." As noted in Section E below, this sentence is impermissibly vague and subject to broad interpretation. However, it suggests at a minimum that an amendment, modification or repeal of the proposed bylaw would require shareholder approval.
*3 Section 109(b) of the DGCL states that "[t]he bylaws [of a Delaware corporation] may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees" (emphasis added).
The bylaw proposed by the Proponent would be inconsistent with the Company's Certificate of Incorporation and is thus not permitted under Section 109 of the DGCL.
Article SIXTH of the Company's Certificate of Incorporation contains the following provision: "In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By Laws of the Company." Article SIXTH is expressly permitted by Section 109(a) of the DGCL, which states in pertinent part that "the power to adopt, amend or repeal by-laws shall be in the stockholders entitled to vote ...; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors ... The fact that such power has been so conferred upon the directors ... shall not divest the stockholders ... of the power, nor limit their power to adopt, amend or repeal by-laws." Thus, by virtue of the provision in the Company's Certificate of Incorporation, both the Board of Directors and the stockholders have the power to adopt, amend or repeal bylaws.
The implementation of the Proposal would cause the Company to violate Section 109 of the DGCL by putting in place a bylaw that is inconsistent with the Company's Certificate of Incorporation. The proposed bylaw thus is not permitted under Section 109 of the DGCL. See Centaur Partners, IV v. Nat. Intergroup, Inc., 582 A.2d 923 (Del. 1990). In Centaur, the Delaware Supreme Court invalidated a bylaw that restricted board power to amend the bylaw itself. The Court found that the restriction was "inconsistent" with the grant of power in the charter to amend the bylaws, and therefore in violation of Section 109: "Because the proposed provision is clearly inconsistent with the directors' power to enlarge the board without limit, it would be a nullity if adopted." Id. at 929. See also Radiation Care, Inc., SEC No-Action Letter, 1994 WL 714997 (Dec. 22, 1994) (granting no-action relief where there was "substantial question as to whether, under Delaware law, the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders"); Pennzoil Co., SEC No-Action Letter, [1993 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 76, 681 (Mar. 22, 1993) (same).

C. The Company Lacks the Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." The election of directors of a Delaware corporation is exclusively a province of the shareholders. The DGCL, to which the Company is subject, allows a corporation's board of directors to delegate its power and authority with regard to certain business matters to committees composed of one or more directors. Members of the "key committees" enumerated in the Proposal (Audit, Corporate Governance/Nominating, and Compensation/Options) must be members of the Board. Under the DGCL and the Company's bylaws, directors of the corporation are elected by the shareholders at their annual meeting. Thus, it is not within the power of the Company or its Board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. See Amendments to Rules on Shareholder Proposals, 1998 SEC LEXIS 1001 at *9 n. 20 (noting that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties").
*4 The Staff recently agreed to permit a company to exclude a proposal that was virtually identical to the Proposal on the grounds that the company would lack the power or authority to implement the

proposal. See Boeing Co. (Mar. 6, 2000). In Boeing, the proposal requested that "[t]he key board committees shall have independent and committed directors, recommendation. The key board committees are: Audit, Nominating, Compensation." The first section of the supporting statement in Boeing defined the standard for director independence as follows: "A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is his or her directorship." In its decision not to pursue enforcement action, the Staff noted that it did "not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." See also Boeing Co. (February 22, 1999), request for reconsideration denied, 1999 WL 627557 (S.E.C. Aug. 18, 1999) (allowing exclusion of a proposal that key committees be composed only of directors meeting a certain definition of independence on the ground that it did "not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria"); Ameritech Corp. (Dec. 29, 1994) (allowing exclusion of a proposal that the corporation establish a new board committee and select a chair who possessed three particular attributes, with the Staff noting that because the board could not guarantee election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria); American Telephone & Telegraph Co. (Dec. 13, 1985) (excluding a proposal that at least one of the company's directors be a "worker-shareholder or retired employee of AT&T" on similar grounds).

For the same reasons as set forth in the above no-action letters, the Proposal should be excluded. If the Proposal were approved, each director who failed to meet the Proponent's standards would be prohibited from serving on the Audit Committee, the Corporate Governance/Nominations Committee, and the Compensation/Options Committee, even though that director may be perfectly qualified to serve generally on the board. Thus, the Company may be faced with a situation in which it has a fully-staffed board but has no directors that would be "qualified" under the Proposal to serve on the Audit, Corporate Governance/Nominations and Compensation/Options committees.

Because the Company lacks the power to ensure that the Board would contain enough directors to fill appropriately the three key committees for which the Proposal seeks to impose additional qualifications, the Company believes that it may properly exclude the Proposal pursuant to Rule 14a-8 (i)(6).

D. The Company Has Already Substantially Implemented the Proposal and therefore the Proposal may be excluded under Rule 14a-8(i)(10)

*5 A proposal may be excluded if it will be "substantially implemented" by a company prior to the annual meeting. See Rule 14a-8(i)(10). The "substantially implemented" standard replaced the predecessor rule allowing omission of a proposal that was "moot", and reflects the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. See SEC Release No. 34-30091 (August 16, 1983).

It is well-established in Staff no-action letters that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a- 8(i)(10); differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, e.g., Masco Corporation (Mar. 29, 1999) (permitting the company to exclude a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). Proposals have been considered substantially implemented where the companies had implemented part, but not all, of a multi-pronged proposal. See, e.g., Columbia/HCA Healthcare Corp. (Feb. 18, 1998) (permitting the company to exclude a proposal on "substantially implemented" grounds after it took steps to implement, partly or fully, three of the four actions requested by the proposal).

The Company believes that its key committees are, in practice, independent and free from conflicts of interest. None of the members of the Company's key committees is an employee of the Company or has a connection with the Company as a substantial customer or supplier of goods or services, nor is any member of a key committee an officer of a corporation of which an officer of the Company is a director.

In addition, all of the members of the Company's key committees meet the independence requirements recently promulgated by the New York Stock Exchange (the "NYSE") and sanctioned by the Securities and Exchange Commission for the audit committees of domestic listed companies. Under these requirements no members of an audit committee may have a "relationship to the company that may interfere with the exercise of their independence from management and the company." NYSE Rule 303.01(B)(2)(a). These regulations also place four additional restrictions on audit committee members:

(1) employees of the company or its affiliates may not serve on the audit committee until three years following the termination of employment;

(2) directors who serve as executive officers, partners or controlling shareholders of entities which have a business relationship with the company may serve on the audit committee only if the board determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment;

*6 (3) directors who are executives of another company with cross compensation committee links may not serve on the audit committee; and

(4) directors who are immediate family members of an executive officer may not serve on the audit committee.

See NYSE Rule 303.01(B)(3); SEC Release No. 34-42233 (Dec. 14, 1999).

The Company notes that the resolution contained in the Proposal does not include any definition of the word "independent." It is possible that the Proponent will assert that the Company should formally adopt the definition of "independent director" used by the Council of Institutional Investors (the "CII"), which the Proponent references in his supporting statement. The Proposal itself, however, simply recommends that these committees consist solely of "independent directors." It does not require or recommend that the Company adopt the precise definition of independent director used by the CII, or any other specific definition. The Proponent's supporting statement is not part of the Proposal, and would not be considered as part of the bylaw, if adopted.

Even if the definition of "independent" in the supporting statement were incorporated into the resolution, all of the current directors on the Company's key committees meet that definition of independence. [FN1] A number of directors hold stock in the Company, which we do not believe falls within the definition of "financial relationship" in the supporting statement's standard for director independence. In fact, the Company believes that the shareholdings of its directors in Company stock makes their interests more, and not less, aligned with those of other shareholders, a position that is supported by prominent shareholder rights advocates.

FN1. The Company notes that upon the sudden resignation of the Company's then- CEO, Jill Barad, on February 3, 2000, Ronald Loeb, a member of the corporate governance/nominations committee, agreed to serve on an interim basis as Acting CEO of the Company until Ms. Barad's replacement (Robert Eckart) was appointed, on May 16, 2001. Mr. Loeb was pressed into this interim service with the Company in light of the exigent circumstances of Ms. Barad's departure, and stepped down as soon a successor to Ms. Barad was found. Mr. Loeb was also an attorney with the law firm of Irell & Manella LLP, which has periodically provided legal services to Mattel. Mr. Loeb has not been employed by Irell & Manella LLP since 1999, and is not currently an attorney at any other law firm that provides services to the Company. The Company believes that Mr. Loeb is an independent director and does not believe that either his temporary service under emergency circumstances, or his now-terminated affiliation with Irell & Manella LLP compromise his independence. The Company also notes that Dr. Andrea Rich, a member of the audit and corporate governance/nominating committees, is the President and CEO of the Los Angeles County Museum of Art, a not-for-profit entity to which Mattel contributes from time to time. Over the past four years, such contributions have totaled approximately $40,000 in the aggregate. The Company does not believe that Dr. Rich's service for this charity creates a non-trivial "professional" or "financial" relationship between her and the Company outside of her directorship that would compromise her independence.

End of Footnote(s).

*7 For example, the web site of the CII, which the Proponent cites for his definition of "independence," recommends that the majority of a director's compensation should be in stock, and recommends under its principles of "Board Shareholder Accountability" that "directors should own a meaningful position in company common stock, appropriate to their personal circumstances." Http:// www.cii.org/corp_governance.htm (visited Jan. 13, 2001). This encouragement for director shareholdings is echoed by CalPERS, another group cited by the Proponent, in CalPERS's "U.S. Corporate Governance Principles." See http:// www.calpers-governance.org/principles/domestic/us/page04.asp (visited Jan.13, 2001) ("Director compensation [should be] a combination of cash and stock in the company. The stock component is a significant portion of the total compensation"). It is also notable that the CalPERS definition of "independent director" sets forth nine prohibitions for independent directors, none of which mention owning common stock of the company. See http://www.calpers-governance.org/principles/domestic/us/page13.asp (visited Jan.13, 2001).

The Staff has, under similar circumstances, permitted the exclusion of a very similar proposal on Rule 14a-8(i)(10) grounds. In AMR Corp. (Apr. 17, 2000), the proposal (which was also authored by the Proponent) asked the AMR board to limit membership on the audit, nominating, and compensation committees to only directors who met the same standard of "independence" as that used in the Proposal received by the Company. AMR already had adopted bylaws that imposed independence requirements for membership on its audit committee (which was also in compliance with the NYSE rules) and that also provided that no member of its nominating/compensation committee could be an employee or officer of AMR, or fail to meet the definition of "non-employee directors" provided in Rule 16b- 3(b)(3). In addition, AMR's board removed three directors from the key committees, such that afterwards, in practice and not just policy, the members of AMR's audit and compensation/nominating committees all met the standard of independence proposed by the shareholder in his supporting statement. The Staff found that, particularly in light of the company's representation that the members of the board committees identified in the proposal meet the criteria specified by the shareholder, there was a basis to believe that the shareholder proposal had already been substantially implemented. The Staff stated that it would not, therefore, recommend an enforcement action if AMR excluded the proposal on the basis of Rule 14a-8(i)(10).

The Company is aware that the Staff rejected a "substantially implemented" argument in a letter issued shortly prior to the AMR letter in General Motors Corp. (Apr. 10, 2000). The Company believes that the General Motors letter is distinguishable from the AMR letter as well as the present situation because both AMR and the Company have represented that the directors of the key committees referenced in the shareholder resolutions do in fact meet the independence requirements stated in the respective supporting statements. Although General Motors argued that there was no difference between the definition of independence in its bylaws and the definition in the shareholder's proposal, General Motors did not represent to the Staff that the members of its key committees did in fact meet the definition set forth in the shareholder proposal, which, as discussed above, was a key factor in the Staff's decision to find some basis for the exclusion of the shareholder proposal in AMR.

*8 The Company believes that it has substantially implemented the underlying goal of this Proposal, namely, the establishment of committees composed of independent directors whose interests are aligned with those of the shareholders, and that the Company may therefore exclude the Proposal on the basis of Rule 14a-8(i)(10).

E. The Proposal Violates the Proxy Rules

The Staff has recognized that a proposal may be excluded under Rule 14a- 8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements would apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989). A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For purposes of Rule 14a-9, proxy material may be considered misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note to Rule 14a-9.
The Company believes that the Proposal may be excluded pursuant to Rule 14a- 8(i)(3) for the following reasons:

1. The Resolution Is Impermissibly Vague.

The resolution of the Proposal, and in particular the final sentence of the resolution, is both difficult to understand and also so vague and indefinite that shareholders voting on the proposal will not be able to determine with any reasonable certainty exactly what would be required in the event that the proposal was adopted. After recommending a bylaw requiring independence for members of three committees, the resolution states "Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies." In addition to the considerable syntax errors and ambiguous references that make it very difficult to comprehend this sentence, the substantive aim and scope of the sentence is unclear. It is difficult, if not impossible, to determine what precisely constitutes the "proposal topic" or the nature of a "change" that would trigger the required shareholder vote. It is guesswork for anyone to answer either of those questions, and it will not be possible for shareholders voting at the annual meeting to evaluate properly the proposal on which they are voting and express their intent. The Company believes that it is entitled, therefore, to exclude the proposal on Rule 14a-8(i)(3) grounds. See NYNEX Corp. (Jan. 12, 1990) (allowing the exclusion of a proposal that NYNEX not "interfere in government policies of foreign nations" where there is no additional description of what is meant by "interference" and "government policies"); Commonwealth Energy System (Feb. 27, 1989) (allowing the exclusion of a proposal that called upon the company to provide "stockholders who hold sufficient stock" the opportunity to nominate trustees); Hershey Foods Corp. (Dec. 27, 1988) (allowing the exclusion of a proposal that the company establish a policy against advertising on "sexually suggestive" television programs, where the Staff emphasized that "the standards under the proposal may be subject to differing interpretations").

2. The Supporting Statement Makes Numerous False, Irrelevant, and/or Unsupported Statements of Fact.

*9 The supporting statement contains numerous assertions of fact, a great many of which are inaccurate or misleading. For ease of reference, the Company's discussion of this inaccuracy follows the order of the statements made in the supporting statement.
. Standard for Director Independence. The first paragraph of the supporting statement includes a definition of "independence" that is purportedly from the "Council of Institutional Investors Shareholder Bill of Rights." The web site of the CII referenced in the Proposal, however, does not have any "Shareholder Bill of Rights." Although there is a suggested definition of "independence"

under the "Policies of the Council of Institutional Investors," that discussion does not include the "within the past ten years" qualifier included in the Proposal.

. False Statement Regarding Ronald M. Loeb. Point three under "Note the lack of independence by Mattel directors:" seems to characterize one of the Company's directors, Ronald M. Loeb, as "[a]n attorney at a law firm used by Mattel." Such a characterization would be false. Although Mr. Loeb was once a partner with Irell & Manella LLP, which provides legal services to the Company, Mr. Loeb has not been employed by/Irell & Manella LLP since 1999, and is not currently an attorney at any other law firm that provides services to the Company. This statement should be revised to read that the Company's board includes a director who was employed through 1999 as an attorney with a law firm that provides legal services to the Company.

. False Statement Regarding Tully M. Friedman. Point four under "Note the lack of independence by Mattel directors:" states that one of Mattel's directors, Tully M. Friedman, has a $1 million loan from Mattel. This is also false. As disclosed in the Company's Proxy Statement for its 2000 Annual Meeting of Stockholders, on October 29, 1999, the Company loaned $1 million to Neil Friedman, who is President of Fisher-Price Brands. The Company has not made a $1 million loan to its director Tully M. Friedman. There is no familial relationship between Neil Friedman and Tully M. Friedman.

. Unsupported Characterization of the Company's Board. The Proposal characterizes the Company's board disparagingly as a "lap dog board" without providing the significant evidence needed to support a scurrilous accusation. See, e.g., Chemed Corporation (November 16, 1998) (excluding an assertion to an officer ran the company "like a personal fiefdom"), Broadway Financial Corporation (March 6, 1991) (excluding a paragraph of a supporting statement because it "impugn[ed] the integrity of management without factual foundation"). In particular, the assertions that follow the characterization, even if they were accurate, are neither supportive of the contention that the Company's board is the pawn of any director or officer nor are they relevant in any other respect to the Proposal's resolution.

**10* . Inaccurate Description of The Learning Company Investment. The collection of facts and assertions presented in the Proposal's "lap dog board" discussion contains numerous deficiencies. There is no factual support for the supporting statement's assertion that the Company's stock "lost more than $6 billion in value" as a result of The Learning Company acquisition. The discussion also is not internally consistent, as it refers to the acquisition of The Learning Company for $3.5 billion, then later refers to "the $3.8 billion Learning Company debacle" and an alleged loss of $6 billion in the value of the Company's stock.

In this case, the Company believes the defects in the supporting statement are so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that it should be amended to correct the deficiencies described above.

We note that the Schlossmans' representative in submitting the Proposal is the Proponent, who, judging from the Proposal's distinctive style, appears to be its author. The Proponent has prepared many proposals that have been submitted to a number of companies in recent years, and the Staff has frequently ordered him to correct misleading statements in these proposals. See, e.g., General Motors Corporation (Apr. 10, 2000); Honeywell International, Inc. (Mar. 2, 2000); Electronic Data Systems Corporation (Mar. 11, 1999); Raytheon Company (Mar. 9, 1999); Boeing Co. (Feb. 23, 1999); PACCAR Inc. (Feb. 22, 1999); TRW Inc. (Feb. 11, 1999). Checking the numerous assertions of fact and paraphrasing of various news sources in his proposals is a considerable burden and expense for companies. This was particularly true for this Proposal, because it is over 40% longer in word length than the maximum permitted level--a clear error in submission of which a seasoned shareholder activist like the Proponent should have been aware (and that can be discerned with a mere glance at the proposal). The Company believes that the Proponent's patent disregard for the rules and repeated failure to be reasonably diligent in the preparation of his proposals, which creates expenditures of time and money for both registrants and the Staff, further justifies the omission of the Proposal in its entirety.

III. Conclusion

For the reasons provided herein, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal.
By copy of this letter, the Company notifies the Proponent and Mr. Bernard Schlossman and Ms. Naomi Schlossman of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter, and the Letter containing the Proposal and its supporting statement. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

*11 Very truly yours,
Robert Normile
Senior Vice President and General Counsel
MATTEL, INC.
333 Continental Boulevard
El Segundo, California 90245-5012
Phone: 1 (310) 252-2000

LETTER TO SEC

January 23, 2001

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Correction of Typographical Error in
No-Action Letter of Mattel, Inc. Regarding
Stockholder Proposal of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:
On January 18, 2001, we faxed a letter asking for your concurrence that you will not recommend enforcement action if Mattel, Inc. omits from its proxy the shareholder proposal of Bernard Schlossman and Naomi Schlossman (who have designated John Chevedden as their proxy). It has come to my attention that the faxed letter contained a minor typographical error: the passage in the first footnote that states Mattel's contributions to the Los Angeles County Musuem of Art "have totaled less than $35,000 in the aggregate" should instead read "have totaled approximately $40,000 in the aggregate". The same error appeared in the copy of the letter that we faxed to Mr. John Chevedden on January 18. The error was corrected in the six paper copies of the letter that we sent to you by overnight courier on January 18.
Please accept my apologies for any inconvenience that this may have caused.

Very truly yours,
Bob Normile
Senior Vice President and General Counsel

ENCLOSURE

December 23, 2000

MR. ROBERT ECKERT
CHAIRMAN
MATTEL, INC.
333 CONTINENTAL BLVD.
EL SEGUNDO, CA 90245

Dear Mr. Eckert and Directors of Mattel, Inc.,
The attached resolution is respectfully submitted for vote by stockholders at the next and/or 2001 stockholder meeting. It is submitted for inclusion in the Mattel, Inc. proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We have continuously owned 700 shares of Mattel stock for more than one year listed in Mattel's record of shareholders and intend to hold the required stock through the 2000 Mattel shareholder meeting.
The exact text, title, format, bold & italicized font, spacing and punctuation are an integral part of the resolution. They are believed to be consistent with the Securities and Exchange Commission standards of editing and the formatting of the Mattel proxy statement.
This is our legal proxy for Mr. John Chevedden to represent us and this shareholder resolution before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. Chevedden.
John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
This proposal is believed to be in the best interest of Mattel, Inc. and its shareholders. A commitment from Mattel, Inc. to enact this resolution would allow the resolution to be withdrawn.

*12 Sincerely,
Bernard Schlossman and Naomi Schlossman
Shareholders Mattel Inc.

PROPOSAL 4

INDEPENDENT DIRECTORS on Key Board Committees

Mr. and Mrs. Bernard Schlossman submit this proposal for vote at the annual shareholder meeting.

RESOLVED:

INDEPENDENT DIRECTORS on Key Board Committees

Mattel shareholders recommend a bylaw requiring independent directors for each key board committee seat. The key board committees are:

. Audit
. Nominating
. Compensation
Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies.

SUPPORTING STATEMENT:

This standard for director independence is:
A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is their directorship. This is the definition of the Council of Institutional Investors Shareholder Bill of Rights (www.cii.org).
Institutional Investors own 66% of Mattel stock and mutual funds own a further 15%.
These institutional investors have a fiduciary duty to their clients:
. To vote in their client's best interest
. To vote independent of Mattel management recommendations
This proposal topic won 45% approval at the PG&E Corp. 2000 shareholder meeting. The Council of Institutional Investors also recommends independent directors for each key board committee seat.
Note the lack of independence by Mattel directors:
1) Three directors have more than 10-years tenure:

Loeb	31-year veteran
Vogelstein	18-years
Friedman	17-years

. Long tenure is bad for boards. It allows directors to develop friendships with management -- friendships that impair effective oversight. After 10 years a director may become complacent.
The Corporate Governance Advisor
2) Interlocking cross-directors:

Interlocking Directors	Company
Brown (Age 73) & Vogelstein	Warburg, Pincus

. Corporate governance experts say cross-directors tend to look out for each others' interest, rather than those of shareholders.
Business Week
3) An attorney at a law firm used by Mattel: Loeb
. The American Bar Association discourages directors from sitting on boards of companies from which they take additional legal fees.
4) Director with $1 million loan from Mattel: Friedman
CalPERS ($150 billion fund) said to vote no on 4 Mattel directors at the 2000 annual meeting:
1) Vote no on directors Rollnick, Sinclair and Vogelstein:
**13* . Each was a member of the compensation committee that gave ex-CEO Barad a $50 million golden parachute that was unwarranted.
2) Vote no on director Loeb:
. An attorney at a law firm used by Mattel.
www.calpers-governance.org/alert/proxy
Additionally there are serious competitive issues that deserve greater attention from independent directors with a stronger commitment to the company's shareholders:

Mattel's Lap Dog Board

Mattel's 16-month round-trip on The Learning Company could turn out to be a 100% loss, making it the worst acquisition in corporate history. Mattel's CEO. Jill Barad, bought The Learning Company for $3.5 billion in 1999.
As a result, Mattel's stock lost more than $6 billion in value. But the greatest indignity to shareholders was when Mattel's Lap Dog Board gave Barad $50 million to clean out her desk before she could do another stupid deal.
It would have been cheaper for shareholders, and more just, if the board had simply given Barad The Learning Company as her door prize.

Morningstar.com Oct. 2, 2000

Adding to shareholder injury, Mattel is said to have let slip a $400 million bid for the Learning Company from Vivendi-owned software maker Havas. Instead, gasping Mattel wound up handing over the business in September for no money down and an undisclosed amount of "future consideration." To pay for the privilege, Mattel swallowed a $440 million after-tax loss and is still on the hook for $200 million in debt.

Forbes Nov. 13, 2000

Mattel cut dividend by 86%.

TheStreet.com Oct. 19, 2000

Mattel third-quarter profits drop 22%.

CBS.MarketWatch.com Oct 19, 2000

More troubling than the $3.8 billion Learning Company debacle is the shrinking market for traditional toys. The number of children in the U.S. under age 14 will increase less than 1% between now and 2005. Making matters worse is a phenomenon known in the toy biz as "age compression." Today's children are playing with toys for fewer years than their parents or even their older siblings. The prime culprit is the personal computer. With more and more software and websites being aimed at younger and younger children, playtime is going virtual.

Money Sept. 2000

To ensure proactive oversight from independent Mattel directors and to help restore Mattel's $46 stock price, vote yes for:

INDEPENDENT DIRECTORS on Key Board Committees

YES ON 4

The Company is respectfully requested to insert the correct proposal number in the proxy materials.

ENCLOSURE

*14 January 18, 2001

MATTEL, INC.
333 CONTINENTAL BOULEVARD
EL SEGUNDO, CA 90245-5012

Re: Bylaw Amendment Proposed by Bernard Schlossman and
Naomi Schlossman

Dear Sirs:
We have acted as special Delaware counsel to Mattel, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by Bernard Schlossman and Naomi Schlossman (the "Schlossmans"), which the Schlossmans intend to present through their proxy John Chevedden ("Chevedden") at the Company's 2001 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company, as amended (as amended, the "Certificate"), certified to us as being a true, correct and complete copy as of the date hereof by an Assistant Secretary of the Company; (ii) the Bylaws of the Company, as amended (as amended, the "Bylaws"), certified to us as being a true, correct and complete copy as of the date hereof by an Assistant Secretary of the Company; and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document of the Company other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

Mattel shareholders recommend a bylaw requiring independent directors for each key board committee seat. The key board committees are: Audit, Nominating, and Compensation. Also, require that any change on this proposal topic be put to shareholder vote - as a separate proposal and apply to successor companies.

(Proposal at 1).

In our interpretation, the Proposal recommends the adoption of a bylaw (the "Independent Director Bylaw") that (i) requires that "independent directors" hold each of the seats on Mattel's Audit Committee, Nominating Committee and Compensation Committee and (ii) prohibits the Board of Directors of the Company (the "Board") from amending, modifying or repealing the Independent Director Bylaw, in each case regardless of the facts and circumstances existing.

Discussion

**15* You have asked our opinion as to whether the Proposal, if implemented, would cause the Company to violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal, if implemented, would cause the Company to violate the General Corporation Law.

As a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. § 109(b), which provides:

The bylaws may contain any provision, not inconsistent with law or with the certificate of

incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.
(Emphasis added). Thus, under Delaware law, a bylaw may not conflict with a charter provision. Id. Indeed, "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" Centaur Partners, IV v. Nat'l Intergroup, Inc., 582 A.2d 923, 929 (Del. 1990).
The Independent Director Bylaw provides that it cannot be amended, modified or repealed by the Board. This is contrary to the Certificate. The Certificate provides in Article SIXTH that:
In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By Laws of the Company.
(Certificate, Article SIXTH). Since the Certificate states that the Board can amend the bylaws, the stockholders cannot take away that power by bylaw amendment. In Centaur Partners, the Delaware Supreme Court held that a proposal for a bylaw to be adopted by stockholders that provided that it "is not subject to amendment, alteration or repeal by the Board of Directors" was in conflict with the board's authority as provided for in the certificate of incorporation to amend the bylaws and hence would be invalid even if adopted by the stockholders. Centaur Partners, 582 A.2d at 929. See also Radiation Care, Inc., SEC No-Action Letter (Dec. 22, 1994) (granting no action relief where there was "substantial question as to whether, under Delaware law, the directors may adopt a bylaw provision that specifies that it may be amended only by shareholders"); Pennzoil Corporation, SEC No-Action Letter (Mar. 22, 1993) (same).

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Independent Director Bylaw would be inconsistent with the Certificate and the Proposal, if implemented, would cause the Company to violate the General Corporation Law.
The foregoing opinion is limited to the General Corporation law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal securities laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.
**16* The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein (and forward a copy to Chevedden and the Schlossmans in connection therewith) and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,
Richards, Layton & Finger

LETTER TO SEC

March 20, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
Mattel, Inc. (MAT)

Shareholder Response to Company No Action
Independent Directors
Mr. and Mrs. Bernard Schlossman, Shareholders

Ladies and Gentlemen:
This is further information regarding the lack of shareholder control over the election of directors. The election of directors appears to largely reside outside the power of shareholders. The de facto fiction that shareholders have the power to elect directors is readily acknowledged as a mere theory by many professors in introductory classes on Corporations.
This lack of shareholder control is also supported by Power and Accountability (http://www.thecorporatelibrary.com/power/) by Robert A.G. Monks and Nell Minow in Chapter 3, Section 4 (http:// www.thecorporatelibrary.com/power/chapter3.html # section4):
Dance with the One Who Brought You - or Else
Barbarians at the Gate detailed Ross Johnson's techniques for the care and feeding of his directors everything from arranging for them to rub shoulders with celebrities to endowing chairs at their alma maters. Perquisites such as the use of corporate planes and apartments made it hard for directors to push him on tough questions. The same is true at most corporations. Directors are picked because the CEO knows them and knows that they are likely to be on his side. Many of them even those termed "outside" directors, by the New York Stock Exchange's definition have some business or personal relationship with the CEO. [FN10] We were once informed by an investor of a prominent electronics company that the head of the board of directors' compensation committee was the chancellor of a college. The president of the company, in turn, was the chairman of the college's board of trustees, and the company has been a big contributor to the school a nice, cozy arrangement.

FN10. According to preliminary figures in the ISS Director Database, 843 out of 5,848 director positions in the ISS Director Database were "affiliated" outsiders, with some business connection to the company.

End of Footnote(s).

Directors are not picked for their ability to challenge management. On the contrary, they are more often chosen for their business or personal ties, or for their ability to add symbolic luster. Compensation expert Graef Crystal describes boards as "ten friends of management, a woman and a black."
*17 Since they are selected by management, paid by management, and perhaps most important informed by management, it is easy for directors to become captive to management's perspective. Information is the key, and it is often frustrating to directors to have such limited access. Former Supreme Court justice Arthur Goldberg, a member of the board of TWA, suggested that the board form a committee to make periodic reports on the company's operations and that it have its own staff of experts, including a scientist, an economist, a public relations expert, an auditor, and, perhaps, a financial expert. The proposal was turned down, and Goldberg resigned from the board. [FN11]

FN11. Lorsch, Pawns or Potentates, pp. 57-58.

End of Footnote(s).

Other directors who have tried to question management have fared even worse. Those directors who cannot be shmoozed, ignored, or avoided can be silenced. Ross Perot was brought to the General Motors board just to bring the skills and experience that had made his company, EDS, so successful. When he tried to give the board the benefit of that skill and experience, CEO Roger Smith paid Perot $742.8 million $33 a share for stock that closed at $26 7/X on the day of the trade, plus another

$346.8 million for contingent notes and tax compensation in order to get him off the board. [FN12] GM even established a $7.5 million penalty to be levied if either Perot or GM criticized each other, and they set up a three-man arbitration panel to evaluate possible violations. [FN13] So there was no opportunity for the shareholders to find out what Perot's concerns about the company were. There was also no opportunity for them to get that kind of a price; General Motors refused to buy back other shareholders' stock for the price they paid to Perot.

FN12. Maryann Keller, Rude Awakening: The Rise, Fall, and Struggle for Recovery of General Motors, William Morrow, New York, 1989, p. 188.

FN13. Doron P. Levin, Irreconcilable Differences; Ross Perot versus General Motors, Little, Brown, Boston, 1989, p. 324.

End of Footnote(s).

An outside director of a company that went private in an MBO told us that his every attempt to question management was thwarted. The special committee convened to oversee the deal was made up of directors selected for their history of going along with whatever management proposed. The projections for segments of the company previously expected to do well suddenly became dismal, as all of the assumptions changed to justify a low price. Even if a company is operating as a public company, it has every incentive to present its most optimistic forecasts to directors and shareholders. But a buyer and a seller have two different ways of valuing assets, and in an MBO, management switches sides. The "independent" investment banking firms hired to provide "fair" evaluations of the value of the assets owe their allegiance to management. Who owes allegiance to shareholders? In theory, it is the board of directors, who, as fiduciaries, are supposed to be better to shareholders than they would be to themselves. But the theory of fiduciary duty has given way to the reality of a duty so threadbare that it covers as little as the fabled emperor's new clothes.
**18* Additional supporting information is from a Wall Street Journal, March 14, 2001 article:
Edward Durkin, director of special programs for the United Brotherhood of Carpenters, which has about $35 billion of assets in 100 pension funds, said "To say shareholders control the [director election] process is laughable."
Shareholders elect directors, but boards have absolute control over committee assignments and a virtual lock on the nomination process, activists say. While shareholders may nominate their own candidates, the board picks the nominees in almost every case, they add.
"Shareholders' only involvement in this process is to rubber stamp the nominees selected by the board," Council of Institutional Investors Executive Director Sarah Teslick wrote in a Feb. 2 letter urging the SEC to reconsider the "troubling decision" supporting PG&E.
SEC corporation finance division director David Martin said "Everybody agrees on the importance of independent directors."

Sincerely,
John Chevedden
For Mr. and Mrs. Bernard Schlossman Shareholders, Mattel, Inc.

LETTER TO SEC

March 15, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
Mattel, Inc. (MAT)
Shareholder Response to Company No Action
Independent Directors
Mr. and Mrs. Bernard Schlossman, Shareholders

Ladies and Gentlemen:
This is in response to the company March 8, 2001 letter.

The company has implemented a proposal it cannot understand?

The company's Delaware law claim is based on the company words of "if" combined with "suggestion."
In contradiction the company claims that the proposal has been implemented, yet part of proposal dealing with a shareholder vote is claimed to be incomprehensible. How can a company implement a proposal it cannot understand?

Most proxy-published shareholder proposals are claimed to be a violation of Delaware law?

The company interpretation is that, once the shareholders are permitted to cast a non-binding vote, that takes away the unilateral power of the board to alter or repeal the bylaws. Following this company claim to its logical conclusion -- most shareholder proposals published in the definitive proxy statements of public companies are a violation of Delaware law -- when the proposals express a viewpoint on the rules the board has the power to establish.
The text "Also require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies" does not specify a binding vote, nor does it specify any margin of vote for the vote to have any impact -- merely that shareholders have the opportunity to vote.
The company builds its purported claim by adding its own words to the proposal: "will require." The board can only add words to the proposal after the shareholders cast their non-binding vote -- not before.

*19 Sincerely,
John Chevedden
For Mr. and Mrs. Bernard Schlossman Shareholders, Mattel, Inc.

LETTER TO SEC

March 12, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
Mattel, Inc. (MAT)
Shareholder Response to Company No Action
Independent Directors

Mr. and Mrs. Bernard Schlossman, Shareholders

Ladies and Gentlemen:

Not only has the company earlier submitted its rule 14a-8 arguments without waiting for the shareholder to reply to the company's own letter, it continues to submit rule 14a-8 claims. In such a case it could be considered that the Commission would have additional time to reach a decision. This is to respectfully request that this correspondent have the opportunity to submit the closing written response to the company claims, since the company had the opportunity to make the initial request. It is respectfully requested that this correspondent be notified if the response, now under preparation, needs to be expedited to meet the Commission's schedule.

Simple and inexpensive way

The Rule 14a-8 shareholder proposal rules are intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views.

It is respectfully requested that this correspondent have ample time to respond to the repeated letters from the professional company staff with the support of expensive data-bank resources.

Sincerely,

John Chevedden

For Mr. and Mrs. Bernard Schlossman Shareholders, Mattel, Inc.

LETTER TO SEC

February 22, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
Mattel, Inc. (MAT)
Shareholder Response to Company No Action Advice Request
Independent Directors
Mr. and Mrs. Bernard Schlossman, Shareholders

Ladies and Gentlemen:

1. Response referenced earlier

This follows the preliminary January 26, 2001 response regarding the Mattel Inc. January 18, 2000 no action request (23-pages including all attachments). The company requested that the Commission allow shareholders to be denied the opportunity to cast a vote on a non-binding request regarding Independent Directors.

The objective of this proposal is to protect and enhance shareholder investment in the company through constructive change -- or at least the consideration of constructive change. As the lengthy company package indicates, management is steadfastly focused on maintaining the status quo and discouraging the consideration or discussion of options for constructive change.

2. Stock Ownership and Wordcount

Broker verification of stock ownership and wordcount adjustment was submitted to the company January 22, 2001, prior to the date required by Rule 14a-8.

3. Company "hurry-up" letter

*20 The April 9, 2001 definitive proxy filing date given by the company is questionable since the filing date last year was April 28, 2000. There is no company explanation. The company is responsible for the "hurry-up" burden on the Commission by allowing only 100-days from the deadline for submitting shareholder proposals and filing its definitive proxy statement. There is no explanation of a "good cause" for the "hurry-up" burden the company places on the Commission. The company is well aware that this is a very intense work-load period for the Office of Chief Council. The company has made no attempt to informally resolve proxy issues with the shareholder. In any event this lack of timeliness by the company should not pressure a quick decision from the Commission.

4. The company is seeking reversal of a recent precedent

This proposal is essentially the same proposal that was published in the General Motors definitive proxy following no action review, General Motors Corp. (Rossi), (April 10, 2000). The complete response letter is attached.
April 10, 2000
Response of the Office of Chief Counsel
Division of Corporation Finance
Re: General Motors Corporation
Incoming letter dated January 27, 2000
The proposal recommends that the audit, nominating and compensation board committees be comprised entirely of independent directors.
We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

5. Company wrongfully adds words to the proposal

The proposal does not state that, once enacted, a reversal of this proposal solely requires a vote of the shareholders. The company wrongfully adds this sole shareholder vote requirement and thus makes its claim moot. This claim is clearly inconsistent with the submitted text of the proposal. If companies are allowed to add disqualifying words to proposals -- shareholders might lose their right to vote on any shareholder proposal whatsoever.
The company claims that in "practice" it meets a fraction of the requirements of this shareholder proposal. Furthermore this means in effect that this "practice" is not policy. Thus a policy change could reverse this "practice" tomorrow for long-term impact.
The company apparently claims that there could be no connection between the proposal and supporting statement on defining director independence.
The company claims there is a material difference between a $3.5 billion loss and a $3.8 billion loss. The text is simply true to the cited sources. The key point is the magnitude of the loss.

6. Precatory Proposals Meet State Law Requirement

Quoting Rule 14a-8:

"Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."

7. Flawed Opinion of Firm

**21* The opinion of Richards, Layton & Finger does not address that this proposal allows for a non-binding vote that applies to all elements of the proposal. Thus any shareholder vote on any element of this proposal can simply be ignored by the board.

8. Company belittles its own power

The company fails to note that by nominating directors, it virtually guarantees their election. With the burden of proof on the company, it does not cite any director elected since 1980 or earlier without the company nomination.
With the burden of proof on the company the company speculates, but does not specify, how it could fail to fill the key committees with qualified board members.

9. Company has little or no control over director qualifications?

The company does not address that it can encourage and influence current directors, prospective directors and prospective key board committee members to maintain their independence. The company can also encourage and influence directors and key committee members to leave the board if they compromise their independence. In fact the company could be de-listed from the NYSE if certain directors do not maintain a certain rudimentary level of independence.
Hence the company is in effect erroneously arguing that it may not be cable of maintaining its NYSE listing because it has so minimal control over the qualifications of its directors.
There are significant unresolved differences with the company cited determinations and this shareholder proposal. Ameritech Corp. (December 29, 1994) concerned establishing a "pension investment committee" of the board of directors. The American Telephone & Telegraph Co. determination (December 13, 1985) concerned a retired employee as a company director.
Furthermore, the company erroneously claims it has implemented a proposal it does not understand.

10. UAL Corporation Precedent

A precedent was set in UAL Corporation, (February 9, 2001) that did not object to the following text: "Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal."

11. Precise text

The following text was timely deleted and submitted to the company:
. The reference to the "Shareholder Bill of Rights."
. The statement regarding Mr. Friedman.
The statement on Mr. Loeb was timely revised to meet the company request:
"An attorney for many years at a law firm currently used by Mattel."

12. Source: Morningstar.com

The word lap-dog is sourced from Morningstar.com. The company has not provided any evidence that it asked Morningstar.com to retract this text. The company claim then adds its own word "pawn" -- which is not in the proposal text. If companies are allowed to add disqualifying words to shareholder proposals, the proposals could become extinct.
The $6 billion loss is sourced from Morningstar.com. Again the company has not provided any evidence that it asked Morningstar.com to retract this text.

13. Over-extended company effort?

*22 The company protests about its purported over-extended effort in the reading of 200-words of text, limited to a once-a-year submission. If the company had timely sent out its own letter, it would have saved itself the "burdensome" task of reading 200-words of text.
The company complains again about "expending additional resources evaluating the new version. It claims special consideration for this, while it has been at minimum unprofessional in objecting to the proposal before the mandated period for a shareholder response to the company's own letter.

14. The Company Deadline for No Action Requests is Past

This is to note that the deadline has past for a company request to exclude this proposal. It is therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should be held for the appeal process, if necessary.
The company was guaranteed 40-days to respond to a mere 2-page proposal. Any further company information should be held for the appeal process if necessary.
It is respectfully requested that this correspondent have the closing written response to the Commission since the company had the opening response in the no action procedure.

15. Conclusion

The bottom line of management's no action letter is that management prefers to exclude or micro-edit a constructive proposal that challenges management to further realize the full potential of the company through a higher standard of corporate governance.
For the above reasons it is respectfully requested that the Commission not concur with any of the company claims and that the shareholders have the opportunity to vote on this significant proposal to enhance corporate governance and shareholder value at Mattel, Inc. -- to enable the company to more fully realize its potential.

Sincerely,
John Chevedden
For Mr. and Mrs. Bernard Schlossman Shareholders Mattel, Inc.

LETTER TO SEC

January 26, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549

Mattel, Inc. (MAT)
Shareholder Response to Company No Action Advice Request
Independent Directors
Mr. and Mrs. Bernard Schlossman, Shareholders

Ladies and Gentlemen:

1. Preliminary Response

This is a preliminary response regarding the Mattel Inc. January 18, 2000 no action criticism (23-pages including all attachments). The company requested that the Commission agree that shareholders be denied the opportunity to cast a vote on a non-binding request regarding Independent Directors. The objective of this proposal is to protect shareholder investment in the company through constructive change -- or at least the consideration of constructive change. As the lengthy company package indicates, management is steadfastly focused on maintaining the status quo and discouraging the consideration or discussion of options for constructive change.

2. Stock Ownership and Wordcount

*23 Broker verification of stock ownership and wordcount adjustment was submitted to the company January 22, 2001, prior to the date required by Rule 14a-8.

3. Company "hurry-up" letter

The April 9, 2001 definitive proxy filing date given by the company is questionable since the filing date last year was April 28, 2000. There is no company explanation. The company is responsible for the "hurry-up" burden on the Commission by allowing only 100-days from the deadline for submitting shareholder proposals and filing its definitive proxy statement. There is no text of apology to the Commission or explanation of a "good cause" for the "hurry-up" burden the company places on the Commission. The company is well aware that this is a very intense work-load period for the Office of Chief Council. The company has made no attempt to informally resolve proxy issues with the shareholder.

4. The Company Deadline for No Action Requests is Past

This is to note that the deadline has past for a company request to exclude this proposal. It is therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should be held for the appeal process, if necessary.

5. Full rebuttal in preparation

A full rebuttal will be forthcoming. It is respectfully requested that notice be given if this rebuttal needs to be expedited to facilitate the Commission's process. The company no action request has many of the same flaws of other no action requests filed by other companies thus far for the 2001 shareholder meetings.

Sincerely,
John Chevedden
For Mr. and Mrs. Bernard Schlossman Shareholders Mattel, Inc.

ENCLOSURE

February 8, 2001

MR. ROBERT NORMILE
CORPORATE SECRETARY
MATTEL, INC.
333 CONTINENTAL BLVD.
EL SEGUNDO, CA 90245

Dear Mr. Normile,
In response to the company January 29, 2001 letter, it is acceptable to change the two words noted, as the company requested, as long as this is consistent with the Response of the Office of Chief Counsel. This is intended to be acceptable to the company and a full and complete response under Rule 14a-8 to the January 29, 2001 letter.

Sincerely,
John Chevedden
For Bernard Schlossman and Naomi Schlossman Shareholders Mattel Inc.

Amended at company direction: January 22, 2000

PROPOSAL 4

INDEPENDENT DIRECTORS on Key Board Committees

Mr. and Mrs. Bernard Schlossman submit this proposal.

RESOLVED:

INDEPENDENT DIRECTORS on Key Board Committees

Mattel shareholders recommend a bylaw requiring independent directors for each key board committee seat. The key board committees are:
. Audit
. Nominating
. Compensation
Also, recommend that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies.

Standard for director independence:

24 A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is their directorship. This is the definition of the Council of Institutional Investors (www.cii.org). Institutional Investors own 66% of Mattel stock.

Institutional investors exercise a fiduciary duty to their clients:

. To vote independent of Mattel management recommendations.
There is benefit to increase the independence of Mattel directors:

Mattel's Lap Dog Board

The Learning Company could turn out to be a 100% loss, making it the worst acquisition in corporate history. Mattel's CEO, Jill Barad, bought The Learning Company for $3.5 billion in 1999.
As a result, Mattel's stock lost more than $6 billion in value. But the greatest indignity to shareholders was when Mattel's Lap Dog Board gave Barad $50 million to clean out her desk before she could do another stupid deal.
It would have been cheaper for shareholders for the board to simply give Barad The Learning Company as her door prize.

Morningstar.com Oct. 2, 2000

Adding to shareholder injury, Mattel is said to have let slip a $400-million bid for the Learning Company from Vivendi-owned software maker Havas. Instead, gasping Mattel wound up handing over the business for no money down. Mattel swallowed a $440 million after-tax loss and is still on the hook for $200- million in debt.

Forbes Nov. 13, 2000

Mattel cut dividend by 86%.

TheStreet.com Oct. 19, 2000

More troubling than the $3.8 billion Learning Company debacle is the shrinking market for traditional toys.

Money Sept. 2000

CalPERS ($150 billion investor) said in 2000 to:
1) Vote no on directors Rollnick, Sinclair and Vogelstein:
. Each was a member of the compensation committee that gave ex-CEO Barad an unwarranted $50 million golden parachute.
2) Vote no on director Loeb:
. An attorney for many years at a law firm currently used by Mattel.
www.calpers-governance.org/alert/proxy
1) Three directors have more than 10-years tenure:

Loeb	31-year veteran
Vogelstein	18-years
Friedman	17-years

. Long tenure is bad for boards -- Allows directors to develop friendships that impair effective oversight.
The Corporate Governance Advisor
2) Interlocking cross-directors:

Brown (Age 73) & Vogelstein From Warburg, Pincus

*25 . Corporate governance experts say cross-directors tend to look out for each others' interest, rather than those of shareholders.
Business Week
To help restore Mattel's $46 stock price, vote yes for:

INDEPENDENT DIRECTORS on Key Board Committees

YES ON 4

The Company is respectfully requested to insert the correct proposal number in all proxy materials.

ENCLOSURE

April 10, 2000

Re: General Motors Corporation
Incoming letter dated January 27, 2000
The proposal recommends that the audit, nominating and compensation board committees be comprised entirely of independent directors.
We are unable to concur in your view that GM may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GM may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(10).
We are unable to concur in your view that GM may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be false or misleading under rule 14a-9. In our view, the proponent must:
. factually support the sentence that states that institutional investors own 64% of GM stock;
. revise the bullet point referencing the National Association of Corporate Directors to indicate the correct publication date of the Business Week article;
. revise the paragraph listing directors who "own less than 1000 shares of stock" to refer instead to directors who own "less than 1001" shares of stock;
. revise the reference to the Reuters December 6, 1999 article to refer to "retail incentives" rather than "costly incentives;" and
. delete the reference to the Associated Press article dated November 11, 1999.
Accordingly, unless the proponent provides GM with a proposal revised in this manner, and with the factual support indicated, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GM omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,
Heather Maples
Attorney-Advisor
The resolution sponsored by TIAA-CREF calling on ICN Pharmaceuticals to adopt a policy that a substantial majority of the board should be completely independent and the key audit, compensation and nominating committees should be all-independent won nearly 60% of the votes cast for and against:

STOCKHOLDER PROPOSAL NO. 1

PROPOSAL TO AMEND COMPANY POLICY REGARDING THE INDEPENDENCE OF THE MEMBERS OF THE BOARD OF DIRECTORS

The following proposal was submitted by College Retirement Equities Fund ("CREF"), 730 Third Avenue, New York, New York 10017.
POLICY TO CONFIGURE THE BOARD OF DIRECTORS SO THAT A SUBSTANTIAL MAJORITY OF DIRECTORS ARE INDEPENDENT

WHEREAS, we believe that the Board of Directors has fundamental responsibility to foster the Company's long-term success, to enhance shareholder value, and to represent the interests of all the shareholders;
*26 WHEREAS, to best fulfill these responsibilities, a substantial majority of the Board should be composed of independent directors, an "independent director" being one who is not a present or former employee of the Company and, other than stock ownership, has no significant personal or financial tie to the Company or management that in fact or appearance could compromise the director's loyalty to the shareholders;
WHEREAS, the Company's Board structure and composition raises serious questions about the Board's capacity to act independently of management if necessary;
RESOLVED, that the shareholders request that the Company adopt, and communicate to shareholders, a policy to configure the Board of Directors so that a substantial majority of directors are independent, and the Board has audit, compensation and nominating committees that consist entirely of independent directors.
ICN Shareholders Approve TIAA-CREF Resolution Urging Greater Board Independence
NEW YORK, Dec. 18 /PRNewswire/ -- Shareholders of ICN Pharmaceuticals, Inc. today approved by a wide margin a shareholder resolution, submitted by the College Retirement Equities Fund, urging a policy of greater board independence at the company. The resolution was supported by 59.6 percent of the shares voted for or against, according to a preliminary count.
The vote marked only the second time that a management-opposed resolution calling for an independent board was approved by shareholders of a company, according to the Investor Responsibility Research Center. Votes in support of such resolutions have been rising for several years. The College Retirement Equities Fund is the equity component of TIAA-CREF, a leading financial services organization and one of the world's largest private pension systems.
"This strong vote shows how much U.S. investors have come to support the view that boards should be controlled by independent outsiders, with no ties to management," said Peter C. Clapman, senior vice president and chief counsel TIAA-CREF.
TIAA-CREF and other institutional investors have been critical of the ICN board's practice of awarding consulting contracts to outside directors. ICN this year ended such contracts, but it still does not have totally independent key board committees. TIAA-CREF believes that independent major committees help to insure that a corporate board operates in the best interest of all shareholders. The TIAA-CREF resolution urged that ICN adopt a policy requiring a substantial majority of independent directors, as well as totally independent audit, compensation and nominating committees. ICN does not have a nominating committee, and TIAA-CREF has raised questions about the independence of the other committees, based on past consulting arrangements.
ICN plans to split itself into three publicly held companies. In comments at the company's annual meeting today in New York City, Ken Bertsch, Director of Corporate Governance at TIAA-CREF, said that the policies recommended in the resolution, "which have been half-implemented, are of even greater importance now. As the company moves forward, its own board and those of successor companies should be clearly independent of management, which was not the case in the past."
*27 TIAA-CREF is a leading financial services organization with approximately $300 billion in assets under management. The organization is a major voice for good corporate governance and shareholder rights. In addition to operating the premier pension system for education and research employees, TIAA-CREF offers mutual funds, annuities, and trust services to the general public.
Patrick Connor
TIAA-CREF Media Relations
212-916-5769
pconnor@tiaa-cref.org
SOURCE TIAA CREF
(INDEPENDENT DIRECTOR DEFINITION).
An independent director is someone whose only nontrivial professional, familial or financial

connection to the corporation or its CEO is his or her directorship.
NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:
-- independence is critical to a properly functioning board,
-- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
-- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,
-- while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.
Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.
The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.
A director will not generally be considered independent if he or she:
(a) is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;
NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.
28 An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.
Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.
A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.
(b) is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;
NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.
(c) is, or in the past five years has been, employed by a significant customer or supplier;
NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:
-- is, or in the past five years has been, employed by or has had a five percent or greater ownership

interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,
-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,
Ownership means beneficial or record ownership, not custodial ownership.
(d) has, or in the past five years has had, a personal services contract with the CEO, the corporation or one of its affiliates;
NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.
**29* (e) is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;
NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a direct beneficiary of any donations to such an organization.
(f) is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;
NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."
and
(g) is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.
Approved 9/25/00

LETTER TO SEC

February 2, 2001

DAVID MARTIN
DIRECTOR, DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET N.W.
WASHINGTON, DC 20549

Dear David:
The Council of Institutional Investors, an association of more than 110 corporate, public and union pension funds with more than $1.5 trillion in pension assets, is extremely concerned about a recent no action decision reached by staff of the SEC's division of corporation finance. In this troubling decision, staff concurred with PG&E's assertion that it could exclude a proposal calling for all future directors on its audit, compensation and nominating committees to be independent.
The staff decision hinged on PG&E's absurd argument that the resolution could be excluded because the corporation, in the form of its board, lacks the authority to implement the proposal since PG&E's shareholders, not the board, elect the directors.

To argue that a company lacks the authority to adopt such a policy is ridiculous. A company, through its board, nominates directors and creates criteria for board and committee service. Shareholder's only involvement in this process is to rubberstamp the nominees selected by the board. Boards clearly have the ability to implement a proposal addressing overall director independence by nominating directors who fit the independence criteria.

Not only do shareholders have no meaningful say on director nominees, they have absolutely no say on who sits on various board committees. A company, through its board, appoints directors to serve on board committees and creates the rules that govern those committees. Since the board makes those decisions, it clearly has the ability to implement a proposal addressing committee independence. To implement a proposal addressing board committee independence, directors must simply appoint committee members who fit the independence criteria, just as they have the ability to adopt their own committee criteria and nominate directors who meet that criteria.

**30* On a company-specific level, PG&E's arguments contradict assertions it made in the proxy materials for its 2000 annual meeting. Specifically, the company and Pacific Gas & Light indicated that they have a policy that at least 75 percent of their boards shall be composed of directors who are neither current nor former officers or employees of PG&E Corporation, Pacific Gas & Electric Company, or any other their respective subsidiaries. In addition, it disclosed in the proxy materials that the audit and nominating/compensation committees are composed entirely of director who are (a) neither current nor former officers or employees of PG&E Corporation or any of its subsidiaries, (b) not consultants to PG&E Corporation or any of its subsidiaries, and (c) neither current nor former officers or employees of any other corporation on whose board of directors any PG&E Corporation officer serves as a member.

If the company can adopt these policies on its own, why would it lack the authority to implement similar policies recommended in the proposal sponsored by Mr. Chevedden?

From a policy perspective, the SEC staffis acceptance of PG&E's inane argument is extremely troubling. For many years, investors, including many Council members, have focused on board independence issues. As the California Public Employees Retirement System argued in its 2000 binding proposal at Lone Star Steakhouse & Saloon, How important is the Board of Directors? As a trust fund with approximately 381,200 shares of the Company's Stock, held for the benefit of our 1 million fund participants, the California Public Employees' Retirement System (CalPERS) believes that the Board is of paramount importance. Through this proposal, we seek to promote strong, objective leadership on the Board.

The vital importance of this most basic governance issue is understood throughout the investment community and is reflected by the relatively high votes on these resolutions. Just two months ago, a resolution sponsored by TIAA-CREF calling on ICN Pharmaceuticals to adopt a policy that a substantial majority of the board should be completely independent and the key audit, compensation and nominating committees should be all-independent won nearly 60 percent of the votes cast for and against. In its supporting statement, TIAA- CREF noted: We believe an independent Board and all-independent audit, compensation and nominating committees are essential components of an effective corporate governance system. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision- making processes and the decisions themselves, without the appearance of conflicts of interest.

Our concerns with the staff's interpretation are echoed the enclosed letter dated March 20, 2000 from TIAA-CREF to the SEC. The letter was responding to a March 7, 2000, request by Cablevision Systems to exclude a director independence proposal sponsored by TIAA-CREF.

**31* We must admit that we are especially troubled that it appears that large institutional investors can afford the lawyers necessary to get these proposals included whereas individual investors like Mr. Chevedden, who submit the same kinds of proposals, appear to be denied proxy access by the Commission.

We hope you will reconsider your PG&E decision. Please contact me or Ann Yerger with any questions.

Sincerely,
Sarah A.B. Teslik
Executive Director

LETTER TO SEC

March 8, 2001

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Mattel, Inc. -- Stockholder Proposal of Mr. and Mrs. Bernard and Naomi Schlossman

Ladies and Gentlemen:
I am writing to respond to a letter you recently received from John Chevedden, who is the designated proxy of Mr. and Mrs. Schlossman with regard to the above-referenced proposal. Among other things, I want to make certain that you are aware of a recent no-action letter (PG&E (Jan. 22, 2001)) that bears on the resolution of this matter.
On January 18, 2001, I notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Mr. and Mrs. Schlossman (who have designated John Chevedden (the "Proponent") as their proxy) to the Company by facsimile on December 29, 2000 (as subsequently amended, the "Proposal"). In my letter to you of January 18, 2001 (the "Request Letter"), I requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Original Proposal from the Proxy Materials.
The Company recently received a copy of a letter sent from the Proponent to the Staff, dated February 22, 2001, and entitled "Shareholder Response to Company No Action Advice Request -- Independent Directors -- Mr. and Mrs. Bernard Schlossman, Shareholders" (the "Proponent Response"). In the Proponent Response the Proponent sets forth his reasons why he believes that the Staff should deny the Company's request for no-action relief.
After reviewing the Proponent Response, the Company continues to believe that it may exclude the Proposal from the Proxy Materials for each of the reasons given in its Request Letter: (1) the Proposal, if implemented, would violate the Delaware General Corporation Law (the "DGCL"), to which the Company is subject, and therefore it may be excluded under Rule 14a-8(i)(2); (2) the Company's board of directors lacks the authority to implement the Proposal and therefore it may be excluded under Rule 14a-8(i)(6); (3) the Company has already substantially implemented the Proposal and therefore it may be excluded under Rule 14a-8(i)(10); and (4) the Proposal violates the proxy rules and therefore it may be excluded under Rule 14a-8(i)(3).
32 The Company's Request Letter set forth our reasons to exclude the Proposal from the Proxy Materials in considerable detail, and rather than restate all of those arguments here I refer you to that letter for a more comprehensive analysis of the Company's position. I would, however, like to respond briefly to a few of the Proponent's arguments, as well as draw the Staff's attention to a recent no-action letter in which the Staff indicated that it would not recommend enforcement action if a registrant excluded a shareholder proposal that was virtually identical to the Proposal in our case. See PG&E (Jan. 22, 2001) (attached hereto as Attachment I).

1. The Proposal, if Adopted, Would Violate State Law.

The final sentence of the Proposal's resolution states "[a]lso, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies." As we noted in section II.E of the Request Letter, this sentence is impermissibly vague and subject to various interpretations. The sentence suggests, however, that modification or repeal of the proposed bylaw would require shareholder approval. Article SIXTH of the Company's charter expressly authorizes the board of directors to alter or repeal the bylaws of the Company. The implementation of the Proposal, therefore, would cause the Company to violate Section 109 of the DGCL by putting in place a bylaw that is not consistent with the Company's Certificate of Incorporation.
The fifth section of the Proponent Response contends that "[t]he proposal does not state that, once enacted, a reversal of this proposal solely requires a vote of the shareholders" (emphasis his). If the Proponent means to suggest that a "change on this proposal topic" will require the approval of both the shareholders and also the board of directors, the Company continues to believe that the Proposal, if implemented, would cause the Company to violate section 109 of the DGCL. The Company's board would no longer have the power unilaterally to alter or repeal the bylaws (as provided by the Company's charter). If the Proponent means to suggest that a vote of the shareholders is not necessarily required to effect a "change on this proposal topic," the Company believes that the Proponent's argument illustrates why the Proposal is worded in an impermissibly vague and misleading way: such an interpretation of the Proposal is not apparent from its language.
The sixth and seventh sections of the Proponent Response suggest that the legal opinion of Richards, Layton & Finger (which was attached to the Request Letter and concluded that the Proposal, if implemented, would cause the Company to violate Delaware law) is flawed because it fails to consider that "any shareholder vote on any element of this proposal can simply be ignored by the board." For the purpose of excluding a shareholder proposal under Rule 14a- 8(i)(2), however, the relevant question is whether the recommendation underlying the shareholder's proposal, if adopted, would cause a registrant to violate state law. See Int'l Business Machines Corp. (Feb. 27, 2000). As explained in the opinion of Richards, Layton & Finger, the Proposal recommends the adoption of a bylaw which, if adopted, would cause the company to violate Delaware law. The Company believes, therefore, that it may exclude the Proposal under Rule 14a-8(i)(2).

2. The Company Lacks the Authority to Implement the Proposal.

33 The election of directors of a Delaware corporation is exclusively the province of the shareholders; it is not within the power of the Company or its Board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. If the Proposal were approved, each director who failed to meet the Proponent's standards would be prohibited from serving on the specified key committees, even though that director may be perfectly qualified to serve generally on the board. Thus, the Company may be faced with a situation in which it has a fully-staffed board but has no directors that would be "qualified" under the Proposal to serve on the specified key committees.
The Staff agreed to permit a company to exclude a proposal virtually identical to the Proposal on these grounds in Boeing Co. (Mar. 6, 2000), and again, most recently, in PG&E (Jan. 22, 2001) (the "PG&E Letter"). In the PG&E Letter the shareholder proposal, which also was authored by the Proponent, provided that "PG&E shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight. The key board committees include: audit, nomination, and compensation committees." PG&E argued that it was not within the power of the corporation or its board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. PG&E concluded that, since its board lacked the authority to implement this proposal, the proposal could be excluded under Rule 14a-8(i)(6). The Staff agreed with this position, finding that "it does not appear to be within the

board's power to ensure the election of individuals as director who meet specified criteria." The Proposal in our case contains language substantively identical to the proposal in the PG&E Letter, [FN1] and in section II.C of our Request Letter we argued, as did PG&E, that the Proposal may be excluded under Rule 14a-8(i)(6). I believe, therefore, that the PG&E Letter further validates our belief that we may exclude the Proposal from the Proxy Materials under Rule 14a-8(i)(6).

FN1. The Proposal in our case reads: "Mattel shareholders recommend a bylaw requiring independent directors for each key board committee seat. The key board committees are: audit, nominating compensation. Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies."

End of Footnote(s).

Sections eight and nine of the Proponent Response, which suggest that "by nominating directors [the Company] virtually guarantees their election," and that the Company can "encourage and influence current directors ... to maintain their independence," are irrelevant to this issue. The Proposal does not address the nomination process whatsoever, nor does it address communications between the Company and its directors. In fact, a version of this argument was also raised by the Proponent, [FN2] and rejected by the Staff, in both the PG&E and the Boeing Company no-action requests. See PG&E (Jan. 22, 2001), Boeing Co. (Mar. 6, 2000). Moreover, the board's ability to nominate directors does not guarantee their election, as shareholders have the right to nominate, and elect, directors not nominated by the board. Similarly, any ability of the board to "encourage and influence" directors is not sufficient to guarantee that they will meet specific criteria for independence.

FN2. In both cases, the Proponent argued that "[t]he company fails to note that by nominating directors, it virtually guarantees their election."

End of Footnote(s).

**34* The arguments of the Council of Institutional Investors (the "CII") criticizing the Staff's action in the PG&E Letter, which arguments are attached to the Proponent Response, suffer from the same defects. Although the CII repeatedly suggests that PG&E had the power to adopt a policy regarding the nomination of independent directors, such a policy was not what the shareholder proposal in the PG&E Letter, or the Proposal in our case, calls for. Instead, these proposals seek to require that all members of the key committees possess certain qualifications. Such a requirement is beyond the power of the directors to effect; under California law in the case of the PG&E letter, and under Delaware law in our (and Boeing's) case, the shareholders have ultimate control over the qualifications of elected directors.

3. The Company Has Already Substantially Implemented the Proposal.

A proposal may be excluded if it will be "substantially implemented" by a company prior to the annual meeting. See Rule 14a-8(i)(10). The resolution of the Proposal calls for a bylaw requiring "independent" directors for each key board committee seat, although the resolution does not provide any definition of the word "independent." The Company believes that its key committees are already, in practice, independent and free from conflicts of interest. None of the members of the Company's key committees is an employee of the Company or has a connection with the Company as a substantial customer or supplier of goods or services, nor is any member of a key committee an officer of a corporation of which an officer of the Company is a director. As the Company explained in detail in its Request Letter, the Staff has, under similar circumstances, permitted the exclusion of a very similar proposal on Rule 14a- 8(i)(10) grounds. See AMR Corp. (Apr. 17, 2000).

Section 4 of the Proponent Response suggests that the Company's argument is contrary to the Staff's decision in General Motors Corp. (Apr. 10, 2000). As the Company explained in its Request Letter, however, it believes that the General Motors letter is distinguishable from the AMR letter as well as the present situation because both AMR and the Company have represented that the directors of the key committees referenced in the shareholder resolutions do in fact meet the independence requirements provided in the respective supporting statements. [FN3] As the Company believes that it has substantially implemented the underlying goal of this Proposal, namely, the establishment of committees composed of independent directors whose interests are aligned with those of the shareholders, it believes that it may exclude the Proposal on the basis of Rule 14a-8(i)(10).

FN3. As the Company discussed in detail in section II.D of the Request Letter, certain members of the Company's key committees own significant amounts of stock in the Company, had brief prior tenures as employees of the Company (specifically, Mr. Ronald Loeb served as an Acting CEO for fifteen weeks on an emergency basis after the departure of Ms. Jill Barad in February, 2000), or have tangential links to the Company through charity work (specifically, Dr. Andrea Rich serves as an executive for a not-for-profit entity to which Mattel has contributed approximately $40,000 over the past four years). The Company does not believe that these relationships undermine the independence of directors; indeed, the Company believes that the significant shareholdings of its directors makes their interests more, and not less, aligned with those of other shareholders.

End of Footnote(s).

4. The Proposal Violates the Proxy Rules.

35 The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if "the provisions of the proposal including, but not limited to, the circumstances under which its requirements would apply, are so vague and indefinite and, therefore, potentially misleading that neither shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty exactly what action or measures would be required in the event that the proposal was adopted." McDonnell Douglas Corp. (Mar. 10, 1989).
The Company believes that the Proposal may be excluded pursuant to Rule 14a- 8(i)(3) for two reasons. First, the resolution of the Proposal, and in particular the final sentence of the resolution--which provides that "any change on this proposal topic be put to a shareholder vote"--is so vague and indefinite that shareholders voting on the proposal will not be able to determine with reasonable certainty exactly what would be required in the event that the resolution were adopted. It is difficult, if not impossible, to determine what precisely constitutes the "proposal topic," or the nature of the "change" that would trigger the required vote. In section five of the Proponent Response the Proponent identifies yet another ambiguity with his suggestion that perhaps a shareholder vote would not be required to effect a "change" on the proposal topic. [FN4]

FN4. The Company is aware that, subsequent to the filing of its Request Letter, the Staff denied no-action relief in UAL Corp. (Feb. 9, 2001), in which the resolution, also authored by the Proponent, contained the language "require that any change on this proposal topic be put to shareholder vote -- as a separate proposal." The Company notes, however, that the resolution in the UAL letter dealt with a much simpler subject: the reinstatement of simple majority vote. In our case, the vague language is susceptible to significantly more variation in interpretation, including whether a shareholder vote is needed if the membership on key committees changes, or if there are changes in the Company's definition of "independence." In addition, as the Proponent himself suggests in section five of the Proponent Response, it is not clear whether a vote of the shareholders is, in fact, required at all to effect a change on the proposal topic.

End of Footnote(s).

Second, the Proposal contains inaccurate, unsupported or misleading statements of fact. These errors are discussed in detail in the Request Letter, and the Company notes that a number of these misstatements have not been corrected.

* * * * *

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal.

**36* I am enclosing six copies of this letter, including Attachment I hereto. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, I would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,
Bob Normile
Senior Vice President and General Counsel

LETTER TO SEC

February 14, 2001

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Mattel, Inc. -- Revised Stockholder Proposal of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:

On January 18, 2001, I notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Bernard Schlossman and Naomi Schlossman (who have designated John Chevedden (the "Proponent") as their proxy) to the Company by facsimile on December 29, 2000 (the "Original Proposal"). In my letter to you of January 18, 2001 (the "Request Letter"), I requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Original Proposal from the Proxy Materials.

In my subsequent letter to you of January 29, 2001 (the "January 29 Letter"), I noted that the Company had received a revised proposal from Mr. Chevedden (the "First Revised Proposal"), which corrected some, but not all, of the errors that had been identified in the Request Letter. The January 29 Letter furthermore noted that the First Revised Proposal had failed to separate the resolution from the supporting statement, which gave rise to additional deficiencies. The Company at that time requested Mr. Chevedden to correct this omission by reinserting the heading "Supporting Statement" that was

contained immediately above the referenced definition of director independence on the first page of the Original Proposal.
I am writing to inform you that the Company has recently received correspondence from Mr. Chevedden, a copy of which is attached hereto as Attachment A, in which he states that "it is acceptable to change the two words noted, as the company requested, as long as this is consistent with the Response of the Office of Chief Counsel."
The Revised Proposal, as amended by reinserting the words "Supporting Statement" (the "Second Revised Proposal"), corrects the deficiencies created by the failure to separate the resolution from the supporting statement, as described in the third section of the January 29 Letter. The Second Revised Proposal is still subject, however, to all of the other grounds for exclusion identified in the Request Letter and the January 29 Letter, and the Company continues to believe that it may exclude the Second Revised Proposal from the Proxy Materials for each of the following reasons: (1) the Second Revised Proposal, if implemented, would violate the Delaware General Corporation Law, to which the Company is subject, and therefore the Second Revised Proposal may be excluded under Rule 14a-8(i)(2); (2) the Company's board of directors lacks the authority to implement the Second Revised Proposal and therefore the Second Revised Proposal may be excluded under Rule 14a-8(i)(6); (3) the Company has already substantially implemented the Second Revised Proposal and therefore the Second Revised Proposal may be excluded under Rule 14a-8(i)(10); and (4) the Second Revised Proposal still contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Second Revised Proposal may be excluded under Rule 14a-8(i)(3).
*37 For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Second Revised Proposal from its Proxy Materials. Alternatively, if the entire Second Revised Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Second Revised Proposal. With regard to this latter alternative, however, I continue to emphasize the Company's belief that the Proponent's repeated failure to adhere to the requirements of Rule 14a-8 constitutes an abuse of the shareholder proposal process, and that the Staff should discourage this behavior by allowing the Company to exclude the Second Revised Proposal outright. In this regard I point out that the Staff recently permitted exclusion of a proposal authored by Mr. Chevedden and submitted by a purported shareholder "proponent," on the grounds that the shareholder was only a nominal proponent, and that Mr. Chevedden, the true proponent, failed to satisfy the eligibility requirements to submit a proposal. See TRW Inc. (Jan. 24, 2001).
I am enclosing six copies of this letter, including Attachment A hereto. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, I would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,
Bob Normile
Senior Vice President and General Counsel

LETTER TO SEC

January 29, 2001

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Mattel, Inc. -- Revised Stockholder Proposal of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:
On January 18, 2001, I notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2001 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by Bernard Schlossman and Naomi Schlossman (who have designated John Chevedden (the "Proponent") as their proxy) to the Company by facsimile on December 29, 2000 (the "Original Proposal"). In my letter to you of January 18, 2001 (the "Request Letter"), I requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Original Proposal from the Proxy Materials.

I. Eligibility and Procedural Deficiencies

38 My Request Letter raised a number of independent grounds for exclusion of the Original Proposal. One of these grounds, discussed in Section II.A of the Request Letter, related to the failure of the Proponent to comply with the eligibility and procedural requirements of Rule 14a-8. The deficiencies included the lack of adequate proof of the Schlossmans' beneficial ownership of the requisite amount of Company stock for the requisite time period, the absence of a statement that the Schlossmans intended to hold the requisite stock through the Company's 2001 annual meeting, and the failure to comply with the 500 word limit for shareholder proposals. I noted at that time that although the Company was required, pursuant to Rule 14a-8(j), to file its Request Letter with the Securities and Exchange Commission by January 18, 2001, the 14-day correction period provided to the Proponent under Rule 14a-8(f)(1) would not expire until January 23, 2001. I noted that the Company would promptly notify the Staff should the Proponent correct the eligibility and procedural deficiencies described in the Request Letter on a timely basis.
The Proponent sent a letter and attachments to the Company, attached hereto as Attachment A, by facsimile on January 23, 2001, that included a letter from TD Waterhouse Investor Services verifying that the Schlossmans owned the requisite amount of Company stock for the requisite time period. The Proponent's letter also confirmed, on behalf of the Schlossmans, that the Schlossmans intend to hold the requisite amount of Company stock through the 2001 annual meeting. Finally, the attachments sent to the Company included a revised proposal (the "Revised Proposal") that complies with the 500 word limit. I believe that the submission of these additional materials, and the substitution of the Revised Proposal for the Original Proposal, corrects the eligibility and procedural defects identified by the Company in section II.A of its Request Letter.

II. Substantive Arguments for Omission

All of the substantive arguments raised by the Company for the exclusion of the Original Proposal, however, which are contained in Sections II.B, II.C., II.D., and II.E of the Request Letter, are still applicable to the Revised Proposal and each argument is independently sufficient to support the Company's request to omit the Revised Proposal from the Proxy Materials.
With regard to the arguments raised by the Company for the exclusion of the Original Proposal in Section II.E of the Request Letter (relating to exclusion under Rule 14a-8(i)(3)), I note that the Revised Proposal has partially corrected some, but not all, of the misstatements identified by the Company in Section II.E.2 of the Request Letter:
1. The Revised Proposal has only partially corrected the inaccuracies identified in the paragraph after the first bullet point under Section II.E.2 of the Request Letter. Although the Revised Proposal has

deleted the erroneous reference to a "Shareholder Bill of Rights," it has failed to delete the phrase "within the past ten years" from the proposed definition of director independence, attributed to the Council of Institutional Investors.

*39 2. The Revised Proposal has only partially corrected the inaccuracies identified in the paragraph after the second bullet point under Section II.E.2 of the Request Letter. Although the Revised Proposal no longer inaccurately characterizes Ronald Loeb as "[a]n attorney at a law firm used by Mattel," the Revised Proposal erroneously attributes its description of Mr. Loeb as "[a]n attorney for many years at a law firm currently used by Mattel," to the CalPERS website. The CalPERS website does not make the revision that the Proponent has made, nor does it provide any data on the length of Mr. Loeb's tenure with any law firm.

3. The Revised Proposal has corrected the inaccuracy identified in the paragraph after the third bullet point under Section II.E.2 of the Request Letter by deleting the claim in the Original Proposal that the Company had made a loan to a director of the Company (Mr. Friedman).

4. The Revised Proposal does nothing to correct the inaccuracies identified in the fourth and fifth bullet points in Section II.E.2 of the Request Letter.

The Revised Proposal also makes no effort to clarify the substantial ambiguities in the resolution that were identified by the Company in Section II.E.1 of the Request Letter.

III. Separation of the Resolution and Supporting Statement

I note, as discussed above, that Proponent has cured the failure of the Original Proposal to comply with the 500 word limit for shareholder proposals by deleting certain text of the Original Proposal. However, in doing so the Proponent has omitted the text that distinguished the actual resolution from the supporting statement -- namely, the heading "Supporting Statement" that was contained immediately above the referenced definition of director independence on the first page of the Original Proposal. The Company on January 29, 2001 sent a letter to the Proponent, attached hereto as Attachment B, notifying him of this omission and asking him to respond and correct the Revised Proposal within 14 calendar days of receipt of that letter.

The Company does not believe that the Proponent may submit the entire Revised Proposal as a resolution as this would substantively change the proposal from that contained in the Original Proposal and would represent a new proposal subject to the timeliness requirements of Rule 14a-8(e) and the requirement of Rule 14a-8(c) limiting each proponent to only one proposal for a particular shareholders meeting. The Revised Proposal would be excludable for each of these procedural deficiencies. In addition, if the Proponent does not reinsert the heading separating the actual resolution from the supporting statement, the Company believes the entire Revised Proposal would be excludable from the Proxy Materials on a number of substantive grounds (for reasons that are in addition to those set forth in the Response Letter), including, among others, that (i) the Revised Proposal would be an improper subject for action by shareholders under the Delaware General Corporation Law ("DGCL") (Rule 14a-8(i)(1)), (ii) the Revised Proposal would be a violation of the proxy rules as being inherently vague and too indefinite for shareholders to determine what action would be required in the event the proposal were adopted (Rule 14a-8(i)(3)), (iii) the Company would lack the power and authority to implement the proposal (Rule 14a-8(i)(6) and (iv) the Revised Proposal would relate to election for membership on the Company's board (Rule 14a-8((i)(8)).

IV. Conclusion

*40 The Company believes, for the reasons set forth in the Request Letter and in this letter, that it may omit the Revised Proposal for each of the following reasons: (1) the Revised Proposal, if implemented, would violate the DGCL, to which the Company is subject, and therefore the Revised Proposal may be excluded under Rule 14a-8(i)(2); (2) the Company's board of directors lacks the authority to implement the Revised Proposal and therefore the Revised Proposal may be excluded under Rule 14a-8(i)(6); (3) the Company has already substantially implemented the Revised Proposal and therefore the Revised Proposal may be excluded under Rule 14a-8(i)(10); and (4) the Revised Proposal still contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Revised Proposal may be excluded under Rule 14a-8(i)(3). Further, the Company believes that if the entire Revised Proposal is submitted as a resolution, the Revised Proposal may be excluded for the additional reasons set forth in the previous paragraph.

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Revised Proposal from its Proxy Materials. Alternatively, if the entire Revised Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Revised Proposal. With regard to this latter alternative, however, I wish to re-emphasize the Company's belief that the Proponent's repeated failure to be reasonably diligent in his preparation of these proposals constitutes an abuse of the shareholder proposal process, and that the Staff should discourage this behavior by allowing the Company to exclude the Revised Proposal outright. In this case, the Original Proposal submitted by the Proponent exceeded the word limit by over 40%, and contained a large number of factual inaccuracies, many of which were not corrected in the Revised Proposal. The meaning of the resolution offered by the Proponent, which was already very difficult to grasp in the Original Proposal, was obscured even further by the removal of any division between the resolution and the supporting statement in the Revised Proposal. Each time the Proponent is given an opportunity to correct the various defects in the proposal the Company has to expend additional resources evaluating the new version.

By copy of this letter, the Company notifies the Proponent and Mr. Bernard Schlossman and Ms. Naomi Schlossman of its intentions to exclude the Revised Proposal from its Proxy Materials.

I am enclosing six copies of this letter, including Attachments A and B hereto. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, I would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

*41 Very truly yours,

Bob Normile

Senior Vice President and General Counsel

ENCLOSURE

January 29, 2001

MR. JOHN CHEVEDDEN

2214 NELSON AVENUE, NO. 205

REDONDO BEACH, CA 90278

Dear Mr. Chevedden:

I am in receipt of your letter and attachments, received on January 23, 2001, transmitted by facsimile to Mattel, Inc. ("Mattel") containing, among other things, a revised version of the original proposal (the "Original Proposal") submitted by Mr. Bernard and Ms. Naomi Schlossman on December 29, 2000, for inclusion in Mattel's next proxy statement (the "Revised Proposal").

I note that you have cured the failure of the Original Proposal to comply with the 500 word limit for shareholder proposals by deleting certain text of the Original Proposal. However, in doing so you have omitted the text that distinguished the actual resolution from the supporting statement -- namely, the heading "Supporting Statement" that was contained immediately above the referenced definition

of director independence on the first page of the Original Proposal.
Mattel does not believe that you may submit the entire Revised Proposal as a resolution as this would substantively change the proposal from that contained in the Original Proposal. Accordingly, we request that you revise the Revised Proposal to reinsert the header ("Supporting Statement") that previously separated the actual resolution from the supporting statement. If you do not reinsert this header, the Revised Proposal would represent a new proposal subject to the timeliness requirements of Rule 14a-8(e) (which required submission of shareholder proposals to Mattel by December 31, 2000) and the requirement of Rule 14a-8(c) limiting each proponent to only one proposal for a particular shareholders meeting. Mattel believes that the Revised Proposal, received on January 23, 2001, would be excludable from Mattel's 2001 proxy statement for each of these procedural deficiencies unless you make the requested revision. In addition, if you do not reinsert the heading separating the actual resolution from the supporting statement, Mattel believes the entire Revised Proposal would be excludable from Mattel's 2001 proxy statement on a number of substantive grounds set forth in Rule 14a-8(i).
I also note that Mattel is seeking exclusion of the Revised Proposal as set forth in Mattel's letter to the SEC, dated January 18, 2001, and Mattel's letter to the SEC, dated January 29, 2001, copies of each of which have been forwarded to you.
Pursuant to Rule 14a-8(f), Mattel hereby notifies you that if you fail to respond to Mattel and reinsert the heading "Supporting Statement" within the time designated under Rule 14a-8(f), Mattel intends to exclude the Revised Proposal from Mattel's 2001 proxy statement. Pursuant to Rule 14a-8(f), your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.
***42** As noted in Mattel's 2000 proxy statement and also my letter to you of January 9, 2001, please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel.

Very truly yours,
Bob Normile
Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 21, 2001

Publicly Available March 21, 2001

Re: Mattel, Inc.
Incoming letter dated January 18, 2000
The proposal recommends a bylaw requiring that all directors on key board committees meet certain criteria.
There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8 (i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a- 8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Mattel relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 290482 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 AT&T** Corp.
Publicly Available February 13, 2001

LETTER TO SEC

December 21, 2000

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: AT&T Corp.
Shareholder Proposal Submitted by
John Chevedden
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, AT&T Corp. ("AT&T" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by John Chevedden ("Proponent") by letter received by the Company on November 24, 2000. Enclosed herewith are six (6) copies of the Proposal.
AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if AT&T omits the Proposal from its Proxy Materials.
The Company would appreciate the Staff's response to its request prior to January 17, 2001 which is the scheduled date of the meeting of the Company's Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.
The Proposal requests "that the key board committees transition to independent directors for each committee seat on these key committees. Transition to independent directors is to take place as soon as possible as each opening occurs. The key board committees are: Audit, Nominating and Compensation."
AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(d), Rule 14a-8(f)(1) and Rule 14a-8(i)(6).
The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY PROPERLY BE OMITTED UNDER RULE 14a-8(d) and RULE 14a- 8(f)(1) SINCE THE PROPOSAL AND SUPPORTING STATEMENT EXCEEDED 500 WORDS AND THE PROPONENT FAILED TO CORRECT THE DEFICIENCY WITHIN 14. CALENDAR DAYS OF RECEIVING THE COMPANY'S NOTICE

Under Rule 14a-8(d), a proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal contains 586 words. The Company notified Proponent of this procedural deficiency within 14 calendar days after receiving the Proposal. According to Rule 14a-8(f)(1) the Proponent has 14 calendar days from receipt to respond to the Company's request. The Proponent failed to respond to the Company's request within 14 calendar days of the documented date of his receipt (see attached) of the Company's request. Since the Proponent did not provide a revised proposal within 14 days of his receipt of the Company's deficiency notification, the Proposal may be excluded under Rule 14a-8(d) and Rule 14a-8(f)(1). See Minnesota Mining and Manufacturing Company, February 27, 2000 and The Allstate Corp., January 24, 2000.

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

*2 Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." The Proposal requests that the key board committees transition to independent directors for each committee seat based on certain criteria. The Company is a New York corporation and Section 703 of the New York Business Corporation Law (the "BCL") provides that "[a]t each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting...." Thus, under the BCL, as well as under the Company's bylaws, directors of the Company are elected by the shareholders at the Company's Annual Meeting of Shareholders. The Staff has indicated in the past that "it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." See Boeing Company, March 6, 2000 (proposal requested key board committees (Audit, Nominating & Compensation) to have independent directors satisfying certain characteristics); Ameritech Corp., December 29, 1994 (proposal to establish new board committee and select a chair based on certain attributes); US West, Inc., December 22, 1993 (proposal to ensure that one of the Class I director's seats will be filled by a retired employee of the company who was never a director or officer of the company); and American Telephone and Telegraph Company (renamed to AT&T Corp. in 1994), December 13, 1985 (proposal to elect an employee shareholder or retired employee as a director).

Furthermore, the Proposal imposes qualifications on only the members of the "key board committees" and not on the Company's board of directors. If the Proposal was approved, each director who failed to meet the Proponent's stringent standards would be prohibited from serving on the Audit, Nominating and Compensation Committees (collectively, the "Board Committees"), even though such a director may legally be fully qualified to serve - except for the restrictions imposed by the Proposal. As a result, the Company could be faced with a situation in which it had a staffed Board containing insufficient or no qualified board members to serve on the Board Committees. If the Proposal were adopted, the Company would lack the power to ensure that the Board would contain enough directors qualified to fill the seats of its Board Committees.

It is not within the power of the Company or its board of directors to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. Therefore, the Company lacks the authority to implement the Proposal and it may be excluded under Rule 14a-8(i)(6).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(d), Rule 14a-8(f)(1) and Rule 14a-8(i)(6).

*3 Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney
AT&T
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325

ENCLOSURE

November 24, 2000

MR. C. MICHAEL ARMSTRONG
CHAIRMAN
AT&T CORPORATION
EXECUTIVE OFFICES
32 AVENUE OF THE AMERICAS
NEW YORK, NY 10013

Dear Mr. Armstrong,
The attached resolution is respectfully submitted for vote by shareholders at the next and/or annual 2001 shareholder meeting. It is submitted for inclusion in the AT&T Corporation proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.
I have held the required AT&T Corporation stock continuously for more than one year. I will hold the required shares until after the applicable shareholder meeting.
The exact text, format, bold & italicized font, spacing and bullet-points are an integral part of the resolution. They are believed to be consistent with the Securities and Exchange Commission standards of editing and the formatting of the AT&T Corporation proxy statement.
This proposal is believed to be in the best interest of AT&T Corporation and its shareholders. A commitment from AT&T Corporation to enact this proposal would allow the proposal to be withdrawn.

Sincerely,
John Chevedden
Shareholder AT&T Corporation

ENCLOSURE

November 28, 2000

MR. JOHN CHEVEDDEN
2215 NELSON AVENUE -- NO. 205
REDONDO BEACH, CA 90278-2453

Dear Mr. Chevedden:
This is in response to your facsimile of November 24, 2000 addressed to C. Michael Armstrong, which we received on November 24, regarding your request for the inclusion of a shareholder proposal in the 2001 Notice of Annual Meeting and Proxy Statement.
As you know, the inclusion of a proposal in a company's proxy materials, and the conditions that must be met by the proponent, are governed by the rules of the United States Securities and Exchange

Commission (SEC), specifically Regulation 240.14a-8 (Proposals of Security Holders). Specifically, the SEC rule requires that the proposal be presented at the annual meeting of shareholders either by the proponent, or by the proponent's representative, who is qualified under state law, to present the proposal on the proponent's behalf. In addition, the SEC rule also requires that the proponent of the proposal be a record or beneficial owner and have continuously held at least $2,000 in market value, or 1 %, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the annual meeting.

*4 Regarding ownership eligibility, our transfer agent is unable to locate or identify an account in your name. Therefore, as a beneficial owner, you must prove your eligibility to AT&T in one of two ways. Using the first method, you must submit a written statement from the "record" holder of your securities (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

The second way to prove ownership applies if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility to AT&T by providing a copy of the schedule and/or form and any subsequent amendments reporting a change in your ownership level.

As you may be aware, under SEC Rule 14a-8(d), a proposal, including the supporting statement, may not exceed 500 words. However, your proposal and supporting statement exceeds the mandated SEC 500-word limit. Therefore, in accordance with the SEC regulations that I have mentioned, you have fourteen days from receipt of this notice to correct these deficiencies.

Very truly yours,
Joseph P. Gallagher
Manager

LETTER TO SEC

January 4, 2001

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: AT&T Corp.
Shareholder Proposal Submitted by
John Chevedden
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

AT&T Corp. ("AT&T" or the "Company") wishes to amend and correct the information furnished to the staff of the Division of Corporation Finance (the "Staff") in the Company's letter dated December 21, 2000 (the "December 21, 2000 letter") regarding a proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") by letter received by the Company on November 24, 2000.

In Section I of the December 21, 2000 letter, the Company indicated that it would seek to omit the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1) since the Proposal exceeded 500 words. In fact, the Proponent had responded on December 12, 2000 by fax to the Company's notice of this deficiency

with a revised proposal (the "Revised Proposal") containing less than 500 words, a copy of which is attached hereto. However, due to clerical errors by administrative personnel the Company did not become aware of the receipt of the Revised Proposal until after submitting the December 21, 2000 letter. Accordingly, the Company hereby amends the December 21, 2000 letter by deleting Section I. However, in Section II of the December 21, 2000 letter the Company had also indicated that it would seek to omit the Proposal under Rule 14a-8(i)(6). The Company will continue its intention to omit the Revised Proposal on these grounds and Section II of the December 21, 2000 letter is hereby amended to apply to the Revised Proposal.
*5 Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.
Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.
We appreciate your attention to this request.

Very truly yours,
John W. Thomson
Senior Attorney

LETTER TO SEC

January 17, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
AT&T Corporation (T)
Shareholder Response to Company No Action Criticism
Independent Directors
John Chevedden, Shareholder

Ladies and Gentlemen:

1. Preliminary Response

This is a preliminary response regarding the AT&T Corporation no action criticism that was partially delivered to the shareholder 5 days late (December 26, 2000) and in its entirety 8 days late (December 29, 2000). The company requested that the Commission agree that all shareholders be excluded from the opportunity to cast a non-binding vote on a request for a gradual transition to Independent Directors for key board committees.
The objective of this proposal is to protect shareholder investment in the company through a constructive change -- or at least the consideration of constructive change. Management is focused on maintaining the status quo and preventing a vote or the consideration of this option for constructive change to enhance shareholder value through a purely precatory proposal.

2. Untimely Submittal Rule 14a-8(j)(1) Violation

The Company Directed the No Action Request to be Delivered Late

Rule 14a-8(j)(1) states that:
"The company must simultaneously provide you [the shareholder] with a copy of its [no action] submission."
Thus Rule 14a-8(j)(1) apparently does not allow the company the option of submitting an untimely copy to the shareholder. Although the company request was dated December 21, 2000, the complete package was delivered 8-days late, December 29, 2000.
Timely submittal to the shareholder is important since the Commission can make its final determination in 13 to 45 days after the company letter is received -- a letter the company was guaranteed 40 days to prepare. This failure by the company impacts the time-period and the responsiveness of the shareholder to issues of particular interest to the Commission under Rule 14a- 8 (k) -- a process under severe time constraints.
For instance in a no action process:
. The company is guaranteed 40-days to prepare its request regarding a 2- page proposal.
. The company delivers its request to the Commission immediately.
. The company deliverers the shareholder copy approximately 8-days late -- an 80-page response package to a 2-page proposal.
*6 . If the shareholder uses 20 days (vs. 40-days for the company) to prepare a response to a 80-page package, and the Commission makes its determination 10 days later then --
. This allows the Commission 38-days to research and review the company request and only 10 days to research and review the shareholder rebuttal.
For the foregoing violation this is to respectfully request that the company letter not be accepted at this point.

3. Rule 14a-8(g) Burden of Proof is on the Company

Rule 14a-8(g) states:
"Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
"Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."
A substantial part of this no action request is incomplete and could thereby be considered a poor use of federal regulatory time and resources. With the burden of proof on the company, according to Rule 14a-8(g), the company request is replete with quibbling over proposal text without establishing a factual issue to the contrary. Additionally the company quibbling is not supported even by the company view of the correct information or the method used to develop a scenario that supports the company view.

4. (I) 500-word requirement timely met

The company confirms its error of claiming that the Proposal, amended per the company directions, was not timely received (January 4, 2001 company letter).

5. (II) The company has the power to gradually implement a shareholder proposal

6. Company reliance on the Boeing argument is misplaced

Boeing's argument from last year cited by the company is flawed. Boeing has made a similar, but less credible claim in 2001. Both Boeing claims are flawed:

7. Company Claim of Lack of Power

In the cited-case Boeing failed to note that by nominating directors, it virtually guarantees their election. With the burden of proof on Boeing, the company did not cite any director since 1950 that won election without the company's nomination.
With the burden of proof on the company the company idly speculates, but does not specify, how it could fail to gradually fill the key committees with qualified board members.
Boeing did not address that it can encourage and influence current directors, prospective directors and prospective key board committee members to maintain their independence. The company can also encourage and influence directors and key committee members to leave the board if they compromise their independence. In fact the company could be de-listed from the NYSE if certain key committee directors do not maintain a certain level of independence. Hence the company is arguing that it may not be cable of maintaining its NYSE listing because it has so minimal control over the qualifications of its directors.
There are significant unresolved differences with the Boeing-cited determinations and both the proposals to Boeing and AT&T:
*7 Ameritech Corp. (December 29, 1994) concerned establishing a "pension investment committee" of the board of directors.
The American Telephone & Telegraph Co. determination (December 13, 1985) concerned a retired employee as a company director.
Boeing made a misleading statement in saying the 2001 proposal to Boeing is "substantially identical" to the Klein 2000 Boeing proposal.
The 2000 Boeing proposal stated: "The key board committees shall have independent and committed directors, recommendation."
The distinction with the 2001 Boeing proposal, and this proposal to AT&T, is that enactment is initiated by future openings on the key committees. This gives the board far greater time and latitude in implementing the proposal than the 2000 Klein proposal because all current directors are grandfathered on their current board committee seats.
This same provision to give the board greater time and latitude is in the AT&T proposal.
Under the erroneous Boeing reasoning the standards for the new NYSE § 303.01 rules regarding qualifications of audit committee members are intrinsically flawed because the rules attempt to "impose qualifications on members of the 'key board committee' to which the Board as a whole is not subject."
The company repeatedly basis its argument on imposing "qualifications on members of the 'key' committee to which the Board as a whole is not subject." Yet Boeing boasted in its same letter that it had done exactly that in stating:
1) "Boeing has maintained a practice for many years of excluding inside directors from service on standing Board committees."
2) "The Audit, Compensation, and the Governance and Nominating Committee charters state, respectively: The Audit Committee shall consist of three or more directors who are not members of management and meet the independence and expertise requirements as defined by the New York Stock (NYSE) Listed Company Manual."
Simply because the company has a fully staffed board does not preclude it from increasing the size of the board. The Boeing bylaws state that the number of directors shall be thirteen, but the number may be increased.

8. The Company 80-Day Deadline for No Action Requests is Past

This is to note that the deadline has past for a company request to exclude this proposal. It is therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should be held for the appeal process, if necessary.

The company is guaranteed 40-days to respond to a mere 500-word proposal to improve the performance of the company. The individual shareholder is not likewise guaranteed 40-days to respond. The individual shareholder is not even guaranteed 20-days to respond.
It is therefore respectfully requested that if the company finds that its request is still wanting -- after the 40-days guaranteed for professional preparation -- that any further information from the company should be held and not reviewed unless the appeal process is initiated.

9. Conclusion

*8 The bottom line of management's no action request is that management prefers to exclude a serious proposal that challenges management to adopt a higher standard of corporate governance. If that fails the company attempts to micro-edit the resolution.
For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments and that the shareholders have the opportunity to vote on this significant resolution to enhance corporate governance and shareholder value at AT&T Corporation.
It is respectfully requested that the Response of the Office of Chief Counsel be faxed to this correspondent in order to receive notice that is concurrent with that given to the company.
. Please acknowledge receipt of this letter by date stamping the first page of the top copy (7th copy) and return it in the pre-stamped Priority Mail envelop.

Sincerely,
John Chevedden
Shareholder AT&T Corporation

December 12, 2000: Company Requested Revision

PROPOSAL 7

INDEPENDENT DIRECTORS

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.
RESOLVED:

INDEPENDENT DIRECTORS

AT&T shareholders recommend that the key board committees transition to independent directors for each committee seat. Then maintain independent directors for each seat on these key committees. Transition to independent directors is to take place as soon as possible as each opening occurs. The key board committees are:
. Audit
. Nominating
. Compensation
Also, require that any change on this proposal topic be put to shareholder vote -- as a separate proposal and apply to successor companies.

SUPPORTING STATEMENT:

This standard for director independence is:
A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is their directorship. This is the

definition of the Council of Institutional Investors Shareholder Bill of Rights (www.cii.org).
Institutional Investors own 46% of AT&T stock.
The Council of Institutional Investors also recommends independent directors for each key board committee seat, the topic of this proposal.
Note the lack of independence by AT&T directors (Per the 2000 company proxy):
1) Two of 13 directors are inside employees:
Armstrong
Zeglis
2) Three directors have more than 10-year tenure:

```
Sovern    17-year veteran
Eickhoff  14-years
Elisha    14-years
```

Long tenure is bad for boards. It allows directors to develop friendships with management -- friendships that impair effective oversight. After 10 years a director may become complacent.
The Corporate Governance Advisor
3) Two directors had business relationships with AT&T management:
*9 Malone was an executive of Tele-Communications, bought by AT&T. Hostetter assisted AT&T in negotiations with MediaOne Group.
4) One AT&T director, Citigroup Chairman Weill, is an interlocking director with Armstrong at Citigroup. In an exact parallel, AT&T Chairman Armstrong is a Citigroup director. Weill is also on the key AT&T Audit Committee.
Thus 8 out of 13 AT&T directors have conflicting links to management.
Additionally there are serious competitive issues that deserve greater attention from independent directors with a commitment to the company's beleaguered shareholders:
After three years, a total of $120 billion in announced deals and a wireless tracking stock that's a flop, Wall Street seems to have concluded that Armstrong's financial engineering efforts failed. The strategy left AT&T heavily in debt, with several poorly run businesses not up to either sales or profit expectations.
Now, even AT&T's notoriously complacent board is finally getting nervous. The company had only $7 billion in debt in 1998 -- now debt stands at $57 billion.
There has been some very sloppy execution at AT&T's core voice and data units -- accounting for $45 billion annual revenue.
Source: Business Week
AT&T stock has dropped from $60 in the Year 2000.
Source: Value Line
To ensure proactive oversight from AT&T directors vote for:

INDEPENDENT DIRECTORS

YES ON 7

The Company is respectfully requested to insert the correct proposal number in the proxy statement.

LETTER TO SEC

December 27, 2000

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2

DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
AT&T Corp. (T)
No Action Request

Ladies and Gentlemen:
This is to respectfully request that the Commission suspend processing the 4- page AT&T December 21, 2000 no action request that was directed by the company to be delivered to the shareholder 5-days later on December 26, 2000 until:
The shareholder receives the complete set of no action request documents sent to the Commission on December 21, 2000. The company letter makes reference to material that the shareholder did not receive.
Rule 14a-8(j)(1) states that:
The company must simultaneously provide you [the shareholder] with a copy of its submission.
Thus Rule 14a-8(j)(1) apparently does not allow the company the option of sending an incomplete submission to the shareholder. This failure by the company impacts the time-period and the quality of the shareholder response to the no action request under Rule 14a-8(k).
In any event this lack of timeliness by the company should significantly release the Commission from pressure by the company for an expedited decision.

Sincerely,
John Chevedden
Shareholder AT&T Corp.

LETTER TO SEC

January 4, 2001

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
***10** DIVISION OF CORPORATION FINANCE
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: AT&T Corp.
Shareholder Proposal Submitted by
John Chevedden
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:
AT&T Corp. ("AT&T" or the "Company") wishes to amend and correct the information furnished to the staff of the Division of Corporation Finance (the "Staff") in the Company's letter dated December 21, 2000 (the "December 21, 2000 letter") regarding a proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") by letter received by the Company on November 24, 2000.
In Section I of the December 21, 2000 letter, the Company indicated that it would seek to omit the Proposal under Rule 14a-8(d) and Rule 14a-8(f)(1) since the Proposal exceeded 500 words. In fact, the Proponent had responded on December 12, 2000 by fax to the Company's notice of this deficiency with a revised proposal (the "Revised Proposal") containing less than 500 words, a copy of which is attached hereto. However, due to clerical errors by administrative personnel the Company did not

become aware of the receipt of the Revised Proposal until after submitting the December 21, 2000 letter. Accordingly, the Company hereby amends the December 21, 2000 letter by deleting Section I. However, in Section II of the December 21, 2000 letter the Company had also indicated that it would seek to omit the Proposal under Rule 14a-8(i)(6). The Company will continue its intention to omit the Revised Proposal on these grounds and Section II of the December 21, 2000 letter is hereby amended to apply to the Revised Proposal.
Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.
Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.
We appreciate your attention to this request.

Very truly yours,
John W. Thomson
Senior Attorney

LETTER TO SEC

February 9, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
AT&T Corporation (T)
Shareholder Response to Company No Action
Independent Directors
John Chevedden, Shareholder

Ladies and Gentlemen:
This response is in addition to the January 17, 2001 response to the company no action letter.

1. The Key Role of Independent Directors

This supporting information is adapted from the February 2, 2001 letter from the Council of Institutional Investors to David Martin Director, Division of Corporation Finance (attached):
A company, through its board, nominates directors and creates criteria for board and committee service. Shareholders' only involvement in this process is to rubber-stamp the nominees selected by the board. Boards clearly have the ability to implement a proposal addressing overall director independence by nominating directors who fit the independence criteria.
*11 Not only do shareholders have no meaningful say on director nominees, they have absolutely no say on who sits on various board committees. A company, through its board, appoints directors to serve on board committees and creates the rules that govern those committees. Since the board makes those decisions, it clearly has the ability to implement a proposal addressing committee independence. To implement a proposal addressing board committee independence, directors must simply appoint committee members who fit the independence criteria, just as they have the ability to adopt their own committee criteria and nominate directors who meet that criteria.
For many years, investors, including many Council members, have focused on board independence

issues. As the California Public Employees' Retirement System argued in its 2000 binding proposal at Lone Star Steakhouse & Saloon, How important is the Board of Directors? As a trust fund with approximately 381,200 shares of the Company's Stock, held for the benefit of our 1 million fund participants, the California Public Employees' Retirement System (CalPERS) believes that the Board is of paramount importance. Through this proposal, we seek to promote strong, objective leadership on the Board.

The vital importance of this most basic governance issue is understood throughout the investment community and is reflected by the relatively high votes on these resolutions. Just two months ago, a resolution sponsored by TIAA-CREF calling on ICN Pharmaceuticals to adopt a policy that a substantial majority of the board should be completely independent and the key audit, compensation and nominating committees should be all-independent won nearly 60% of the votes cast for and against. In its supporting statement, TIAA-CREF noted:

We believe an independent Board and all-independent audit, compensation and nominating committees are essential components of an effective corporate governance system. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision- making processes and the decisions themselves, without the appearance of conflicts of interest.

2. Recent Precedent

In General Electric (January 24, 2001) the Commission did not object to the publication described as "The proposal recommends that a majority of GE's directors be independent and that future action on this topic be put to a shareholder vote."

3. Conclusion

The bottom line of management's no action request is that management prefers to exclude a serious proposal that challenges management to adopt a higher standard of corporate governance. If that fails the company attempts to micro- edit the resolution.

For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments and that the shareholders have the opportunity to vote on this significant resolution to enhance corporate governance and shareholder value at AT&T Corporation.

*12 Sincerely,
John Chevedden
Shareholder AT&T Corporation

LETTER TO SEC

February 2, 2001

DAVID MARTIN
DIRECTOR, DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET N.W.
WASHINGTON, DC 20549

Dear David:

The Council of Institutional Investors, an association of more than 110 corporate, public and union pension funds with more than $1.5 trillion in pension assets, is extremely concerned about a recent ?? no action?? decision reached by staff of the SEC??s division of corporation finance. In this troubling decision, staff concurred with PG&E's assertion that it could exclude a proposal calling for all future directors on its audit, compensation and nominating committees to be independent.

The staff decision hinged on PG&E's absurd argument that the resolution could be excluded because the corporation, in the form of its board, lacks the authority to implement the proposal since PG&E's shareholders, not the board, elect the directors.

To argue that a company lacks the authority to adopt such a policy is ridiculous. A company, through its board, nominates directors and creates criteria for board and committee service. Shareholders?? only involvement in this process is to rubberstamp the nominees selected by the board. Boards clearly have the ability to implement a proposal addressing overall director independence by nominating directors who fit the independence criteria.

Not only do shareholders have no meaningful say on director nominees, they have absolutely no say on who sits on various board committees. A company, through its board, appoints directors to serve on board committees and creates the rules that govern those committees. Since the board makes those decisions, it clearly has the ability to implement a proposal addressing committee independence. To implement a proposal addressing board committee independence, directors must simply appoint committee members who fit the independence criteria, just as they have the ability to adopt their own committee criteria and nominate directors who meet that criteria.

On a company-specific level, PG&E's arguments contradict assertions it made in the proxy materials for its 2000 annual meeting. Specifically, the company and Pacific Gas & Light indicated that they have a ??policy??that at least 75 percent of their boards shall be composed of directors who are neither current nor former officers or employees of PG&E Corporation, Pacific Gas & Electric Company, or any other their respective subsidiaries.?? In addition, it disclosed in the proxy materials that the audit and nominating/compensation committees are ??composed entirely of director who are (a) neither current nor former officers or employees of PG&E Corporation or any of its subsidiaries, (b) not consultants to PG&E Corporation or any of its subsidiaries, and (c) neither current nor former officers or employees of any other corporation on whose board of directors any PG&E Corporation officer serves as a member.??

**13* If the company can adopt these policies on its own, why would it lack the authority to implement similar policies recommended in the proposal sponsored by Mr. Chevedden?

From a policy perspective, the SEC staffis acceptance of PG&E's inane argument is extremely troubling. For many years, investors, including many Council members, have focused on board independence issues. As the California Public Employees?? Retirement System argued in its 2000 binding proposal at Lone Star Steakhouse & Saloon, How important is the Board of Directors? As a trust fund with approximately 381,200 shares of the Company's Stock, held for the benefit of our 1 million fund participants, the California Public Employees' Retirement System (CalPERS) believes that the Board is of paramount importance. Through this proposal, we seek to promote strong, objective leadership on the Board.

The vital importance of this most basic governance issue is understood throughout the investment community and is reflected by the relatively high votes on these resolutions. Just two months ago, a resolution sponsored by TIAA-CREF calling on ICN Pharmaceuticals to adopt a policy that a substantial majority of the board should be completely independent and the key audit, compensation and nominating committees should be all-independent won nearly 60 percent of the votes cast for and against. In its supporting statement, TIAA- CREF noted:

We believe an independent Board and all-independent audit, compensation and nominating committees are essential components of an effective corporate governance system. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision- making processes and the decisions themselves, without the appearance of conflicts of interest.

Our concerns with the staffis interpretation are echoed the enclosed letter dated March 20, 2000 from TIAA-CREF to the SEC. The letter was responding to a March 7, 2000, request by Cablevision Systems to exclude a director independence proposal sponsored by TIAA-CREF.

We must admit that we are especially troubled that it appears that large institutional investors can afford the lawyers necessary to get these proposals included whereas individual investors like Mr. Chevedden, who submit the same kinds of proposals, appear to be denied proxy access by the Commission.
We hope you will reconsider your PG&E decision. Please contact me or Ann Yerger with any questions.

Sincerely,
Sarah A.B. Teslik
Executive Director

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 13, 2001

Publicly Available February 13, 2001

Re: AT&T Corp.
Incoming letter dated December 21, 2000
The proposal recommends that key board committees transition to and "[t]hen maintain" directors meeting certain criteria.
There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8 (i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

*14 Sincerely,

Michael D.V. Coco
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a

formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 138982 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **Marriott International**, Inc.
Publicly Available February 26, 2001

LETTER TO SEC

January 5, 2001

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund, the Central Laborers' Pension Fund, and the Massachusetts Carpenters Combined Benefit Fund.
Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:
This letter is to inform you that it is the intention of our client, Marriott International, Inc. ("Marriott"), to omit from its proxy statement and form of proxy for Marriott's 2001 Annual Meeting of Stockholders (collectively, the "2001 Proxy Materials") three separate but similar shareholder proposals (collectively, the "Proposals") and statements in support thereof (collectively, the "Supporting Statements") received from the International Brotherhood of Electrical Workers' Pension Fund, the Central Laborers' Pension Fund and the Massachusetts Carpenters Combined Benefit Fund (the "Proponents"). The Proposals request that Marriott's Board of Directors:
. "Adopt a policy requiring that at least two-thirds of the members of the Board be 'independent' directors" (the "IBEW Proposal" and the "IBEW Supporting Statement");
. "Take the necessary steps to ensure that the Board's Compensation Policy Committee ... is composed entirely of 'independent' directors" (the "Central Laborers' Proposal" and the "Central Laborers' Supporting Statement"); and
. "Take the necessary steps to ensure that the Board Nominating and Corporate Governance Committee is composed entirely of 'independent' directors" (the "Massachusetts Carpenters' Proposal" and the "Massachusetts Carpenters' Supporting Statement").
All three Proposals include the same seven-prong definition for determining who is considered an "independent director." The Proposals and Supporting Statements are attached hereto as Exhibit 1.
On behalf of our client, we hereby notify the Division of Corporation Finance of Marriott's intention to exclude the Proposals and Supporting Statements from its 2001 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposals are excludable on the bases set forth below.
Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of Marriott's intention to omit the Proposals and the Supporting Statements from the 2001 Proxy Materials. Marriott intends to begin distribution of its definitive 2001 Proxy Materials on or after March 26, 2001. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Marriott files its definitive materials and form of proxy with the Securities and Exchange Commission.
*2 We believe that the Proposals and the Supporting Statements may properly be excluded from the

2001 Proxy Materials pursuant to the following rules:
1. Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Proposals;
2. Rule 14a-8(i)(7), because the Proposals relate to the Company's ordinary business operations; and
3. Rule 14a-8(i)(3), because the Proposals are vague, rendering them false and misleading in violation of the proxy rules.
While we strongly believe that well-established precedent supports exclusion of the Proposals on the foregoing bases, if the Staff were to depart from those precedent in responding to this letter, we believe that the Proposals nonetheless would have to be substantially revised before they could be included in Marriott's 2001 Proxy Materials, based upon the following rules:
4. Rule 14a-8(i)(8), because the Proposals relate to the election of directors; and
5. Rule 14a-8(i)(3), because the Supporting Statements contain misleading statements, rendering them false and misleading in violation of the proxy rules.

Bases for Exclusion

1. The Proposals May Be Excluded under Rule 14a-8(i)(6) Because Marriott Would Lack the Power or Authority to Implement the Proposals.

Under well-established and recently reaffirmed precedent, the Proposals may be omitted pursuant to Rule 14a-8(i)(6), which provides that a proposal may be excluded if "the company would lack the power or authority to implement the proposal." Marriott lacks the power to implement the Proposals because Marriott's board cannot guarantee the election of independent directors.
In order to implement the IBEW Proposal requiring two-thirds of the company's directors to satisfy the Proponents' definition of independence, the Marriott board would have to require the election of a sufficient number of directors who satisfy the definition. In order to implement the Central Laborers' Proposal and the Massachusetts Carpenters' Proposal, the Marriott board would be required to ensure that enough directors satisfying the Proponents' definition are elected to appropriately fill the specified committees. Because a board cannot ensure or require certain types of persons to be elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.
For example, in recent years The Boeing Company has received two proposals which provided that directors on key board committees meet a specified definition of independence. In each of those cases, the Staff concurred that the proposals could be excluded under Rule 14a-8(i)(6) and stated, "In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." Boeing Co. (avail. February 22, 1999); Boeing Co. (Klein) (avail. March 6, 2000) (emphasis supplied). The Staff's statements in the Boeing letters are consistent with a long-standing line of Staff interpretations recognizing that a board cannot ensure election of a particular person or type of person and concurring that proposals requiring a board to ensure that directors possess certain characteristics are beyond a corporation's powers to implement. See also Boeing Co. (Recon.) (avail. August 18, 1999) (Commission refusing to review the Staff's no-action position taken in the February 22, 1999 letter to Boeing); Ameritech Corp. (avail. December 29, 1994); U.S. West, Inc. (avail. December 22, 1993); American Telephone & Telegraph Co. (avail. December 13, 1985).
**3* The Proposals are substantially identical to those cited above; the Central Laborers' Proposal and the Massachusetts Carpenters' Proposal expressly request Marriott's board to ensure that the specified committees are composed entirely of independent directors, and the IBEW Proposal asks the board to require a certain number of independent directors to serve on the board. In order to implement the Proposals, the board would have to ensure or require that directors who satisfy specified criteria be elected. As discussed below, this is a matter which under Delaware law is within the power of stockholders and beyond the board's power or authority to implement.

As with The Boeing Company, Marriott is a Delaware corporation, governed by the Delaware General Corporation Law ("DGCL"). Pursuant to DGCL Section 211 and Marriott's certificate of incorporation and bylaws, the company's directors are elected by the company's stockholders. [FN1] DGCL Section 141 and Marriott's certificate of incorporation and bylaws also provide that Marriott's Board of Directors may delegate its power and authority with regard to certain aspects of the Company's business to committees comprised of one or more directors. Thus, only Marriott's stockholders may determine who is to serve as a director, and only directors may serve on committees of the board. Because the board does not control who is elected as a director, it is not within the power of Marriott's board to guarantee or enforce the election of any particular person or type of person as a director at the company's annual meetings, much less to require or ensure that a sufficient number of persons meeting certain criteria are elected to comprise a specified percentage of the board or to appropriately fill specified committees.

FN1. Although vacancies on the board may be filled by appointment, even those positions are subject to election by a vote of stockholders after the appointee's initial term expires.

End of Footnote(s).

2. The Proposals May Be Excluded under Rule 14a-8(i)(7) Because the Proposals Relate to Marriott's Ordinary Business Operations.

The Proposals may be omitted pursuant to Rule 14a-8(i)(7) because they affect Marriott's contributions to specific charitable organizations and "micro- manage" Marriott's business functions, matters which relate to Marriott's "ordinary business operations."

A. The Proposals Would Prohibit Marriott from Supporting Certain Non-Profit Organizations and Thereby Impact Ordinary Business Matters.

The Proposals impact Marriott's ability to choose the non-profit organizations to which it contributes, and are therefore excludable under Rule 14a-8(i)(7). The Proponents' definition of independence precludes a director from being independent if "he or she is currently or during the past five years has been ... [e]mployed by a tax-exempt organization that receives significant contributions from the Company." Thus, if implemented, the Proposals would restrict Marriott from making contributions to non-profit organizations that employ one of its directors. The Proposals would also affect Marriott's contributions to non-profit organizations whose employees may include future nominees.
*4 The Staff has consistently concurred that the selection of specific charitable or non-profit organizations to which a company contributes is a day- to-day activity conducted in the ordinary course of business. For example, in Pacific Gas and Electric Company (avail. January 22, 1997), the Staff concurred that the company could exclude a proposal that criticized contributions to the Mexican American Legal Defense and Education Fund and would require the company to report on contributions to organizations "whose overall purpose and aim is not consistent with the Corporate Community Development Program." In concurring that the proposal could be excluded, the Staff stated, "There appears to be some basis for your view that the proposal relates to the conduct of ordinary business and therefore may be excludable under Rule 14a-8(c)(7) (i.e., contributions to specific types of organizations.)" See also Minnesota Mining and Manufacturing Co. (avail. January 3, 1996) (exclusion of proposal requesting company to make charitable or political contributions to organizations or campaigns promoting certain causes); Wells Fargo & Company (avail. January 16, 1993) (exclusion of proposal for company to rescind action supporting the United Way).
Under the Proposals, Marriott would not be able to make contributions to an entity that employed one of its directors, because the contribution would disqualify the director from being "independent." [FN2] The Staff has previously concurred that stockholder proposals which address a

laundry list of activities are excludable if one of the activities affected by the proposal involves the company's ordinary business operations. For example, in Chrysler Corporation (avail. March 18, 1998), the Staff concurred that a proposal requesting that the company review and report on a code of conduct could be excluded because one aspect of the conduct review related to ordinary business matters. There, the Staff stated, "The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 3 of the resolution [involving employment practices] relates to ordinary business matters ...." The Proposals, as with the proposal in Chrysler Corporation, would require the company to monitor a specific aspect of its ordinary business operations (its charitable and non-profit giving and support program) and goes beyond the proposal in Chrysler Corporation by imposing a substantive consequence on such operations (the disqualification of directors from board committee membership and from counting as an "independent" director in determining the composition of the board). Therefore, the Proposals are excludable because certain matters contained in the Proposals relate to Marriott's ordinary business operations. See also Z-Seven Fund, Inc., (avail. November 3, 1999); Warnaco Group, Inc., (avail. March 12, 1999). Moreover, the Staff has consistently stated its position not to permit revisions to shareholder proposals under the ordinary business exception. See, e.g., Z-Seven Fund, Inc., (avail. November 3, 1999); Chrysler Corporation (avail. March 18, 1998). Accordingly, the Proposals are excludable from Marriott's 2001 Proxy Materials under Rule 14a-8(i)(7).

FN2. This could raise a very real limitation for Marriott. Assuming, for example, that Mr. J.W. Marriott Jr. and Mr. Shaw, both company executives, remained on Marriott's 10-person board, and no other directors failed to satisfy the Proponents' definition of "independent," then contributions to non-profit organizations which employ any other two directors could result in the company violating the IBEW Proposal. Two of the company's current directors are officers of non-profit entities (the 2002 Winter Olympics and the Smithsonian Institution). Thus, the Proposals would impact Marriott's ability to support those two organizations. In addition, depending on how one interprets the Proposals, Marriott's ability to support other non-profit entities could be impacted, since other Marriott directors have served as chairmen, directors or trustees of non-profit entities.

End of Footnote(s).

B. The Definition of "Independence" Micro-Manages Marriott's Operations under the "Ordinary Business" Rule Analysis.

*5 A proposal may be omitted under Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." As explained by the SEC recently, the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations:

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Exchange Act Release No. 40,018 (May 21, 1998).
While Marriott agrees that the issue of having independent directors on its board and on certain board committees reflects a significant corporate governance policy issue, Marriott believes that the determination of what constitutes an appropriate standard of independence is a matter that is fundamental to the board's ability to function effectively and to manage numerous complex considerations that the board is in a more appropriate position to evaluate than shareholders as a group. As such, the seven-prong definition of independence contained in the Proposals is exactly the type of effort to "micro-manage" the company with "intricate details" addressed by the SEC in the 1998 Release.
A public company's board and board committees are subject to numerous overlapping regulatory schemes that require numerous directors to satisfy various standards of independence. In order to maintain eligibility for its stock to be traded on the New York Stock Exchange, a board endeavors to have an audit committee composed of at least three directors who satisfy the definition of independence set forth in the Exchange's listing standards. Directors are also subject to SEC-prescribed definitions of independence with respect to a company's auditing firm in order to maintain the independence of the company's auditors. One manner in which a company may exempt stock-based compensation awards from Exchange Act Section 16(b) is to maintain a board compensation committee comprised of at least two directors who satisfy Rule 16b-3's definition of "outside director," and to maintain the deductibility of executive compensation payments, a board compensation committee must be comprised of at least two directors who satisfy the definition of "non-employee director" set forth in Section 162(m) of the Tax Code. In addition, many institutional stockholders have adopted definitions of independence by which they judge corporate boards, and corporations often evaluate and seek to satisfy certain of these definitions. [FN3] Finally, because a board cannot ensure or require that directors meeting specified criteria are elected, the board has to carefully evaluate which standards it desires to and is able to satisfy. Navigating these different, yet overlapping, definitions of independence does not raise policy issues; instead, it requires careful board evaluation and assessment to ensure that the board can function on a day-to-day basis and satisfy regulatory objectives.

FN3. For example, the California Public Employee's Retirement System (CalPERS), the Council of Institutional Investors (CII) and Teachers Insurance and Annuity Association -- College Retirement Equities Fund (TIAA-CREF) each have adopted different standards for determining directors' independence. The definitions of independence adopted by these entities, as set forth in their publications and internet websites, are attached hereto as Exhibit 2.

End of Footnote(s).

*6 Both the New York Stock Exchange and the SEC itself recognized the role of a company's board in evaluating independence in the context of recently approved NYSE audit committee independence standards. There, instead of adopting a "bright line" definition of independence with respect to business dealings between companies and directors, as some had encouraged, the Exchange adopted, and the SEC approved, the use of a subjective standard which allows for board consideration of whether a particular business relationship interferes with the director's exercise of independent judgment. [FN4] The SEC also recognized the need to permit flexibility in the application of objective standards for determining independence, stating that the NYSE rule permitting a board to appoint one non-independent director to its audit committee "adequately balances the need for objective independent directors with the company's need for flexibility in exceptional and unusual circumstances." [FN5] As reflected by the myriad regulatory standards for independence that companies must address, we believe that the issue of how one defines directors' "independence" is not itself a policy issue and is distinct from the policy issue of the extent to which a board (or certain committees of a board) should include independent directors. Instead, the definition of independence is an operational issue that affects the ability of a board to function. Thus, although part of the Proposals may address a policy matter that is outside the scope of ordinary business, the Proposals are excludable under rule 14a-8(i)(7) because the definition of "independent" contained in the Proposals raise ordinary business matters. See Z-Seven Fund, Inc., (avail. November 3, 1999) (although proposal relating to adoption and implementation of a special committee report appears to address matters outside the scope of ordinary business, other matters contained in the proposal address details of implementing the report that affect day-to-day operations, and thus the entire proposal may be excluded).

FN4. NYSE Rule 303.01(B)(3)(b) provides, "A director ... who has a direct business relationship with the company may serve on the audit committee only if the company's Board of Directors determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment." See Exchange Act Release No. 42,233 (Dec. 14, 1999).

FN5. Exchange Act Release No. 42,233, text following note 45.

End of Footnote(s).

3. The Proposals May Be Excluded under Rule 14a-8(i)(3) Because the Proposals Are Vague, Rendering Them Misleading in Violation of the Proxy Rules.

A shareholder proposal or supporting statement may be omitted under Rule 14a- 8(i)(3) where it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Electric Co. (avail. July 30, 1992) (proposal that committee of small stockholders be elected to refer to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion).

*7 The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. (avail. December 27, 1988). In Jos. Schlitz Brewing Co. (avail. March 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's Board of Directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal," with the result that "any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the standards in the Schlitz and Hershey proposals, the standards articulated in the Proposal are subject to a wide array of interpretations. In particular, the Proposals require the presence of independent directors on Marriott's board and board committees, but contain no guidelines as to who constitutes a "significant" customer or supplier or when contributions to tax- exempt organizations by the Company will be deemed "significant."

Because the Proposals use broad and ambiguous terms, Marriott's shareholders are being asked to approve a proposal that essentially provides no guidelines as to what steps Marriott is expected to take. If the Company sought to implement the Proposals, the Company would be left with no indication as to when and under what standard it might be able to accept members of the Board of Directors. Moreover, any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposals. In sum, the Proposals are so vague and indefinite that neither Marriott's shareholders nor its management can be certain of what they are being asked to approve or implement, respectively. As such, the Proposals can properly be excluded pursuant to Rule 14a-8(i)(3).

4. The Proposals Must Be Revised under Rule 14a-8(i)(8) Because They Relate to the Election of Directors.

A proposal may be omitted under Rule 14a-8(i)(8) if it "relates to an election for membership on the company's board of directors or analogous governing body."
Currently neither Marriott's certificate of incorporation nor its bylaws impose any qualifications or restrictions on who the shareholders may elect as directors. The IBEW Proposal would require the board to adopt a policy requiring that Marriott's Board of Directors consist of two-thirds "independent" directors, while the Central Laborers' Proposal and the Massachusetts Carpenters' Proposal would require the board to ensure that only "independent" directors serve on the specified board committees. By imposing such a qualification for service on the board or on a board committee, the Proposals would disqualify current directors who do not satisfy the Proponents' definition of "independent" from service and would make director nominees standing for election ineligible if their election would result in two-thirds of the directors not being "independent."
*8 Marriott's Board of Directors is comprised of ten respected and experienced individuals. The IBEW Supporting Statement suggests that four of Marriott's board members do not satisfy the Proponents' proposed independence definition (J.W. Marriott, Jr., Richard Marriott, Harry J. Pearce and William J. Shaw). In addition, depending on how one were to interpret the vague definition of independence contained in the Proposals, other directors might not be viewed to satisfy the Proponents' definition of independence (for example, due to their positions with non-profit organizations which Marriott supports). The fact that the Proposals are directed at Marriott's existing directors is evidenced by the references in each of the three Proposals to Mr. Harry J. Pearce, a current director who the Company has nominated for reelection at the Company's 2001 annual meeting. By not excluding the Proposals' application to existing directors or nominees, the Proposals attempt to circumvent the procedures contained in Rule 14a-11, which governs election contests.
The Staff has consistently taken the position that proposals setting forth qualifications for directors which would either disqualify previously elected directors from completing their terms or disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement if not appropriately revised. See Raytheon Co. (avail. March 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); General Dynamics Corp. (avail. March 25, 1992) (proposal to require the board to consist of a majority of independent directors); Waste Management, Inc. (avail. March 8, 1991) (proposal to require the board to consist of a majority of independent directors); Dillard Department Stores, Inc., (avail. March 7, 1991) (proposal to require the board to consist of a majority of independent directors); Pacificorp (Rossi) (avail. March 3, 1989) (proposal requiring the election of directors annually with a seventy percent majority of independent directors). Under this line of precedent, the Proposals relate to the election of directors and are excludable under Rule 14a-8(i)(8).

5. The Proposals Must Be Revised under Rule 14a-8(i)(3) Because the Supporting Statements Contain Misleading Statements in Violation of the Proxy Rules.

Pursuant to Rule 14a-8(i)(3), the Proposals must be revised before they may be included in Marriott's 2001 Proxy Materials because the Supporting Statements contain materially false and misleading statements in contravention of the proxy rules. The Note to Rule 14a-9 states that "misleading"

materials include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions and inflammatory statements representing the unsubstantiated personal opinion of a shareholder have long been viewed as excludable under this provision. See Philip Morris Companies Inc. (avail. February 7, 1991) (proposal implying that company "advocates or encourages bigotry and hate" excludable under former Rule 14a-8(c)(3)); Detroit Edison Co. (avail. March 4, 1983) (statements implying company engaged in improper "circumvention of ... regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a- 8(c)(3)).
*9 The Central Laborers' Supporting Statement and the Massachusetts Carpenters' Supporting Statement each assert that "The definition of 'independent' director advanced in [the] resolution will ensure that those members of [the Compensation Policy Committee and the Board Nominating and Corporate Governance Committee] will be totally independent of management and best able to undertake their responsibilities ...." These statements are misleading because they are stated as fact but reflect wholly conclusory opinions that lack any factual basis. Even if one accepts the proposition that the absence of certain relationships will promote independence, there is no basis for asserting that those criteria alone can "ensure" independence. The Proponents provide no factual support for these claims and fail to qualify the Supporting Statements with precatory language indicating that these statements represent the Proponents' personal opinions. Therefore, even if one were to view the Proposals as not excludable in their entirety, the Supporting Statements must be revised pursuant to Rule 14a-8(i)(3).

***

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, Marriott's Corporate Secretary and Senior Counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,
Ronald O. Mueller
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
(202) 955-8500

LETTER TO SEC

February 20, 2001

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder Proposals Submitted to Marriott International, Inc. by the International Brotherhood of Electrical Workers' Pension Benefit Fund, the Central Laborers' Pension Fund and the Massachusetts Carpenters Combined Benefit Fund.

Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:

This letter supplements our January 5, 2001 letter regarding the intention of our client, Marriott International, Inc. ("Marriott"), to omit from its proxy statement and form of proxy for Marriott's 2001 Annual Meeting of Stockholders (collectively, the "2001 Proxy Materials") three separate but similar shareholder proposals and statements in support thereof (collectively, the "Proposals") received from the International Brotherhood of Electrical Workers' Pension Fund, the Central Laborers' Pension Fund and the Massachusetts Carpenters Combined Benefit Fund (the "Proponents").

In our January 5 letter, we indicated that Marriott intended to exclude the Proposals from the 2001 Proxy Materials pursuant to, among other things, Rule 14a-8(i)(6), because the Company would lack the power or authority to implement the Proposals. In this regard, we wish to draw the attention of the staff of the Division of Corporate Finance (the "Staff") to a recent no-action letter in which the Staff concurred as to the excludability of a substantially similar shareholder proposal based on Rule 14a-8 (i)(6). In PG&E Corp. (avail. January 22, 2001), the Staff stated that it would not recommend enforcement action if PG&E excluded from its proxy statement a shareholder proposal recommending "a bylaw that Independent Directors are appointed for all future openings on Key Board Committees" (the "PG&E Proposal"). The PG&E Proposal defined "Key Board Committees" as the Audit, Nominating and Compensation Committees and included a definition of "independent."

***10** The Staff's decision in PG&E Corp. further supports our view that Marriott may exclude the Proposals because of the substantial similarities between the Proposals and the PG&E Proposal. The PG&E Proposal and each of the Proposals attempt to mandate that the composition of the board or committees of the board consist of directors with certain qualifications. Just as with the proposal in PG&E Corp, two of the Proposals would require that only "independent" directors (as defined in the Proposals) serve on Marriott's Compensation Policy committee and Nominating and Corporate Governance committee. The third Proposal contains the same requirement for "independent" directors, but would apply to two-thirds of Marriott's board. As with PG&E, Marriott cannot ensure the election of directors who satisfy the criteria specified by the Proponents.

The Staff's position in PG&E Corp. continues the Staff's long-standing precedent of permitting companies to exclude shareholder proposals prescribing qualifications for board members or board committees on the basis that companies cannot ensure that the standards will be satisfied. See also Boeing Co. (Klein) (avail. March 6, 2000); Ameritech Corp. (avail. December 29, 1994); U.S. West, Inc. (avail. December 22, 1993); American Telephone & Telegraph Co. (avail. December 13, 1985). Therefore, as stated in our January 5 letter, we request that the Staff concur that this long-standing, and recently reaffirmed, precedent provides a basis for excluding the Proposals.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Dorothy M. Ingalls, Marriott's Corporate Secretary and Senior Counsel, at (301) 380-8999, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

RESOLVED, that the shareholders of Marriott International, Inc. (the "Company") hereby request that the Company's Board of Directors take the necessary steps to ensure that the Board's Compensation Policy Committee (the "executive compensation committee") is composed entirely of "independent" directors. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

. Employed by the company or an affiliate in an executive capacity;
. Employed by a firm that is one of the Company's paid advisors or consultants;
. Employed by a significant customer or supplier;
. Employed by a tax-exempt organization that receives significant contributions from the Company;

. Paid by the Company pursuant to any personal services contract with the Company;
. Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
*11 . Related to a member of management of the Company.

Supporting Statement:

The role of a board of director's executive compensation committee is critically important to the long-term success of the corporation. The executive compensation committee establishes compensation policies and practices that focus senior management on the development and implementation of corporate strategies designed to maximize long-term corporate value.
Unfortunately, in recent years corporate executive compensation practices and policies have drawn considerable public and shareholder attention for all the wrong reasons. Excessive executive compensation levels highlight the tendency of most compensation programs to provide handsome rewards for ordinary or less then ordinary performance. Current executive compensation plans often present a system of pay for performance, but they lack challenging performance benchmarks by which executives' performance can be judged.
In order to ensure the integrity of the executive compensation process and the effectiveness of a corporation's executive compensation policies and practices, the Board's executive compensation committee should be composed entirely of directors independent of management. The definition of "independent" director advanced in this resolution will ensure that those members of the executive compensation committee will be totally independent of management and best able to undertake their responsibilities to develop fair and understandable compensation policies and practices that focus management on achieving long- term corporate success.
At present, the Company's Compensation Policy Committee includes directors that do not meet the "independent" director standard outlined in the resolution. Mr. Harry J. Pearce, an executive officer and director of General Motors Corporation, is a member of the Compensation Policy Committee. He is not independent because our Company's Chairman and CEO J. W. Marriott, Jr., serves on General Motors' Executive Compensation Committee.
As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.
RESOLVED, that the shareholders of Marriott International, Inc. ("Company") hereby request that the Company's Board of Directors adopt a policy requiring that at least two-thirds of the members of the Board be "independent" directors. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:
. Employed by the company or an affiliate in an executive capacity;
. Employed by a firm that is one of the Company's paid advisors or consultants;
. Employed by a significant customer or supplier;
. Employed by a tax-exempt organization that receives significant contributions from the Company;
. Paid by the Company pursuant to any personal services contract with the Company;
*12 . Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
. Related to a member of management of the Company.

SUPPORTING STATEMENT

The board of directors plays a critical role in determining a company's long- term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and, if necessary, replace management. In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. The definition of "independent" director provided in the proposal provides clear guidance in determining whether a director is independent of company management. Adoption of a policy that requires that at least two-thirds of the directors meet this independence standard would operate to minimize the number of directors whose relationships with the Company may compromise their objectivity or ability to fulfill their duties.

Independence has been referred to as "a director's greatest virtue" (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996). Independent boards are better positioned to remove non-performing senior executives. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard called for by the resolution. Specifically, J.W. Marriott, Jr., Richard E. Marriott, Harry J. Pearce, and William J. Shaw do not meet the standard of independence. Mr. Pearce, an executive officer and director of General Motors Corporation, is not independent because J. W. Marriott, Jr., serves on General Motors' Executive Compensation Committee. The others are officers or relatives of officers.

As long-term shareholders, we believe an independent board best represents shareholders. We urge your support for this proposal.

RESOLVED, that the shareholders of Marriott International, Inc. ("Company") hereby request that the Company's Board of Directors take the necessary steps to ensure that the Board Nominating and Corporate Governance Committee is composed entirely of "independent" directors. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

**13* . Employed by the company or an affiliate in an executive capacity;

. Employed by a firm that is one of the Company's paid advisors or consultants;

. Employed by a significant customer or supplier;

. Employed by a tax-exempt organization that receives significant contributions from the Company;

. Paid by the Company pursuant to any personal services contract with the Company;

. Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or

. Related to a member of management of the Company.

SUPPORTING STATEMENT

The board of director's nominating committee is charged with the role of selecting candidates for the corporation's board. The board of directors fulfills the vital function of hiring, monitoring, compensating, and, when necessary, replacing senior management. It participates with and oversees management as it first develops and then executes the corporation's strategic plans.

The nominating committee performs the important task of seeking out, interviewing and ultimately recommending new board nominees that will go before the body of shareholders for election. In order to ensure that the board of directors effectively plays its role as an independent monitor of a company's senior management, a properly constituted nominating committee must be in place.

The board nominating committee should be composed entirely of directors independent of management who can take the necessary actions to seek, nominate, and present new director candidates to the shareholders. The definition of "independent" director advanced in the resolution will ensure that those members of our Company's Nominating Committee will be totally independent of management and best able to undertake their responsibilities in developing an independent Board focused on the Company's long-term success.

Implementation of this resolution would strengthen the process by which director nominees are

selected at our Company. At present, the Company's Nominating and Corporate Governance Committee includes a director that does not meet the "independent" director standard outlined in the resolution. Mr. Harry J. Pearce, an executive officer and director of General Motors Corporation, is a member of the Nominating Committee. He is not independent because our Company's Chairman and CEO J. W. Marriott, Jr., serves on General Motors' Executive Compensation Committee.
As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 26, 2001

Publicly Available February 26, 2001

Re: Marriott International, Inc.
Incoming letter dated January 5, 2001
The first proposal requests that the board of directors take the necessary steps to ensure that Marriott's Compensation Policy Committee is composed entirely of "independent" directors, as that term is defined in the proposal. The second proposal requests that the board of directors adopt a policy requiring that at least two-thirds of the members of the board be "independent" directors, as that term is defined in the proposal. The third proposal requests that the board of directors take the necessary steps to ensure that Marriott's Board Nominating and Corporate Governance Committee is composed entirely of "independent" directors, as that term is defined in the proposal.
***14** There appears to be some basis for your view that Marriott may exclude the proposals under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if Marriott omits the proposals from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Marriott relies.

Sincerely,

Michael D.V. Coco
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's

staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 227905 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **PG&E** Corporation
Publicly Available January 22, 2001

LETTER TO SEC

January 3, 2001

OFFICE OF CHIEF COUNSEL
MAIL STOP 4-2
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
PG&E Corporation (PCG)
Shareholder Response to Company No Action Criticism
Mr. and Mrs. Ray T. Chevedden Proposal

Ladies and Gentlemen:

1. Preliminary Response

This is a preliminary response directed to the Commission regarding the PG&E Corporation December 15, 2000 no action criticism. The company requested that the Commission agree that shareholders be denied the opportunity to cast a vote on a non-binding request to Increase Director Independence in order to protect their investment in the company.

2. Rule 14a-8(i)(6) Consistent with State law Burden of Proof is on the Company

Rule 14a-8(g) states:

"Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
"Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

Also quoting Rule 14a-8:

"Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."
The company fails to note that by nominating directors, it virtually guarantees their election. With the burden of proof on the company, it does not cite any director since 1950 that won election without the company's nomination.
With the burden of proof on the company the company idly speculates, but does not specify, how it could fail to fill the key committees with qualified board members.

The company does not address that it can encourage and influence current directors, prospective directors and prospective key board committee members to maintain their independence. The company can also encourage and influence directors and key committee members to leave the board if they compromise their independence. In fact the company could be de-listed from the NYSE if certain directors do not maintain a certain rudimentary level of independence. Hence the company is arguing that it may not be cable of maintaining its NYSE listing because it has so minimal control over the qualifications of its directors.
There are significant unresolved differences with the company cited determinations and this shareholder resolution. The Ameritech Corp. determination (December 29, 1994) concerned establishing a "pension investment committee" of the board of directors. The American Telephone & Telegraph Co. determination (December 13, 1985) concerned a retired employee as a company director.
*2 The 2000 Boeing proposal has an important distinction that it is believed renders any determination based on it moot to the PG&E proposal. The PG&E proposal states: "PG&E shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight."
The Boeing proposal stated: "The key board committees shall have independent and committed directors, recommendation."
The distinction with the PG&E proposal is that enactment is initiated by a future opening on the key committees. This gives the board far greater latitude in implementing the proposal than in Boeing because all current directors are grandfathered on their current board committee seats.
Under the erroneous company reasoning the new standards for audit committee members are intrinsically flawed because they attempt to "impose qualifications on members of the 'key board committee' to which the Board as a whole is not subject."

3. The Company 80-Day Deadline for No Action Requests is Past

This is to note that the deadline has past for a company request to exclude this proposal. It is therefore requested that any further company information on its no action request be determined as untimely. If the company has further information, this information should held for the appeal process, if necessary. The company and outside firms hired by the company are guaranteed 40 days to respond to a mere 500-word proposal to improve the performance of the company. The individual shareholder is given the opportunity to respond to the company request but is not likewise guaranteed 40 days to respond. The individual shareholder is not even guaranteed 20 days to respond. It is therefore respectfully requested that if the company finds that its request is still wanting -- after the 40-days guaranteed for professional preparation -- that any further information from the company should be held and not reviewed unless the appeal process is initiated.

4. Conclusion

For the foregoing reasons this is to respectfully request that the Commission not sign on to the company criticism of this shareholder proposal to protect shareholder investment in the company.

Sincerely,
John Chevedden
On behalf of Mr. and Mrs. Ray T. Chevedden PG&E Corporation shareholders
JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX 310/371-7872

November 7, 2000

Item 3 super*

APPOINT INDEPENDENT DIRECTORS TO ALL KEY BOARD COMMITTEES

This shareholder proposals is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, on behalf of Ray T. Chevedden and Veronica G. Chevedden, shareholders since 1991.

APPOINT INDEPENDENT DIRECTORS TO ALL KEY BOARD COMMITTEES

Adopt Proposal topic that won 45% approval at the 2000 shareholder meeting

PG&E shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight. Key board committees include:
*3 . Audit
. Nomination &
. Compensation Committees
These important oversight-committees require heightened independence -- free of Directors with significant financial and management links to PG&E. A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO, within the past 10 years, is his or her directorship.
This proposal topic won an impressive 45% of the yes and no votes cast at the April 2000 shareholder meeting. This 45% approval was an impressive 70% increase from the vote at the 1999 annual meeting.
The following Directors profited directly or indirectly from their financial and management links to PG&E (Source -- 1998 PG&E proxy):

```
1) Dr. David Lawrence  CEO of Kaiser Health Plan
```

. Kaiser collected $23 million from PG&E.

```
2) David Coulter  CEO of BankAmerica Corp. until Oct. 1998
```

. Bank of America collected $2.5 million from PG&E.

```
3) Lee Cox  Vice Chairman of AirTouch until 1997
```

. AirTouch collected $1.5 Million from PG&E.
4) Richard Clarke
. Former PG&E CEO -- tends to protect entrenched policies.
These directors continue at PG&E according to the 2000 proxy. Business relationships such as the above would not enable a director to be considered independent.
After the above $27 million in director links with the company were highlighted in a shareholder resolution, PG&E took the regressive step of deleting this disclosure from the 1999 and 2000 proxy statements. Furthermore the independence of 7 out of 15 seats on key board committees are compromised by these links.
Deleting information that points to needed reform is a disturbing act. Disclosure omission leads shareholders to believe that the company tends to conceal problems rather than correct problems.
Dr. Lawrence, whose company collects the largest payment, sits on the Compensation Committee that

determines CEO pay. Three of the above directors form a majority of the Compensation Committee. In 1998 the Compensation Committee doubled CEO pay -- up 117% -- Source: www.paywatch.org. Meanwhile, PG&E substantially under-performed the S&P 500 and the Dow Jones Utilities Index. The graph on page 35 super* shows the PG&E under-performance. Additionally, no part of the 39% dividend cut of nearly 5 years ago has been restored.
A leading proxy analysis firm said it is fundamental that a board is independent and therefore capable of objective oversight of top management.

APPOINT INDEPENDENT DIRECTORS TO ALL KEY BOARD COMMITTEES VOTE YES ON 3 super*

* The Company is respectfully requested to insert the correct numbers in the proxy statement.

Item No. 3 super*

APPOINT INDEPENDENT DIRECTORS TO ALL KEY BOARD COMMITTEES

*4 This shareholder resolution is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, on behalf of Ray T. Chevedden and Veronica G. Chevedden, PG&E Corporation shareholders since 1991.

APPOINT INDEPENDENT DIRECTORS TO ALL KEY BOARD COMMITTEES

PG&E shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight. Key board committees include:
. Compensation
. Nomination &
. Audit Committees
These important oversight-committees require heightened independence, free of Directors with significant financial and management ties to PG&E. A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is his or her directorship.
This proposal topic won an impressive 45% of the votes cast for and against at the April 2000 shareholder meeting. This 45% approval was up 70% from the vote at the 1999 annual meeting according to data from the Investor Responsibility Research Center.
The following Directors profited directly or indirectly from their financial and management ties to PG&E (Source --1998 PG&E proxy):

```
1) Dr. David Lawrence  CEO of Kaiser Health Plan
```

. Kaiser collected $23 million from PG&E.

```
2) David Coulter  CEO of BankAmerica Corp. until Oct. 1998
```

. Bank of America collected $2.5 million from PG&E.

```
3) Lee Cox  Vice Chairman of AirTouch Communications until 1997
```

. AirTouch collected $1.5 Million from PG&E.
4) Richard Clarke
. Former PG&E CEO -- tends to protect entrenched policies.

These directors continue to serve according to the 2000 PG&E proxy. Business relationships such as the above would not enable a director to be considered independent.
Thus PG&E regularly pays more than $27 million annually to the employers and recent employers of PG&E Directors. When these director business relationships with the company were highlighted in a shareholder resolution, the company took the regressive step of deleting this disclosure from the 1999 proxy statement. The company was asked to reinstate this report of director financial link to the company in this proxy statement as a sign of its integrity.
Deleting information that points to needed changes is a disturbing act. It leads shareholders to believe that the company tends to conceal information on its problems rather than correct its problems.
Furthermore 7 out of 15 seats on key board committees are held by directors whose companies are PG&E customers. Three of the above directors make up the majority of the Compensation Committee.
*5 Dr. Lawrence, whose company collects the largest payments, sits on the Compensation Committee that determines CEO pay. In 1998 the Compensation Committee more than doubled CEO pay -- up 117% -- Source: www.paywatch.org. Dr. Lawrence's voice in determining CEO pay is a conflict of interest and divided loyalty.
While paying $27 million to the employers of PG&E directors, PG&E substantially under-performed the S&P 500 and the Dow Jones Utilities Index. The graph on page 35 super* shows the PG&E under-performance. Additionally, no part of the 39% dividend cut of nearly 5 years ago has been restored.
Under PG&E's watered-down definition of independence, a compensation committee made up of a majority whose employers annually collect $27 million from PG&E, could "ensure independent oversight of management."
Institutional Shareholder services, a leading proxy analysis firm, said it is fundamental that a board is independent and therefore capable of objective oversight of top management.

APPOINT INDEPENDENT DIRECTORS TO ALL KEY BOARD COMMITTEES VOTE YES ON ITEM NO.
3 super*

* The Company is respectfully requested to insert the correct numbers in the proxy statement.

ENCLOSURE

October 22, 2000

MR. ROBERT D. GLYNN, JR.
CHAIRMAN OF THE BOARD
PG&E CORPORATION
77 BEALE STREET
SAN FRANCISCO, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,
This proposal for Independent Directors on Key Committees is submitted for vote by the shareholders at the next and/or 2001 PG&E Corporation shareholder meeting.
This proposal topic won an impressive 45% of the votes cast for and against at the April 2000 shareholder meeting. According to data from the Investor Responsibility Research Center this 45% approval was up 70% from the percentage approval at the 1999 annual meeting.
This proposal is submitted for inclusion in the PG&E Corporation proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. It is submitted on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust stock,

recorded in the PG&E Corporation list of shareholders, continuously for more than one year. The required stock will continue to be held through the applicable shareholder meeting.
The exact text, title, format, bold & italicized font, spacing and punctuation are an integral part of the proposal. This is believed to be consistent with the Securities and Exchange Commission standards of editing and the formatting of the PG&E Corporation proxy statement.
This is our legal proxy for Mr. John Chevedden to represent us and this proposal before, during and after the shareholder meeting. Please direct all future communication to Mr. John Chevedden.
Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
This is to respectfully request that the company enact the proposal topic for Independent Directors on Key Committees that won an impressive 45% majority of the votes cast for and against at the April 2000 shareholder meeting. Of particular importance is the timelines and objectivity the board gives to a strong vote of its owners.
*6 This proposal is believed to be in the best interest of PG&E Corporation and its shareholders. A commitment from PG&E Corporation to enact this proposal would allow the proposal to be withdrawn.

Sincerely,
Ray T. Chevedden
Veronica G. Chevedden
Ray T. Chevedden and Veronica G. Chevedden Family Trust Shareholder

ENCLOSURE

December 15, 2000

SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, NW
WASHINGTON, D.C. 20549
Re: Shareholder Proposals of Ray T. Chevedden and Veronica G. Chevedden, Trustees of the Ray T. Chevedden and Veronica G. Chevedden Revocable Trust

Ladies and Gentlemen:
PG&E Corporation (the "Corporation") has received a shareholder proposal from Ray T. Chevedden and Veronica G. Chevedden, trustees of the Ray T. Chevedden and Veronica G. Chevedden Revocable Trust, who have designated Mr. John Chevedden to act as their representative (collectively, the "Cheveddens"). The proposal was submitted for consideration at the Corporation's 2001 annual meeting of shareholders, which is scheduled to be held on April 18, 2001. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2001 annual meeting.
Pursuant to SEC Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are:
1) the original and five copies of this letter, which includes an explanation of why the Corporation believes it may exclude the Proposal; and
2) six copies of the following correspondence between the Cheveddens and the Corporation:
. the Cheveddens' correspondence, dated October 24, 2000, submitting the initial Proposal;
. the Corporation's letter, dated October 27, 2000, informing Mr. John Chevedden that the initial Proposal exceeded the SEC's 500-word limit; and

. Mr. John Chevedden's November 7, 2000 resubmission of the Proposal as amended to comply with the SEC's 500-word limit.
The Corporation's comments reference Cheveddens' November 7, 2000 submission.
A copy of this letter also is being sent to the Cheveddens to notify them that the Corporation intends to omit the Proposal from the Corporation's proxy statement for its 2001 annual meeting.

I. BACKGROUND

The Proposal seeks to impose certain criteria upon directors on key board committees, and states the following, in part:
PG&E shareholders recommend a bylaw that Independent Directors are appointed for all future openings on Key Board Committees to enhance management oversight. Key Board Committees include:
. Audit
. Nomination &
. Compensation Committees
The Corporation's Board of Directors has both an Audit Committee and a Nominating and Compensation Committee.

II. REASONS FOR OMISSION

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The election of directors of a California corporation is the province of the shareholders. The Corporation (in the form of its Board) lacks the authority to implement the Proposal, and the Corporation may exclude the Proposal pursuant to Rule 14a-8(i)(6).
*7 The Corporation is incorporated in the state of California, and subject to the California General Corporation Law (the "CGCL"). The CGCL allows a corporation's board of directors to delegate its power and authority with regard to certain business matters to committees composed of two or more directors. CGCL Section 311. Members of such committees, including the "key committees" enumerated in the Proposal (Audit and Nominating and Compensation) must be members of the Board. Id.
Under the CGCL and the Corporation's bylaws, directors of the corporation are elected by the shareholders at their annual meeting (except in certain cases where vacancies arise). Thus, it is not within the power of the Corporation or its Board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting.
The SEC staff previously supported registrants' omission of proposals that tried to impose specific qualification criteria upon individual directors, based on the staff's opinion that it was beyond the board's power to ensure the election of individuals as director who meet the criteria specified in the respective proposal. See SEC No-Action Letter, Boeing Corporation (available March 6, 2000) (proposal that certain board committees be comprised solely of directors that met enumerated criteria); SEC No-Action Letter, Ameritech Corp. (available Dec. 29, 1994) (proposal to establish a new board committee and select a chair who possessed three particular attributes). Exclusion of proposals requiring board committee members to possess certain characteristics is also consistent with a long-standing Staff interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person. See SEC No-Action Letter, US. West, Inc. (available Dec. 22, 1993); SEC No-Action Letter, American Telephone & Telegraph Co. (available Dec. 13, 1985).
The Corporation believes the Proposal also may be excluded. The proponent desires to impose qualifications on members of the "key board committees" to which the Board as a whole is not subject. If the Proposal was approved, each director who failed to meet the Proponent's standards would be prohibited from serving on the Audit Committee and the Nominating and Compensation

Committee, even though that director may be perfectly qualified to serve generally on the Board. Thus, the Corporation may be faced with a situation in which it has a fully-staffed Board but has no "qualified" directors, according to the Proposal, to serve on the Audit and Nominating and Compensation committees. Notably, the Staff previously permitted Boeing Corporation to rely upon Rule 14a-8(i)(6) and omit a proposal that was substantively identical to the Proposal at issue here. See SEC No-Action Letter, Boeing Corporation (available March 6, 2000). Unlike the Corporation, Boeing Corporation is a Delaware corporation, but both Delaware and California law require that Board committees be composed of directors, and that the shareholders elect directors at the annual meeting. The reasoning behind the Boeing No-Action Letter applies equally to the Proposal.
*8 Because the Corporation lacks the power to ensure that the Board would contain enough directors to appropriately fill those key committees for which the Proposal seeks to impose additional qualifications, the Corporation may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

III. CONCLUSION

On the basis of the foregoing, it is the Corporation's position, and my legal opinion, that the Proposal may be omitted from the Corporation's proxy materials for the 2001 annual meeting pursuant to Rule 14a-8(i)(1). PG&E Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its 2001 annual meeting.
The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 8, 2001, and wishes to release a draft of the proxy materials to its printer by February 8, 2001. Accordingly, we would appreciate the Commission's response as promptly as possible.
If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 817-8201, or Frances Chang at (415) 817-8207.
Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.
Thank you for your attention to this matter.

Very truly yours,
Gary P. Encinas
Chief Counsel, Corporate

ENCLOSURE

October 27, 2000

MR. JOHN CHEVEDDEN
2215 NELSON AVENUE, NO. 205
REDONDO BEACH, CA 90278-2453

Dear Mr. Chevedden:
This will acknowledge receipt of the shareholder resolution signed October 22, 2000, which you submitted by facsimile transmission on October 24, 2000, on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust for consideration at the 2001 annual meeting of PG&E Corporation (the "Corporation").
The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals and submissions in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review of the submission,

we believe that the submission exceeds this 500-word limit.
I have been informed by our Law Department that the Corporation must notify a shareholder if the shareholder's submission exceeds the 500-word limit, and must provide the shareholder with an opportunity to adequately correct this problem. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter. For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If we do not receive an appropriate response within the 14-day limit, the Corporation intends to omit your submission from the Corporation's 2001 proxy statement.
***9** Please note that, because your submission exceeds the 500-word limit, we have not determined whether your submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct this problem within the 14-day time frame, pursuant to the requirements in answers to Rule 14a-8, Questions 4 and 6, the Corporation reserves the right to omit your submission if a valid basis for such action exists under the SEC proxy rules.

Sincerely,
Leslie H. Everett
Vice President and Corporate Secretary

ENCLOSURE

November 7, 2000

LESLIE H. EVERETT
CORPORATE SECRETARY
CHAIRMAN OF THE BOARD
PG&E CORPORATION
77 BEALE STREET
SAN FRANCISCO, CA 94105

Dear Ms. Everett and Directors of PG&E Corporation,
The word-count adjustment requested by the company October 27, 2000 letter is enclosed. This was the complete request in the October 27, 2000 letter.
This proposal is believed to be in the best interest of PG&E Corporation and its shareholders. A commitment from the company to enact this resolution would allow the resolution to be withdrawn.

Sincerely,
John Chevedden
On behalf of Ray T. Chevedden and Veronica G. Chevedden Family Trust Shareholder

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 22, 2001

Publicly Available January 22, 2001

Re: PG&E Corporation
Incoming letter dated December 15, 2000
The proposal recommends a bylaw that directors appointed for all future openings on key board

committees meet certain criteria.
There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8 (i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Michael D.V. Coco
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
***10** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 65660 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 The **Boeing** Company
Publicly Available March 6, 2000

LETTER TO SEC

January 22, 2000

OFFICE OF CHIEF COUNSEL
MAIL STOP 3-11
DIVISION OF CORPORATE FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549
Boeing Company (BA)
Rebuttal of No Action Request on Traditional Resolution Topic

Ladies and Gentlemen:
This responds to The Boeing Company no action request on a traditional resolution topic of director independence on key board committees. A number of professional organizations representing business, law and institutional shareholders have published best practices for corporate governance which include enhanced standards of independence for key board committees. These professional organizations have published recommendations on improving practices and procedures in corporate governance that provide a basis for increasing a board's ability and motivation to monitor management performance. The best practices documents describe in detail how to position a board to be active both in incentivizing and monitoring management to focus on returns to shareholders.
This resolution is presented to more effectively incentivize and monitor management to focus on shareholder returns.
The company fails to cite the important differences between the 1999 proposal and the 2000 proposal. The 2000 proposal was written to meet the company's key objections to the 1999 proposal.

1. Rule 14a-8(i)(3) Correct and Accurate Supporting Statements

The resolution contains the standard of the Council of Institutional Investors for director independence. The company claims it is completely baffled by the Council of Institutional Investors definition of independence: "A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is his or her directorship."
The company is attacking the definition of Council of Institutional Investors, an independent party that develops and encourages improved practice of corporate governance. The company is free to consult with the Council of Institutional Investors if it needs help in understanding this definition. The company has not provided any independent information that this definition is widely considered unworkable.
The company claims it is impossible to act on a precatory resolution without knowing "exactly" the action required. Based on the company reasoning it could be argued that the previous New York Stock Exchange rules are so vague and the company was for decades "unable to determine with reasonable certainty exactly what action or measures would be required." A key component of the previous NYSE definition depended on the inexact and subjective terms:

. "opinion"
. "infer"
With the burden of proof on the company it does not explain how it was able to presumably comply with these inexact and subjective rules, yet unable to comply with a precatory resolution that it claims does not explain "exactly" the action to take.
*2 The company reasoning can be reduced to a statement that it simply will not apply its directorial skills to implement a shareholder resolution. Thus by declaring that it will not apply these skills, it shall be granted relief to so much as publish a precatory resolution that does not bind the company.
Under the company criteria it may be impossible for the company to know exactly how to implement the new NYSE rules that depends on:
. A relationship that "does not interfere with the director's exercise of independent judgment."
How can Boeing's board determine "exactly" what "does not interfere with the director's exercise of independent judgment."
The company erroneously argues that shareholders do not have an interest in companies striving for a standard of excellence beyond the bare minimum required by the New York Stock Exchange.
With Boeing's financial woes, declining stock price and declining airline market share, it is tragically amazing that the company goes on record as the proponent of the bare minimum standard at the highest level of the company.
The company acknowledges that there are different definitions of independence held by different organizations that change over time. Somehow the company erroneously says this leads to the conclusion that the resolution cannot possibly have a valid definition of independence. The proponent's definition is the same as the Council of Institutional Investors' definition.
The company claims that news reports on company performance are "tangentially related" to the resolution but does not give one example.
There are significant unresolved differences with the company cited determinations and this shareholder resolution.
The cited NYNEX Corp. determination (January 12, 1990) related to the company's not "interfering" with the "government policy" of any foreign government.
The California Water Service Group determination (February 8, 1999) concerned the company's creation of preemptive rights of an unspecified nature.
The Corning Inc. determination (February 18, 1997) concerned an unborn children's personhood/equal rights.
The company apparently agrees that certain directors "own beneficially fewer than 1200 shares of stock."
The company fails to highlight that Mr. Platt's low stock ownership apparently has not increased in the 9 months since the annual meeting.
The company is entitled to include in its response statement any additional information that it feels is relevant, yet the same time does not impact the correctness of the resolution supporting statements.

Company Exaggeration

From Point-A the company creates Exaggeration-B. Then it says Point-A equals Exaggeration-B. For example it says "conflict of interest and divided loyalty" is the same as the directors "are no longer bound by his or her fiduciary duties." It is clear the directors are still bound by their "fiduciary duties."
*3 The issue is whether "conflict of interest and divided loyalty" will encourage or tempt directors to violate their "fiduciary duties." Citing the directors' fiduciary duty does not guarantee that directors will uphold that fiduciary duty.
The company erroneously says, that when the resolution highlights a risk of director conflict of interest, it is stating there is "an automatic conflict of interest."
The company does not announce any benefits or plans to have a pension fund representative on the board itself, let alone on a key committee. It would increase company credibility if it stated here that

there were benefits to having a pension fund representative on the board. This resolution would not prevent a pension fund representative from serving on the board.
With the burden of proof squarely on the company the company implicitly acknowledges its weak argument with a limp summarization:
. "We believe ..." [it]
. "...would be permissible ..."

Non-Quotes

The company erroneously claims that non-quotes are quotes. The company compounds its error by insisting that non-quotes be held to the same standard as quotes.
The company claims that resolution cites to poor company performance are totally unrelated to its corporate governance. In other words the company reasons that improved corporate governance will not benefit company performance.
The company does not cite any specific errors in the supporting statements that are not quotes. The company inscrutably argues that citing industry, news and business reports be severely restricted so that shareholder resolutions will be more "logical" and "thoughtful."

2. Rule 14a-8(i)(6) Consistent with State law Burden of Proof is on the Company

Rule 14a-8(g) states:
"Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
"Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."
Also quoting Rule 14a-8:
"Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise."
The company fails to note that by nominating directors, it virtually guarantees their election. With the burden of proof on the company, it does not cite any director since 1916 that won election without the company's nomination.
The company apparently seeks the liberty to have a "fully-staffed board with:
1) Each member owning less than 1200 shares of stock.
*4 2) Each member with more than 20 years on the board.
3) Each member affiliated with a company that is a major supplier to Boeing.
4) Each member siting on other boards that other Boeing directors sit on.
With the burden of proof on the company the company idly speculates, but does not specify, how it could fail to fill the key committees with qualified board members.
The company does not address that:
1) It can encourage directors to maintain significant stock holdings.
2) Directors may voluntarily retire well before they reach 20 years on the board.
3) The company can attract qualified directors that are not affiliated with major Boeing suppliers.
4) The company can attract qualified directors that are not cross-directors or interlocking directors.
There are significant unresolved differences with the company cited determinations and this shareholder resolution.
The Ameritech Corp. determination (December 29, 1994) concerned establishing a "pension investment committee" of the board of directors.
The American Telephone & Telegraph Co. determination (December 13, 1985) concerned a retired

employee as a company director.

Conclusion

The bottom line of the no action request is that management wants to exclude a serious resolution that challenges management to adopt a higher standard of corporate governance.
For the above reasons it is respectfully requested that the Commission not concur with any of the company arguments and that the shareholders have the opportunity to vote on this significant resolution to enhance corporate governance and shareholder value at The Boeing Company
It is respectfully requested that the Commission forward its determination to the undersigned at the same time as the company is notified.

Sincerely,
Bill Klein
Boeing Shareholder

PROPOSAL 5 super*

INDEPENDENT DIRECTORS

Bill Klein, 1169 E. 36th Street, Long Beach, CA 90807; owner of 300 Boeing shares, submitted this recommendation for action at The Boeing Company shareholder meeting:
RESOLVED:

INDEPENDENT DIRECTORS

The key board committees shall have independent and committed directors, recommendation. The key board committees are:
. Audit
. Nominating
. Compensation
SUPPORTING STATEMENT:
This standard for director independence and commitment to Boeing is:
A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is his or her directorship. This definition is a core policy in the Council of Institutional Investors Shareholder Bill of Rights.
This resolution is particularly important for Boeing due to the signs of lack of independence and commitment by Boeing directors:
1) Directors that own beneficially less than 1200 shares of stock:

```
Mr. Perry    1000 shares (Per 1999 Boeing proxy )
Mr. Platt    1000 shares
Ms. Ridgway  1160 shares (Has had 7 years to buy stock)
```

*5 . AT&T CEO Michael Armstrong requires directors to invest in AT&T's performance. . Directors required to raise their stock holdings to 8,000 shares each.

USA Today Dec. 19, 1997

2) Director with more than 20 years service on the board:

Mr. Pigott 28-year director veteran

. "To allow fresh ideas" the National Association of Corporate Directors guidelines said: Consider limits on length of director service to 10-15 years.
3) Directors affiliated with any company that does significant business with Boeing. Mr. Perry is a Director of United Technologies, one of Boeing largest suppliers.
. It is a clear conflict of interest and divided loyalty when a director could use his position on the Boeing Board to generate business for another company.
4) Interlocking cross-directors:

Interlocking Directors	Company
Messrs. Condit, Frey & Platt	Hewlett-Packard
Mr. McDonnell & Mr. Biggs	Ralston Purina

. Corporate governance experts say cross-directors tend to look out for each others' interest, rather than those of shareholders.

Business Week March 9, 1998

These are issues that deserve greater proactive and objective attention from independent directors with a strong commitment to the company:
Arch-rival Airbus Industrie has led in new aircraft orders this year, with 358 to Boeing's 166 as of Sept. 30, including some from longtime Boeing loyalists.

Associated Press Nov. 4, 1999

Boeing was forced by the FAA to temporarily halt delivery of 34 airliners for several days because a cockpit part to protect electronics from condensation could burn too easily.

Associated Press Nov. 4, 1999

Recurring electrical problems with Boeing 777 jetliners are prompting the Federal Aviation Administration to impose tougher maintenance rules and selective operating restrictions on the aircraft, the Wall Street Journal said.

Reuters Oct. 28, 1999

The Boeing Co. plans to cut production of 757 and 767 passenger jets because of weakened demand. Boeing received only three 757 orders to date in 1999. In 1997 and 1998, Boeing was beset with production line snarls, delayed deliveries and the Asian financial crisis.

Associated Press Nov. 10, 1999

*6 Boeing said it will only sell planes at a profit, but analysts warned that it might not sell many planes at all if Airbus keeps winning deals from key carriers like British Airways.

Reuters Nov. 5, 1999

To ensure proactive oversight from Boeing directors, vote for:

INDEPENDENT DIRECTORS

YES ON 5 [FNa1]

FNa1. The Company is respectfully requested to insert the correct item numbers for the 2000 proxy statement.

End of Footnote(s).

Subject Name (Co.): NYNEX Corp.
Public Availability Date: 01/12/1990
Act-Section-Rule Index:
1934 Act Sec. 14(a) Rule 14a-8 Other Issues
Abstract:
A shareholder proposal, which relates to this company's not "interfering" with the "government policy" of any foreign government by which the company has been "invited" to set up facilities, may be omitted from the company's proxy material under rule 14a-8(c)(3). The staff notes that the proposal, if implemented, would require the company to make highly subjective determinations concerning what constitutes "interference" and "government policies" as well as when the proscriptions of the proposal would apply. The staff is of the view that the proposal is so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the company would take under the proposal.
Subject Name (Co.): California Water Service Group
Public Availability Date: 02/08/1999
Act-Section-Rule Index:
1934 Act Sec. 14(a) Rule 14a-8 Other Issues
Abstract:
A shareholder proposal, which relates to this company's creation of preemptive rights of an unspecified nature, may be omitted from the company's proxy material under rule 14a-8(i)(3).
Subject Name (Co.): Corning Inc.
Public Availability Date: 02/18/1997
Act-Section-Rule Index:
1934 Act Sec. 14(a) Rule 14a-8 Other Issues
Abstract:
A shareholder proposal, which requests that this company disclose its contributions to organizations and political parties that support/advocate violation of unborn children's personhood/equal rights, may be omitted from the company's proxy material under rule 14a-8(c)(3) because it is vague and indefinite.
Subject Name (Co.): Ameritech Corp.
Public Availability Date: 12/29/1994

ENCLOSURE

December 22, 1999

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
JUDICIARY PLAZA
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Shareholder Proposal Submitted by Bill Klein for Inclusion in
The Boeing Company 2000 Proxy Statement

Dear Sir or Madam:
We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 22, 1999, Boeing received a proposed shareholder resolution (the "2000 Proposal") from Mr. Bill Klein (the "Proponent") for inclusion in the proxy statement (the "2000 Proxy Statement") to be distributed to The Company's shareholders in connection with its 2000 Annual Meeting.
*7 We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to omit the 2000 Proposal from the 2000 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.
In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned, on behalf of Boeing, hereby files six copies of this letter and the Proposal, which (together with its supporting statement) is marked as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.
The 2000 Proposal is similar to a proposal submitted by the same proponent for inclusion in the Company's 1999 proxy materials (the "1999 Proposal"). The 1999 Proposal is attached as Exhibit B. The proposals relate to a new set of eligibility requirements for directors to serve on certain board committees. In 1999 Boeing excluded the 1999 Proposal from its proxy materials after the Staff concurred that Boeing had grounds to omit the 1999 Proposal under Rule 14a- 8(i)(6) as beyond the power of the board of directors to implement. The Staff's no-action letter to Boeing regarding the 1999 Proposal is attached as Exhibit C. In response to an appeal by the Proponent from the Staff's 1999 no-action letter, the Commission determined not to review the no-action position. Boeing Co. (Aug. 18, 1999) (attached as Exhibit D). The main differences from the 1999 Proposal are that the 2000 Proposal changes the standard for qualification and casts the resolution in precatory terms. Despite these changes, the same grounds for exclusion exist.
The 2000 Proposal states:
"RESOLVED:
The key board committees shall have independent directors and committed directors, recommendation [sic]. The key board committees are:
Audit
Nominating
Compensation."
The first section of the Proponent's supporting statement [FN1] defines the standard for director independence and commitment to Boeing as follows: "A director is deemed independent if his or her only non-trivial professional, financial or familial connection to the company or its CEO within the past 10 years is his or her directorship."

FN1. Although not part of the resolution, the first portion of the supporting statement is essential to an understanding of the Proposal.

End of Footnote(s).

We have advised Boeing that we believe it properly may exclude the 2000 Proposal from its 2000 Proxy Statement pursuant to (i) Rule 14a-8(i)(3) on the grounds that it is so vague and indefinite as to constitute a false and misleading statement under Rule 14a-9, and (ii) Rule 14a-8(i)(6) on the grounds that Boeing lacks the authority to implement the Proposal. The reasons for our conclusions in this regard are more specifically described below.

1. Rule 14a-8(i)(3)

*8 Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the

Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. See Nynex Corp. (Jan. 12, 1990); California Water Service Group (Feb. 8, 1999).

The Proponent's supporting statement begins by defining the purported standard for "director independence and commitment." Although not part of the resolution, a clear understanding of this standard is necessary in order to give meaning to the resolution. Unfortunately, the standard of any "non-trivial professional, financial or familial connection to the company or its CEO" is so vague that Boeing would have no way of knowing when this requirement was triggered if the 2000 Proposal were to be adopted. The Staff has long recognized that a proposal may be excluded under Rule 14a-8 (i)(3) if the proposal is so inherently vague and indefinite that "neither the shareholders voting on the proposal, nor the Company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." Philadelphia Electric Co. (July 30, 1992); Corning Inc. (Feb. 18, 1997).

The Proponent uses terms that already have established meanings in the area of corporate governance, but gives them his own meaning. This practice is seriously misleading to any reader of the 2000 Proposal. The New York Stock Exchange ("NYSE") is in transition from old to new rules regarding qualifications for members of audit committees. The old rules, which continue during a transition period for certain audit committee members, require domestic listed companies to establish and maintain

[A]n Audit Committee comprised solely of directors independent of management and free from any relationship that, in the opinion of its Board of Directors, would interfere with the exercise of independent judgment as a committee member. Directors who are affiliates of the company or officers or employees of the company or its subsidiaries would not be qualified for Audit Committee membership.

The new NYSE rules require a domestic listed company to maintain an audit committee that shall consist of at least three directors, all of whom have no relationship to the company that may interfere with the exercise of their independence from management and the company.

The new NYSE rules place four additional restrictions on audit committee members for purposes of determining independence: (1) employees of the company or its affiliates may not serve on the audit committee until three years following the termination of employment; the rule defines the term "affiliate"; (2) directors who serve as executive officers, partners or controlling shareholders of entities which have a business relationship with the company, or who have a direct business relationship with the company, may serve on the audit committee only if the board determines in its business judgment that the relationship does not interfere with the director's exercise of independent judgment; the rule defines the term "business relationship"; (3) directors who are executives of another company with cross compensation committee links may not serve on the audit committee; and (4) directors who are immediate family members of an executive officer of the company may not serve on the audit committee; the rule defines the term "immediate family." See SEC Release No. 34-42233 (Dec. 14, 1999).

*9 All of the Company's standing Board committees are comprised solely of "independent directors" as that term is defined in the old NYSE rules, and will meet the new NYSE rules when applicable. The two Board members who are insiders, the Company's Chairman/Chief Executive Officer and its President/Chief Operating Officer, do not serve on any Board committees. Boeing has maintained a practice for many years of excluding inside directors from service on standing Board committees. The Proponent appears to be using the term "independent directors" to apply only to those members of the Board who do not have a "non-trivial professional, financial or familial connection to the company or its CEO." This definition of independence and commitment does not comport with the definition of that term as it is defined by the NYSE in its old or new rules and as the term is commonly understood in the securities industry. Because the term "independent director" is a central component of the Proposal, and the Proponent's use of that term is false and misleading, we believe that the Proposal is properly excludable pursuant to Rule 14a-8(i)(3).

The Proponent's supporting statement goes on to make a series of statements purporting to be "signs" of lack of independence and commitment by Boeing directors. Many of these statements are false or misleading. For example, the Proponent cites as a sign of lack of independence and commitment directors that own beneficially fewer than 1200 shares of stock. The Proponent fails to note that Dr. Perry and Ambassador Ridgway hold 2480 and 8707 deferred stock units, respectively, as disclosed in the same 1999 Boeing proxy statement table the Proponent references. These units represent compensation these directors have deferred into stock units whose value mirrors that of Boeing stock. These units represent the same investment for the director as directly owned Boeing stock. Because the Proponent fails to mention these deferred stock units, his reference to Dr. Perry's and Ambassador Ridgway's beneficial stock ownership is misleading. The Proponent also criticizes Mr. Platt for owning only 1000 shares, without noting that Mr. Platt was elected for the first time at the Company's 1999 Annual Meeting, at the same time that he notes that Ambassador Ridgway has had seven years to buy stock. The Proponent's failure to acknowledge that Mr. Platt had just been nominated to the Board, while pointing out Ambassador Ridgway's seven years on the Board, is intentionally misleading. Because of the misleading nature of the Proponent's references to director stock ownership, the entire numbered paragraph one of the supporting statement, including the reference to the newspaper article regarding AT&T's stock ownership guideline, is properly excludable pursuant to Rule 14a-8(i)(3).

The Proponent cites as another sign of lack of independence and commitment directors who are "affiliated" with any company that does "significant" business with Boeing. The Proponent asserts that "[i]t is a clear conflict of interest and divided loyalty when a director could use his position on the Boeing Board to generate business for another company." This assertion is misleading because (i) it does not define "affiliated" or "significant"; (ii) it erroneously infers that a director with such an affiliation is no longer bound by his or her fiduciary duties to Boeing; and (iii) it implies that there is no outside regulation of a director's action in such a circumstance.

***10** The statement assumes that affiliations with the Company's business partners constitute an automatic, irreconcilable conflict of interest. The Proponent attempts to persuade the reader of this view by inferring that such a Board member no longer has a fiduciary duty to Boeing and that such duty is not subject to regulation. Both of these inferences are false. All members of the Board are subject to a strict standard of fiduciary duty and loyalty to Boeing under Delaware law; a director's membership on another board (or any other "affiliation") does not alter or remove this duty.

Moreover, the proposal is inherently illogical, because it appears to eliminate from service on a key board committee any major shareholder who otherwise would be deemed independent, as that term is commonly understood in the area of corporate governance. For example, if a pension fund was a major shareholder and had a representative elected to the Board, that representative apparently would be precluded from serving on any of the key Board committees, since owning a major stake in the Company would surely be more than a "non- trivial" financial connection.

Because the Proponent's statements about potential conflicts of interest are so vague and misleading as to create unjustified doubts about the Board members' fiduciary obligations, this statement should be stricken from the 2000 Proposal if it is included in the 2000 Proxy Statement. We believe that such omission would be permissible under Rule 14a-8(i)(3).

The Proponent cites as another sign of lack of independence and commitment by Boeing directors "interlocking cross-directors." The Proponent uses the term "interlocking directors" to mean something quite different from its commonly understood meanings. He does not define the term, but only sets out examples of Boeing directors who serve together on other corporate boards. These directors do not constitute "compensation committee interlocks" as that term is defined in Item 402(j) of Regulation S-K or cross directors under the new NYSE rules. These directors also do not constitute

interlocking directors as defined for purposes of federal antitrust law. Because the references to "independent" and "interlocking" directors are so ill-defined and so contrary to established meanings, and because such references are so pervasive throughout the 2000 Proposal, we believe this statement should be stricken from the 2000 Proposal if it is included in the 2000 Proxy Statement. We believe that such omission would be permissible under Rule 14a-8(i)(3).
The Proponent also states that "corporate government experts say cross- directors tend to look out for each others' interests" (emphasis added), attributing the "quote" to Business Week so that it appears to the reasonable reader to be a direct quote. The article in fact says that "cross-directors can lead directors to look out for each others' interests" (emphasis added). See Exhibit E. The result is that the statement appears more like a factual statement than subjective speculation, and is thus misleading, and may be excluded.
11 The Proponent concludes his supporting statement with a series of five paraphrased newspaper "quotes," which appear to be completely unrelated to the resolution. These statements serve no purpose but to impugn the Company's reputation. Thus, they are all misleading and should be omitted under Rule 14a- 8(i)(3). See, e.g., RJR Nabisco Holdings Co. (Feb. 22, 1999).
Finally, we believe that the practice of inserting numerous tangentially related quotations from newspaper and magazine articles into shareholder proposals should be discouraged by the Staff. These quotations, often rife with inconsistencies, misquotes and misleading statements, add little substance to the proposals and often are unrelated to the proposals. The quotations also are often not quotations at all, but the proponent's summary or recharacterization of the article, which is further misleading. Proponents seem to believe they can fashion a cohesive supporting argument by stringing a number of such quotations together. If this practice is discouraged by the Staff, the result will be more logical, well-reasoned and thoughtful shareholder proposals, a benefit to both the companies and their shareholders.

2. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits a registrant to omit a proposal from its proxy materials if, upon passage, "the company would lack the power or authority to implement the proposal." The election of directors of a Delaware corporation is exclusively a province of the shareholders. Boeing (in the form of its Board) lacks the authority to implement the Proposal; it may, therefore, be excluded pursuant to Rule 14a-8(i)(6).
The Delaware General Corporation Law ("DGCL") to which Boeing is subject allows a corporation's board of directors to delegate its power and authority with regard to certain business matters to committees composed of one or more directors. Members of the "key committees" enumerated in the 2000 Proposal (Audit, Nominating, and Compensation) must be members of the Board.
Under the DGCL and the Company's bylaws, directors of the corporation are elected by the shareholders at their annual meeting. Thus, it is not within the power of Boeing or its Board to guarantee or enforce the election of any particular person or type of person as a director at the annual meeting. In Ameritech Corp. (Dec. 29, 1994) ("Ameritech"), the proposal requested that the corporation establish a new board committee and select a chair who possessed three particular attributes. In its decision not to pursue enforcement action for exclusion of the proposal, the Staff noted that because the board of directors could not guarantee election of an individual as director who met the specified criteria, it was not within the board's power to appoint a committee chairperson who met those criteria. Proposals requiring board committee members to possess certain characteristics are excludable under a longstanding Staff interpretation that it is beyond the corporation's power to ensure election of a particular person or type of person. See U.S. West, Inc. (Dec. 22, 1993); American Telephone & Telegraph Co. (Dec. 13, 1985).
12 Following the line of reasoning in Ameritech, we believe the 2000 Proposal also should be excluded. The Proponent desires to impose qualifications on members of the "key board committees" to which the Board as a whole is not subject. If the 2000 Proposal was approved, each director who

failed to meet the Proponent's standards would be prohibited from serving on the Audit Committee, the Nominating Committee, and the Compensation Committee, even though that director may be perfectly qualified to serve generally on the Board. Thus, Boeing may be faced with a situation in which it has a fully- staffed Board but has no "qualified" directors, according to the Proposal, to serve on the Audit, Nominating and Compensation committees.
Because Boeing lacks the power to ensure that the Board would contain enough directors to appropriately fill the three key committees for which the 2000 Proposal seeks to impose additional qualifications, it may properly exclude the 2000 Proposal pursuant to Rule 14a-8(i)(6).

* * * * *

For the foregoing reasons, we believe that the 2000 Proposal may be omitted from the 2000 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the 2000 Proposal is so excluded.
Boeing anticipates that its proxy materials will be ready for printing on or about March 3, 2000 and the definitive filing of proxy materials will take place on or about March 17. Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding this matter, or require any additional information, please call the undersigned at 206/583-8447.
Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed seventh original and returning it to me in the self-addressed envelope we have enclosed.

Very truly yours,
J. Sue Morgan

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 6, 2000

Publicly Available March 6, 2000

Re: The Boeing Company
Incoming letter dated December 22, 1999
The proposal recommends that directors on key board committees meet certain criteria.
There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8 (i)(6) as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria. Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a- 8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Boeing relies.

Sincerely,

Theresa Regan
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
*13 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2000 WL 283137 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **Ameritech** Corporation
Publicly Available December 29, 1994

LETTER TO SEC

November 8, 1994

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Ameritech Corporation
Commission File No. 1-8612
Rule 14a-8, Proposal of Security Holders

Ladies and Gentlemen:
Ameritech Corporation ("Ameritech") has received a letter dated September 20, 1994 (the "Letter") from James A. Kujaca (the "Proponent") enclosing a shareowner proposal and supporting statement (the "Proposal") that Proponent states he plans to present at Ameritech's annual meeting of shareowners in 1995. Copies of the Letter and the Proposal are attached.
Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, Ameritech hereby gives notice of its intention to omit the Proposal from its proxy statement and form of proxy (the "Proxy Material") for its 1995 annual meeting of shareowners.
The Proposal is that Ameritech establish a "Pension Investment Committee" of its Board of Directors and that such committee have as its chairman a Director who (1) is a qualified retired employee of Ameritech, (2) is a participant in Ameritech's pension plan and (3) is not a former officer of Ameritech.
It is my opinion as counsel to Ameritech that the Proposal may be omitted from the Proxy Material for Ameritech's 1995 annual meeting:
. Under Rule 14a-8(c)(6) because the Proposal deals with a matter beyond Ameritech's power to effectuate;
. Under Rule 14a-8(c)(1) because the Proposal is, under the laws of Delaware, not a proper subject for action by security holders;
. Under Rule 14a-8(c)(8) because the Proposal relates to an election to office; and
. Under Rule 14a-8(c)(10) because the Proposal has been rendered moot by Ameritech's establishment of a Committee of its Board that already performs the same duties and has the same responsibilities as the committee the Proposal seeks to establish.

Beyond Ameritech's Power to Effectuate

Rule 14a-8(c)(6) permits omission of a proposal that deals with a matter beyond the registrant's power to effectuate.
The fourth paragraph of the Proposal requires the proposed "Pension Investment Committee" to have as its chairman a Director who "shall be (1) a qualified retired employee of the Company; (2) a participant in the Company's pension plan; and (3) not be a former officer of the Company."
No current Director of Ameritech meets these requirements. Ameritech is a Delaware corporation.

Under the Delaware General Corporation Law, as well as Ameritech's By-Laws, Directors of the corporation are elected by the shareowners at their annual meeting. It is not within the power of Ameritech or its Board of Directors to guarantee or enforce the election of any particular person or type of person as a Director at the annual meeting of shareowners.
In US West, Inc. (December 22, 1993), the proposal was that a person who was a retired employee of one of US West's operating telephone companies and who never had been an officer or director of US West be elected to the Board of Directors of US West. In that case, the Staff found a basis for omitting the proposal from US West's proxy material under Rule 14a-8(c)(6) since it dealt with a matter beyond US West's power to effectuate (i.e., ensuring the election of one person with certain specified characteristics at an annual meeting). See also American Telephone & Telegraph Co. (December 13, 1985) and American Information Technologies Corporation (December 13, 1985), in which proposals to elect a worker-shareholder or retired employee to the Board of Directors were omitted pursuant to Rule 14a-8(c)(6).
**2* It is my opinion that, since the Proposal requires election of a specific type of person as a Director of Ameritech, the Proposal deals with a matter beyond Ameritech's power to effectuate and should therefore be omitted from Ameritech's proxy material pursuant to Rule 14a-8(c)(6).

Not a Proper Subject

Under Rule 14a-8(c)(1), a proposal by a security holder may be omitted if the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders. The note to the rule explains that whether a proposal is a proper subject depends on state law and that, under certain states' laws, a proposal that mandates certain actions by the registrant's board of directors may not be a proper subject for shareowner action, but a proposal recommending or requesting such action may be proper under such state law.
Ameritech is incorporated under the laws of Delaware. Section 141(a) of the Delaware General Corporation Law provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors...." Accordingly, absent specific authority in the statute for a certain action to be taken by shareowners, a shareowner proposal under Rule 14a-8 for a Delaware corporation must request or recommend that the board of directors take the action.
Aside from the use of the word "request" in the first paragraph of the Proposal, the remainder of the Proposal mandates a variety of other actions by the Board of Directors that are not proper subjects for action by security holders under Delaware law or Ameritech's Certificate of Incorporation.
Section 141(c) of the Delaware General Corporation Law provides that the Board of Directors may, by resolution, specify the number of Directors comprising a committee of the Board; yet the third paragraph of the Proposal purports to mandate that the "Pension Investment Committee" shall have five members (the chairman and four other Directors) and that a quorum shall consist of the chairman and two other committee members.
Section B.2. of Article EIGHTH of Ameritech's Certificate of Incorporation provides that Ameritech's Board of Directors may, by the vote of a majority of the entire Board, prescribe qualifications of candidates for the office of director of Ameritech. Nonetheless, as discussed above, the fourth paragraph of the Proposal purports to mandate, by stockholder action, three requirements for at least one member of the Ameritech Board of Directors.
In addition, the second and fifth paragraphs of the Proposal mandate certain actions that are clearly within the discretion and judgment of the board of directors, and/or management under the direction of the board, of a Delaware corporation. The second paragraph of the Proposal would require Ameritech to provide to participants in its pension plan "all relevant information about the pension fund's investment activities, strategies, results, investment managers, consultants, brokers and fees and expenses." It is submitted that this language, mandatory on its face, is so broad that neither the Board of Directors, the proposed "Pension Investment Committee" nor Ameritech management could

ever determine whether the mandate of the Proposal has been met. Furthermore, the second paragraph of the Proposal requires Ameritech to "make available" (it is not clear to whom) "at a designated Company location all company files relating to the investment of pension fund assets." Again, this purports to be a mandate to Ameritech from its shareowners that would give Ameritech's Board and management no discretion to withhold from public scrutiny files that are sensitive for competitive, proprietary or other reasons. The fifth paragraph of the Proposal purports to mandate, again by stockholder action, that Ameritech's chief investment officer and other employees "involved in the investment and management of pension and saving plans assets" shall report directly to the proposed "Pension Investment Committee" and that the chairman of that committee with the concurrence of the committee "shall have the right to hire or remove same." The Staff has consistently found that employee selection, hiring and firing decisions ar ordinary management functions and not proper subjects for action by security holders.

*3 Clearly these are not proper matters for action by security holders and it is my opinion that the Proposal should therefore be omitted from Ameritech's Proxy Material under Rule 14a-8(c)(1).

Relates to an Election to Office

Although the Proposal on its face relates to the establishment of a committee of the Board of Directors of Ameritech, the principal thrust of the Proposal is to obtain a seat on the Board of Directors for an Ameritech retiree who is not a former officer of Ameritech, as required by the fourth paragraph of the Proposal.

Rule 14a(c)(8) allows registrants to omit proposals of security holders which relate to an election to office. The Staff has confirmed the Commission's position that "the 'principal purpose of [subparagraph (c)(8)] is to make clear that, with respect to corporate elections, Rule 14a-8 is not the proper means for conducting campaigns ... since other proxy rules, including Rule 14a- 11, are applicable thereto.' Securities Exchange Act Release No. 12598 (July 7, 1976)." Thermo Electron (March 22, 1990); Amoco Corporation (February 14, 1990). If the Proponent wishes to seek election of himself or another Ameritech retiree who is not a former officer to the Board of Directors of Ameritech, he has several avenues open to him other than a shareowner proposal pursuant to Rule 14a-8. As set forth in Ameritech's proxy statement, the Board's Nominating Committee considers qualified candidates suggested by shareowners. Alternatively, the Proponent may solicit proxies to elect a specific candidate in compliance with Rule 14a-11.

I am aware that in some cases the Staff has taken the position that registrants may not exclude under Rule 14a-8(c)(8) proposals of security holders which merely seek to establish "qualifications" for candidates for election as directors. However, it is my opinion that this Proposal does not simply seek to set qualifications that would apply to all persons who are nominated for election as Directors of Ameritech; rather, it seeks representation by a particular group on the Board of Directors of Ameritech by requiring that at least one Director of Ameritech will always be a person who is a qualified retired employee of Ameritech, who is a participant in the Ameritech Pension Plan and who is not a former officer of Ameritech.

The Staff has consistently advised that proposals under Rule 14a-8 that require management's state of nominees to include persons from a specified group or groups relate to an election to office and are excludable under Rule 14a-8(c)(8). See, e.g., AT&T (January 11, 1991); Pacific Gas and Electric Company (December 12, 1989); Harper & Row Publishers, Inc. (May 9, 1985); Allied Corporation (January 5, 1984).

It is my opinion that the Proposal relates to an election to office and should be omitted under Rule 14a-8(c)(8).

The Proposal is Moot

As discussed above, paragraphs two through five of the Proposal deal with subjects that are not proper for action by shareowners under Delaware law. This leaves only the first gross income of the Proposal, which state that the responsibilities of the proposed Pension Investment Committee "shall be to (1) provide oversight for the investment and management of the assets of the Company's pension and saving plans, (2) establish investment policies and approve managers and trustees for the plans, (3) review performance of such managers and trustees, (4) make available relevant pension and saving plan information, and (5) to supervise Company employees involved in the pension and savings plan investment activities."

*4 Ameritech's Board of Directors has for a number of years had an active Finance Committee of the Board of Directors that provides oversight for the investment of pension and savings plan assets. Specifically, by resolutions most recently adopted by Ameritech's Board of Directors on April 20, 1994, the Finance Committee has the express duties "to review periodically the policies, plans and procedures of the Company with respect to the investment and management of the assets of the Company's pension, savings and other employee benefit plans" and "to consult with the officers and management employees of the company responsible for the investment and management of such assets and the appointment and removal of trustees and investment managers."

Despite the slight difference in language, it is apparent that the existing Finance Committee of Ameritech's Board of Directors already has exactly the same responsibility for oversight of Ameritech's pension and savings plans that is proposed for the "Pension Investment Committee" under the Proposal.

In addition to the Finance Committee of the Board of Directors, Ameritech's Board has established an Asset Management Committee comprised of officers and employees of the company and, since April 1994, the retired Chief Financial Officer of Illinois Bell Telephone Company, a subsidiary of Ameritech, who is an annuitant under the Ameritech pension plan. The Asset Management Committee is responsible for the management and administration of Ameritech's pension, savings and welfare benefit trusts, with emphasis on trust investments and operations, including the power to appoint and remove trustees and investment managers and the power to direct and approve individual investments. Ameritech, under the ultimate direction of the Finance Committee and the Board of Directors, also already provides detailed annual reports and other information to participants in its benefit plans that meet all requirements of applicable laws and regulations.

To the extent that the Proposal is not otherwise improper under Delaware law and the Commission's rules as discussed above, it is my opinion that the Proposal is moot and should be omitted from Ameritech's Proxy Material pursuant to Rule 14a-8(c)(10).

* *

On behalf of Ameritech, I request that you confirm that the Proposal may be omitted and that the Division will not recommended enforcement action to the Commission if Ameritech omits the Proposal from such proxy material.

Pursuant to Rule 14a-8(d), a copy of this letter is being mailed concurrently to the Proponent to advise him of Ameritech's intention to omit the Proposal from its Proxy Material for the 1995 Annual Meeting. Pursuant to such rule, five additional copies of this letter and the attachments also are enclosed.

Please acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed and stamped envelope.

Very truly yours,

*5 Bruce B. Howat
AMERITECH CORPORATION
30 South Wacker Drive
Chicago, IL 60606
Office 312/750-5445

ENCLOSURE

September 20, 1994

Mr. Bruce B. Howat,
Secretary of Ameritech
30 South Wacker Drive, 39th Floor
Chicago, Illinois 60606

Dear Bruce,
I am writing to you in your capacity as Secretary of the Company.
Enclosed is a shareowner proposal I intend to present the at the annual meeting in 1995 and would like it, and the accompanying supporting statement, to be included in the company's proxy material.
I own 673 shares of Ameritech common stock. You have my permission to verify this and the dates of ownership with the plan's administrators, and to change the total to reflect appropriate SEC proxy rules.
If you have any questions, please call (708-799-1648) or write.

Sincerely yours,
James A. Kujaca

ENCLOSURE

James A. Kujaca, 2704 Heather Road, Homewood, Illinois, 60430, who is the owner of 673 shares of Common Stock of the Corporation, has notified the Corporation that he intends to present the following proposal at the meeting:

STOCKHOLDER PROPOSAL

RESOLVED: Shareowners request that the Board amend By-Laws of the Corporation and take any other actions necessary to establish a "Pension Investment Committee" of the Board. This committee's responsibilities shall be to (1) provide oversight for the investment and management of the assets of the Company's pension and saving plans, (2) establish investment policies and approve managers and trustees for the plans, (3) review performance of such managers and trustees, (4) make available relevant pension and saving plan information, and (5) to supervise Company employees involved in the pension and savings plan investment activities.
RESOLVED FURTHER: That the committee shall make available to pension plan participants in the form of written annual reports all relevant information about the pension fund's investment activities, strategies, results, investment managers, consultants, brokers, and fees and expenses, and to make available at a designated Company location all company files relating to the investment of pension fund assets.
RESOLVED FURTHER: That the committee shall consist of a chairman and four Directors of the Company and a quorum shall consist of the chairman and two other committee members.
RESOLVED FURTHER: That the chairman, who also shall be a Director of the Company, shall be (1) a qualified retired employee of the Company; (2) a participant in the Company's pension plan; and (3) not be a former officer of the Company.
RESOLVED FURTHER: That the chief investment officer and other Company employees involved in the investment and management of pension and saving plans assets shall report directly to the committee, and the committee chairman with the concurrence of the committee shall have the right to hire or remove same.
RESOLVED FURTHER: That the Company shall provide the committee with the resources necessary to discharge its responsibilities.

SUPPORTING STATEMENT

*6 This proposal is intended to reduce the potential for any questionable use of pension resources by senior executives; focus responsibility and sharpen accountability; and make available relevant, readable information about pension fund and saving plans investment activities and results.
Please vote FOR this proposal.

ENCLOSURE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:
RE: Commission File No. 1-8612--Ameritech Corporation's attempt to block Mr. Kujaca's shareowner's proposal.
I received a copy of a letter to you from Ameritech in which Ameritech states its intent to omit my shareowner proposal from their 1995 proxy material and asks that your office confirm their decision (letter enclosed).
This proposal is important to the thousands of Ameritech retirees and other pension plan participants who are shareowners. Right now these individuals are stuck. They can't leave the Ameritech pension fund. They are locked in and dependent upon whatever is dictated to them by the company, and, to add insult to injury, they are kept in the dark about the performance and investment strategies of their pension fund and have no voice in its affairs.
Short of changing federal pension laws, the only way to effect meaningful change in the administration of the company's pension fund is through shareowner action. Although this is a legitimate area for shareowner discussion and proposals, it appears Ameritech's management is using procedural rules to block change. As Congressman John Dingell of Michigan allegedly said: "If you let me write procedure and I let you write substance, I'll screw you every time." He reportedly was referring to getting a bill through Congress, but he might as well have been talking about trying to get a shareowner proposal into a company's proxy material.
I believe the SEC has an obligation to promote shareowner democracy. The reasons Ameritech uses to deny inclusion are, in my opinion, without merit:
. Beyond Ameritech's Power to Effectuate. In my opinion, for Ameritech to say, as they did in their letter to you, that my proposal should be omitted because it requires the election of a specific type of person as a Director of Ameritech is, at best, disingenuous. Section B-2, "Qualification," of Ameritech's Certificate of Incorporation states quite clearly: "The Board of Directors may, by the vote of a majority of the entire Board, prescribe qualifications of candidates for the office of director of the Corporation, ..." (Emphasis added.) It is through the power to prescribe qualifications that Ameritech can, if it wanted to, effectuate the proposal.
. Not a Proper Subject. The arguments presented here by Ameritech epitomize Representative John Dingell's comment. A company incorporates in Delaware and then uses Delaware corporate law to defeat shareowner proposals. In their letter to you, Ameritech says Delaware law requires that shareowners can only "request" that the board of directors take certain action. Yet, when my proposal makes such a request, Ameritech dismisses that word and goes on to fabricate a straw man which they then use to try and prove why the proposal is "not a proper subject" for shareowner consideration.
*7 I hope that you will see through this strategy. Under this line of "reasoning" a company can assign any intent they want to a shareowner proposal and use their perception of intent to block the proposal.

In this section, Ameritech also raises several other phony issues. The simple fact is the Sixth Article of Ameritech's Certificate of Incorporation provides the board of directors with the authority to change the by-laws of the corporation. It is the by-laws that in turn address the issues of the type of committees, the number of members on a specific committee, the qualifications of committee members, and the duties of the committees. My proposal says quite clearly: "Shareowners request that the Board amend by- laws of the Corporation and take any other actions necessary to ..." (Emphasis added.)

. Relate to an Election to Office. Once again Ameritech tries to establish intent by fabricating another straw man. The proposal speaks for itself and relates to the establishment of a committee of the board of directors, not to the election to an office.

. Proposal is Moot. Ameritech is really stretching here because even a cursory reading of the duties of the proposed Pension Investment Committee and the duties of the established "Finance Committee" are markedly different. I won't go into details because you can easily compare the two to confirm the difference yourself.

I would, however, like to address of issue of the pension fund information. Ameritech raised the issue here and in an earlier point where they claimed that under my proposal Ameritech's board and management would have no discretion to withhold from public scrutiny files that are sensitive for competitive, proprietary or other reasons. Ameritech said in its letter to you that it "... already provides detailed annual reports and other information to participants in its benefit plans that meet all requirements of applicable laws and regulations." Ameritech, like other corporations, are required by law to make certain information available to plan participants. What Ameritech neglects to mention is this information is virtually meaningless and incomprehensible to the average pension plan participant. The form resembles a tax form and is filed with the IRS and the Department of Labor. It does not contain any of the relevant information about pension fund performance or investment strategies.

On the other hand, there are no restrictions as to what a company can voluntarily provide its plan participants. Yet, my requests to Ameritech for this information have consistently met a stone wall. They will provide only what is required by law, nothing more. However, it is within shareowners' rights to demand more.

As to my proposal limiting the company's ability to withhold from public scrutiny files that are sensitive for competitive, proprietary or other reasons? That argument simply is another straw man. None of the information relating to a company's pension fund investments, none of it, is proprietary or sensitive for competitive reasons.

***8** I request that you recommend enforcement action to the Commission. The SEC plays the key role in insuring shareowner democracy. Thousands of retirees and other plan participants deserve the chance to have a voice if they have they necessary number of shares to make it a reality. They are counting on you. I ask you to let the shareowners decide the issue.

I have sent a copy of this letter to Ameritech and five copies to you. Please acknowledge receipt of this letter by stamping "received" the extra enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

Sincerely yours,
James A. Kujaca

ENCLOSURE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of the Company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a Company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination by the staff not to recommend enforcement action to the Commission does not preclude a proponent, or any shareholder of a Company, from pursuing any rights he or she may have against the Company in court, should the management omit the proposal from the Company's proxy material.

SEC LETTER

1934 Act / -- / Rule 14A-8

December 29, 1994

Publicly Available December 29, 1994

Re: Ameritech Corporation (the "Company")
Incoming letter dated November 17, 1994

The proposal requests that the board amend the bylaws of the Company to establish a "Pension Investment Committee" of the board of directors in the manner specified in the proposal.

***9** There appears to be some basis for your view that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(6) as beyond the power of the board of directors to effectuate. In the staff's view, it does not appear to be within the power of the board of directors to ensure the election of an individual as director who meets the specified criteria. Hence, it does not appear to be within the power of the board of directors to ensure the appointment of a committee chairperson who meets the criteria specified in the bylaw amendment. Accordingly, this Division will not recommend enforcement action to the Commission if the proposal is excluded from the Company's proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Vincent W. Mathis
Attorney Advisor

Securities and Exchange Commission (S.E.C.)
1994 WL 718986 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 U.S. **WEST**, Inc.
Publicly Available December 22, 1993

LETTER TO SEC

November 12, 1993

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: US WEST, Inc. Commission File No. 1-8611;
1994 Annual Meeting Proposal of Security Holder,
Monte Shriver

Gentlemen:
Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, US WEST, Inc. ("US WEST") hereby gives notice of its intention to omit from its proxy statement and form of proxy (collectively the "Proxy Materials") for its 1994 Annual Meeting of Shareowners, a proposal (the "Proposal") submitted by one of its shareowners, Mr. Monte Shriver (the "Proponent") dated August 28, 1993. A copy of the Proposal and supporting statement are enclosed as Exhibit A.
US WEST plans to mail definitive proxy materials to shareholders on or about March 17, 1994. US WEST requests concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if US WEST omits the Proposal from its 1994 Proxy Materials. Because there is a long lead time between the mailing and printing of the Proxy Materials, owing to the large quantity to be printed (over 1.2 million), I would appreciate your response to this letter by February 4, 1994, and sooner, if at all possible.
The Proponent sets forth his Proposal and supporting statement as follows:
"Resolved: "That the shareholders of US WEST recommend that the Board of Directors take the necessary steps to ensure that at the 1995 annual meeting of shareholders, one of the Class I Director's [sic] seats which expire at the annual meeting of shareholders in 1995 will be filled by a retired employee of US WEST. To qualify for this director's seat on the US WEST Board of Directors, the retired employee must have been an active employee of either the Mountain States Telephone and Telegraph Company, Pacific Northwest Bell Telephone Company or Northwestern Bell Telephone Company at the date of the Divestiture of the Bell System. Further, said retired employee will never have been an officer or director of US WEST, Inc., any of its past or present subsidiaries including the three operating telephone companies listed above. Further, as director, the retired US WEST employee will have no lesser responsibilities and will receive the same compensation as the presently elected outside directors of US WEST, Inc."
"Reasons: Retired employees, as a class, are owners of a very large amount of US WEST stock. Furthermore, a significant number of currently active employees of US WEST, will ultimately become retirees of US WEST, Inc.
Election of a retired employee of US WEST, Inc. will insure that the best interests of all present and future retirees of US WEST will be adequately represented on the US WEST, Inc., Board of Directors."
"if [sic] you AGREE, please mark your proxy FOR this resolution."

*2 It is my opinion as counsel for US WEST that the Proposal may be omitted from the Proxy Materials for the reasons discussed below, which are included in Rule 14a-8(c)(8) as a basis upon which to exclude such a proposal.

A. Rule 14a-8(c)(8).

Rule 14a-8(c)(8) permits an issuer to omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election to office."
In a "no-action" letter issued by the Staff to Harper & Row Publishers, Inc. (the "Company"), available May 9, 1985, (a copy of which is attached hereto as Exhibit B), the Staff agreed that a proposal seeking to have a representative of a certain group of stockholders nominated for election to the Board of Directors relates to an election to office and may be omitted from the management's proxy materials pursuant to Rule 14a-8(c)(8). The Proponent requests that one of the Class I Directors' seats which expires at US WEST's 1994 Annual Meeting of shareowners be filled by a "retired employee of US WEST."
The Staff has on several occasions concurred with the exclusion of shareholder proposals relating to the election as directors of representatives of a particular group on the basis of Rule 14a-8(c)(8). See Allied Corporation (available January 5, 1984), a proposal requesting that a member of the Board of Directors be a non-management salaried employee of Allied Corporation. Similarly, in Braniff International Corp. (available February 5, 1982), a proposal requesting the selection of several nominees from certain specified employees groups for the board of directors; Pacific Gas & Electric Co. (available February 12, 1979), a proposal to appoint two representatives from among members of certain private "public interest" groups to the board of directors; and CNA Financial Corp. (available February 15, 1983), a proposal requiring that three non-management stockholders be appointed to the board; the Staff viewed such proposals as being excludable under Rule 14a-8(c)(8), as relating to an election to office.

Rule 14a-8(c)(4).

Rule 14a-8(c)(4) permits an issuer to omit a shareholder proposal from its proxy materials "[i]f it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."
The Proponent is a retired employee of US WEST and seeks to have a retired US WEST employee who has never been an officer or director of US WEST, Inc. elected to US WEST's Board of Directors. The Proponent is seeking direct Board representation for a particular group of which the Proponent is a member, a benefit which would not be shared with US WEST's shareholder's at large. Therefore, we believe that the Proposal may be excluded from US WEST's Proxy Materials.

Rule 14a-8(c)(6).

Rule 14a-8(c)(6) permits an issuer to omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter beyond the registrant's power to effectuate."
*3 Pursuant to US WEST's Bylaws, as well as the Colorado Corporation Code, directors of the corporation are elected at the annual meeting of the shareholders. It is not within the power of the Board of Directors to enforce the election of any specified person or type of person at such annual meeting of shareowners.
In American Information Technologies Corp. ("Ameritech"), available December 13, 1985, (a copy of which is attached as Exhibit C), a proposal seeking to have a worker-shareholder or retired employee of the Bell System elected as a Director [emphasis supplied], the Staff agreed that the proposal dealt with a matter beyond the registrant's power to effectuate and could properly be omitted from Ameritech's proxy materials under Rule 14a-8(c)(6). See also American Telephone & Telegraph Co.

(available December 13, 1985), a proposal requesting that at least one member of the Board of Directors be a worker- shareholder or retired employee of AT & T; and GTE Corporation (available January 10, 1984), a proposal requesting that a member of a specific group of individuals be elected Directors of GTE.

CONCLUSION

In view of the foregoing, it is my opinion that US WEST may omit Proponent's Proposal from its Proxy Materials. On behalf of US WEST, I request that you confirm that US WEST may omit the Proposal from its Proxy Materials and that the Staff will not recommend enforcement action to the Commission if US WEST omits the Proposal from such Proxy Materials.
As is required by Rule 14a-8(d), a copy of this letter is being sent to the Proponent to notify him of US WEST's intention to omit his Proposal from the Proxy Materials. Six additional copies of this letter (including enclosures) are submitted herewith. Please stamp one of the enclosed copies of this letter to indicate receipt and return it to me in the enclosed postage-paid, self- addressed envelope. Please do not hesitate to contact me should you have any questions concerning this matter.

Very truly yours,
Stephen E. Brilz
Senior Attorney and Assistant Secretary
US WEST INC.
7800 East Orchard Road
Suite 480
Englewood, Colorado 80111
303 793-6626

ENCLOSURE

August 28, 1993

Mr. Charles P. Russ, III
Executive Vice President
General Counsel and Secretary
US WEST
Suite 200
7800 East Orchard Road
Englewood, Colorado 80111
This presents a proposal that I request be included in next year's proxy statement. If this proposal is not presented in the proper format for inclusion in next year's proxy statement, please advise of the proper format so that this proposal will be included in next year's proxy statement. If any other reason exists for not including this proposal in the proxy statement, please advise me of the reasons so the appropriate changes may be made in the proposal to assure its inclusion in the proxy statement.
"Resolved: "That the shareholders of US WEST recommend that the Board of Directors take the necessary steps to ensure that at the 1995 annual meeting of shareholders, one of the Class I Director's seats which expire at the annual meeting of shareholders in 1995 will be filled by a retired employee of US WEST. To qualify for this director's seat on the US WEST Board of Directors, the retired employee must have been an active employee of either the Mountain States Telephone and Telegraph Company, Pacific Northwest Bell Telephone Company or Northwestern Bell Telephone Company at the date of the Divestiture of the Bell System. Further, said retired employee will never have been an officer or director of US WEST, Inc., any of its past or present subsidiaries including the three operating telephone companies listed above. Further, as director, the retired US WEST employee will

have no lesser responsibilities and will receive the same compensation as the presently elected outside directors of US WEST, Inc."
*4 "Reasons: Retired employees, as a class, are owners of a very large amount of US WEST stock. Furthermore, a significant number of currently active employees of US WEST, Inc. will ultimately become retirees of US WEST, Inc.
Election of a retired employee of US WEST, Inc. will insure that the best interests of all present and future retirees of US WEST will be adequately represented on the US WEST, Inc., Board of Directors."
"if you AGREE, please mark your proxy FOR this resolution."

Respectfully submitted,
Monte Shriver
5035 Moon Shadow Place
Las Cruces, New Mexico 88011

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 22, 1993

Publicly Available December 22, 1993

Re: US WEST, Inc. (the "Company")
Incoming letter dated November 12, 1993
The proposal recommends that the Company's board of directors ensure that one of the Class I director's seats will be filled at the 1995 annual meeting of shareholders by a retired employee of the Company who was never a director or an officer.
There appears to be some basis for your view that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(6) since it appears to "deal with a matter beyond the registrant's power to effectuate" (it does not appear to be within the power of the Company's board of directors to ensure the election of any specified class of person at an annual meeting). Under the circumstances, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

William H. Carter
Special Counsel

Securities and Exchange Commission (S.E.C.)
1993 WL 529975 (S.E.C. No - Action Letter)
END OF DOCUMENT

443 N.E.2d 945, 457 N.Y.S.2d 471
View National Reporter System version

Amy K. Quinn et al., Appellants-Respondents,
v.
Stuart Lakes Club, Inc., et al., Respondents-Appellants.
Court of Appeals of New York
Argued October 11, 1982;
decided November 11, 1982

SUMMARY

Cross appeals from an order of the Appellate Division of the Supreme Court in the First Judicial Department, entered May 19, 1981, which modified, on the law, the facts and in the exercise of discretion, a judgment of the Supreme Court, entered in New York County upon a decision of the court at a Trial Term (Amos E. Bowman, J.), declaring plaintiff Amy K. Quinn to have inherited the stock interest of the deceased in defendant club; invalidated the corporation's by-law restrictions on transferability of its stock and directed defendants to transfer the share of stock and record plaintiff's interest on the corporate records. The modification consisted of declaring that the purposes of the corporation have failed and that article 9 of the by-laws of the corporation was ineffective to require a surrender by the representative of a deceased member of the shares of stock held by such deceased member, and remanding the matter for entry of a judgment in conformity therewith, without prejudice to the right of any party claiming an interest in the corporation to bring a proceeding for dissolution of the corporation and distribution of its assets. Defendant Stuart Lakes Club, Inc., was incorporated under the laws of New York in 1928, under the then existing Stock Corporation Law. Its declared purposes are to purchase, lease or otherwise acquire land and water in New ***1004** York State, to foster, protect and propagate fish and game and to promote the interest of legitimate sport with rod and gun. The club owned 75 acres of land on which was located a house and two lakes. At the height of its membership the club had 40 to 45 members, but by 1969 the membership had been reduced to three, defendant Crawford, John Quinn and Charles Treacy. Quinn died in October, 1969 and Treacy died in 1971, leaving Crawford as the sole surviving member. Following the death of John Quinn, plaintiffs Amy Quinn and Josephine Rooney, as coexecutrices, were requested to surrender John Quinn's share of stock in the club, pursuant to a by-law of the club, amended in 1952, which restricted the club's membership to 12 persons and provided that upon the death of a club member his share of stock must be returned to the club for cancellation and if not returned must be marked void on the stock book of the club. Plaintiffs refused to surrender the stock and commenced this action for a declaratory judgment. Both Supreme Court and the Appellate Division concluded that the provision in the corporate by-laws restricting transferability of the stock was violative of public policy, but the Appellate Division further determined that with that provision eliminated and the membership rolls closed, it became impossible to fulfill the corporate purposes, and therefore, there was no reason for continuation of the corporate life of Stuart Lakes Club, Inc., with the result that, since the purposes of the corporation had failed, there was no justification for its continued existence and a proceeding to terminate its existence might be brought by any party claiming an interest in the corporation.
Quinn v Stuart Lakes Club, 80 AD2d 350, modified.

HEADNOTES

Corporations--Restrictions upon Transfer of Stock

(1) In an action by the representatives of a deceased shareholder of a corporation formed as a private club, brought against the corporation and its sole surviving shareholder, to declare a provision of the corporation's by-laws restricting transferability of the stock and requiring a deceased member's stock be returned to the corporation void as against public policy, an order of the Appellate Division, which modified a judgment declaring the provision void, by further declaring that the purposes of the corporation have failed and that any party claiming an interest in the corporation may bring a proceeding for dissolution, is modified, by deleting the Appellate Division modification. It was

correctly determined that the restriction on transferability of shares was void as an absolute restraint on the power of alienation violative of State public policy and, therefore, the ***1005** corporation must transfer the stock to plaintiffs; however, the remaining provisions of the article prohibiting transfers survives, with the result that the current stockholders, plaintiff and the surviving shareholder, as well as any new stockholders, may be able to carry out the purposes of the corporation by purchasing, leasing or acquiring land and by protecting and promoting the interest of legitimate sport with rod and gun.

APPEARANCES OF COUNSEL

Ludwig A. Saskor for appellants-respondents.

John H. Hartman and *Paul F. Eaton* for respondents-appellants.

OPINION OF THE COURT

The order of the Appellate Division should be modified, with costs to plaintiffs, by deleting so much thereof as declares that the purposes of the corporation have failed and that any party claiming an interest in the corporation may bring a proceeding for dissolution of the corporation and distribution of its assets.

We agree that article 9 of the corporation's by-laws is void as an absolute restraint on the power of alienation violative of the public policy in this State (see Allen v Biltmore Tissue Corp., 2 NY2d 534). Plaintiffs are thus entitled to a declaration that Amy Quinn has inherited the stock of John J. Quinn in Stuart Lakes Club, Inc. The corporation, therefore, must transfer the stock to her and record the transfer on the books of the corporation.

Since only that part of article 9 which prohibits transfers of the stock of the corporation is null and void, the remainder, providing for the election of new members, survives, with the consequence that not only the current stockholders, plaintiff Amy Quinn and defendant James Crawford, but also any new stockholders may be able to carry out the purposes of the corporation by purchasing, leasing or acquiring land and by protecting and promoting the interest of legitimate sport with rod and gun.

Chief Judge Cooke and Judges Jasen, Gabrielli, Jones, Wachtler, Fuchsberg and Meyer concur.
Order modified, with costs to plaintiffs, in accordance with the memorandum herein and, as so modified, affirmed. ***1006**

N.Y. 1982.
Quinn v Stuart Lakes Club
END OF DOCUMENT

C

Hung K. Lam, Also Known as Sandy H. K. Lam,
Appellant,
v.
Chi Kei Li, Also Known as Danny Li, et al.,
Respondents.

Supreme Court, Appellate Division, First
Department, New York

(December 14, 1995)

Order, Supreme Court, New York County (Leland DeGrasse, J.), entered on or about October 19, 1994, which, *inter alia,* denied plaintiff's motions for a preliminary injunction and for summary judgment, and granted defendants' cross- motion for summary judgment dismissing the complaint, and order, same court and Justice, entered January 9, 1995, which, insofar as appealable, denied plaintiff's motion for renewal, unanimously affirmed, with costs.

Summary judgment in favor of defendants dismissing the complaint was warranted, although not for the reasons stated by the IAS Court. The agreement containing the option is unenforceable because it is an unreasonable restraint on alienation. The option permits plaintiff to purchase fifty percent of the shares of one of the defendant corporations for a total purchase price of $10, has no time limit and is binding on both parties, "their respective heirs, administrators, successors and assigns". "In New York certificates of stock are regarded as personal property and are subject to the rule that there be no unreasonable restraint on alienation." (*Rafe v Hindin,* 29 AD2d 481, 484, *affd* 23 NY2d 759, citing *Allen v Biltmore Tissue Corp.,* 2 NY2d 534, 540.) " '[T]he general rule that ownership of property cannot exist in one person and the right of alienation in another ... has in this State been frequently applied to shares of corporate stock ... and cognizance has been taken of the principle that "the right of transfer is a right of property, and if another has the arbitrary power to forbid a transfer of property by the owner that amounts to annihilation of property." ' " *(Supra,* at 484.) On the other hand, restrictions such ***291** as a preemptive right of first refusal are not repugnant to the principle (*Allen v Biltmore Tissue Corp., supra,* at 541; *Matter of Gusman,* 178 AD2d 597, *lv denied* 80 NY2d 753). Thus, "what the law condemns is, not a *restriction* on transfer, a provision merely postponing sale during the option period, but an effective *prohibition* against transferability itself." (*Allen v Biltmore Tissue Corp., supra,* at 542.)

Here, the restraint on alienation in the option agreement is unreasonable. The option does not have a specified time limit and the onerous terms of the option--the $10 purchase price and the percentage of shares involved-- effectively prevent defendant from transferring the stock to anyone but plaintiff (*cf., Levey v Saphier,* 54 AD2d 959, *lv denied* 41 NY2d 805; *Buffalo Seminary v McCarthy,* 86 AD2d 435, *affd* 58 NY2d 867). In light of the unenforceability of the option agreement, the complaint was properly dismissed, rendering plaintiff's remaining contentions on the appeals academic.

Concur--Ellerin, J. P., Ross, Nardelli, Williams and Mazzarelli, JJ.

N.Y.A.D.,1995.

Lam v Chi Kei Li

END OF DOCUMENT

(SEC No-Action Letter)

*1 The **Swiss Helvetia Fund, Inc.**
Publicly Available April 3, 2001

LETTER TO SEC

January 22, 2001

SECURITIES AND EXCHANGE COMMISSION,
450 FIFTH STREET, N.W.,
WASHINGTON, D.C. 20549.
ATTENTION: CHIEF COUNSEL, DIVISION OF INVESTMENT MANAGEMENT
Re: The **Swiss Helvetia Fund, Inc.** -- Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:
The **Swiss Helvetia Fund, Inc.** (the "Fund") received in the form of a letter, dated November 17, 2000, a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from Opportunity Partners, L.P. (the "Proponent") for inclusion in the Fund's proxy materials for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Statement"). We are writing as special counsel to the Fund and counsel to its independent directors to confirm the Fund's intention to omit the Proposal and Supporting Statement from its 2001 Proxy Statement.
The Proponent's original proposal and supporting statement, which were received in early November 2000, are attached as Exhibit A. On behalf of the Fund, we contacted the Proponent to inform it of concerns with the proposal that the Fund believed warranted its exclusion under Question 3 of Rule 14a-8. At that time we also asked the Proponent to consider eliminating vague, false and misleading statements from the original proposal and supporting statement and provided it with examples of statements that the Fund deemed objectionable. The resubmitted Proposal and Supporting Statement, attached as Exhibit B, continue to contain information that we believe warrants their exclusion from the 2001 Proxy Statement under Question 9 of Rule 14a-8. For your convenience, the Proposal is repeated immediately below.
"RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders".

Grounds for Omission

The Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8 because:
1. the Proposal has been substantially implemented (Rule 14a-8(i)(10));
2. the Proposal and Supporting Statement contain false or misleading statements **(Rule 14a-8(i)(3)**);
3. the Proposal and Supporting Statement relate to an election for membership on the Fund's board of directors (Rule 14a-8(i)(8));and
4. the Proposal relates to ordinary business operations (Rule 14a-8(i)(7)).

1. Rule 14a-8(i)(10).

The Fund believes that it may exclude the Proposal pursuant to Exchange Act Rule 14a-8(i)(10), which permits the exclusion of a shareholder proposal from a company's proxy materials if the proposal has been "substantially implemented" by the company. In recent no-action letters, the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") has suggested that, in order for a proposal to have been "substantially implemented", the company must have actually taken steps to implement the proposal. See, e.g., Brazilian Equity Fund, Inc. (avail. May 8, 1998); The Growth Fund of Spain, Inc. (avail. May 8, 1998); see also Exchange Act Releases Nos. 20091 (August 16, 1983) and 40018 (May 21, 1998). In Honeywell International Inc. (avail. February 29, 2000) the Staff found evidence that a proposal requesting the board to investigate whether management used "improper accounting practices" was substantially implemented, in part because the company's senior management continually monitors accounting practices. See also Kmart Corporation (avail. February 23, 2000). The Fund respectfully submits that the Proposal has been "substantially implemented" through the Board's compliance with its duty to act as fiduciaries in relation to the Fund and its stockholders.

*2 The Board is and has always been keenly aware of this duty. As a general matter, this firm has been counsel to the Fund's independent directors for several years. As their counsel, we have attended and observed substantially all of the Fund's Board and committee meetings during those years.

The recent By-law amendments that are referred to in the Proposal were the subject of careful deliberation by the Board. The Fund retained both this firm and special Delaware counsel to advise the Board regarding the recent By-law amendments. The Proponent's disagreement with the Board's business judgment is not a breach of their fiduciary duty. Because the Directors have acted, and will continue to act, as fiduciaries, as required by Delaware law, there is nothing to implement.

On the basis of the foregoing, the Fund submits that the Proposal has been substantially implemented and may be excluded from the Fund's proxy statement under Rule 14a-8(i)(10).

2. **Rule 14a-8(i)(3)**.

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. **Rule 14a- 8(i)(3)** permits the omission from a proxy statement of a proposal which violates any of the Commission's proxy rules, including Rule 14a-9. For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation". See note (b) to Rule 14a- 9.

The Fund believes that the Proposal and Supporting Statement are clearly false and misleading as further described below.

(a) By requesting the Fund's Directors to "try not to violate their fiduciary duty", the Proponent falsely suggests that the Directors have a choice as to whether or not they should violate their fiduciary duty. As mentioned above, however, the fiduciary duty that the Directors owe to the Fund and its stockholders is mandatory under Delaware law. As a result, the Proposal is misleading to stockholders.

(b) In addition, the Proposal and Supporting Statement are false, misleading and impugn the character of the Directors in that they clearly imply that the Directors have violated their fiduciary duty. By including in the Proposal and Supporting Statement that the Directors "try" not to violate their fiduciary duty, the reader is left with the impression that, as a matter of fact, the Directors have violated their fiduciary duty and therefore have violated state law. See Phoenix Gold International, Inc. (avail. November 21, 2000) (misleading to assert that a proposal will give an opportunity to elect a truly independent director, because proposal implied current directors were not independent) (emphasis added). The Fund believes that the Proponent has not provided a factual foundation for his statement. A determination regarding whether the Board has violated its fiduciary duty is a determination properly made by a court of competent jurisdiction, not the Proponent, and no such determination with respect to the Fund's Board has been made. The Proponent's assertion that the Directors have violated their fiduciary duty does not make it a fact.

*3 (c) Lacking any legitimate foundation for the allegations, the Proponent has included incomplete and misleading references to the reporting of last year's stockholder proposal vote and the Delaware

Chancery Court decision in Chesapeake v. Shorewood Packaging Corp. in an attempt to support its charge of improper conduct.
The first point raised in (i) of the Supporting Statement charges the Directors with incomplete reporting of the voting with respect to last year's stockholder proposal by the same Proponent. However, any incomplete reporting of the voting on last year's stockholder proposal (which was brought to the Fund's attention by the Proponent) was promptly corrected on November 15, 2000, in the Fund's Quarterly Report to stockholders for the period ended September 30, 2000, a copy of which was sent to the Proponent. Due to an oversight by the Fund, incomplete details of the outcome of last year's stockholder proposal were included in the Fund's Semi-Annual Report to stockholders for the six- months ended June 30, 2000. However, the details that were omitted in this earlier stockholder report were substantially reported in open session at the annual meeting at which the proposal was made directly in response to a question by a person that identified himself as a representative of the Proponent.
By not informing stockholders that the Fund corrected any prior mistakes or that the results were reported at the meeting, the Proponent attempts to mislead stockholders into believing that an error by officers of the Fund without the knowledge of the Directors is a violation of the Board's fiduciary duty and that the Board "did not want [stockholders] to know" the results. See CCBT Bancorp, Inc. (avail. April 20, 1999) (supporting statement that asserted the board deliberately "intended to hurry [stockholders] so we might not carefully consider the implications of the proposal" is excludable as false and misleading). Moreover, section (i) of the Supporting Statement claims that "Here is how the results were 'reported'". This is now an incomplete and misleading statement.
The second point raised in (ii) of the Supporting Statement involves an interpretation of Chesapeake v. Shorewood. The Proponent uses a one-line summary of Chesapeake, with no factual context in an effort to support the charge that the Board violated its fiduciary duty in approving the recent By- law amendments. The facts and circumstances surrounding that court's decision are entirely different from any facts and circumstances involving the Fund. The Proponent is very well aware of this. In fact, the materials provided by the Proponent with his initial submission and included herewith as part of Exhibit A demonstrate that Chesapeake involved board action in the context of a threatened tender offer and consent solicitation, not a board exercising its business judgment in the face of no such threat. Being inapplicable, the reference does not provide a factual foundation for the Proponent's charge. Therefore, the Proposal and Supporting Statement run afoul of Rule 14a-9 (and consequently **Rule 14a-8(i)(3)**) by indirectly charging the Directors with violation of their fiduciary duty without factual foundation.
4* (c) The Staff has also recognized that a proposal may be excluded if it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires". Philadelphia Electric Co. (avail. July 30, 1992). The fiduciary duty that directors owe to a corporation and its stockholders is very complex and because of the wide latitude that directors have in complying with their duty, compliance therewith may occur in numerous ways. See e.g., Mark A. Sargent, D&O Liability Handbook, (West Group 2001) ("[A director's] fiduciary obligation is best understood ... as a cluster of specific types of obligation, each of which has developed its own peculiar and sometimes idiosyncratic jurisprudence."). Accordingly, stockholders considering the Proponent's Proposal "would not know what action they were requesting management to take, and management would not be able to ascertain what mandate was being given to them by the shareholders if the proposal was adopted." Maryland Realty Trust (avail. February 7, 1980). In fact, because of the vagaries of the Proposal, any actions that the Directors might take as a result of the Proposal could well be in contravention of the intention of stockholders who voted for the Proposal. See Weirton Steel Corporation (avail. April 21, 2000) (proposal that requested directors to amend charter and bylaws so that directors and officers are "held accountable for the decisions they make" excludable as vague and indefinite). Accordingly, the Proposal should be excluded pursuant to Rule 14a- 9 (and consequently **Rule 14a-8(i)(3)).

(d) The remainder of the Supporting Statement contains other false and misleading statements made without any factual foundation. Virtually all of paragraph (ii) of the Supporting Statement contains false and misleading statements, presented as fact, without any support. For example, the second sentence of paragraph (ii) states the Fund's By-law "is similar" to the bylaw amendment in Chesapeake Corp. v. Shorewood Packaging Corp. but is void of any support for the statement and falsely suggests that the Fund's By-law is "designed to disenfranchise stockholders" and clause (2) of that paragraph states that the procedures adopted by the Directors for stockholders to act by written consent are "burdensome" without demonstrating any additional burden. In addition, clause (3) suggests that stockholders who hold shares in street name have a "right" to nominate directors while the Fund has been advised by its Delaware counsel that no such right exists under Delaware law.

3. Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that the Fund may exclude a "proposal [that] deals with a matter relating to the company's ordinary business operations". As mentioned, in carrying on the management and business operations of the Fund, the Directors are required, under Delaware law, to act as a fiduciaries in relation to the corporation and the stockholders. Every management decision that is made by the Board, therefore, incorporates the Board's fiduciary duty. In Clemente Global Growth Fund, Inc. (avail. Feb. 14, 1997), the Staff drew a distinction between shareholder proposals that ask the board to take affirmative actions "beyond the actions required of the directors in fulfilling their fiduciary and statutory duties", which may not be excluded pursuant to Rule 14a-8(i)(7), and proposals that ask the board to take actions falling within the ambit of the duties described above, which may be excluded pursuant to Rule 14a-8(i)(7). On this basis, proposals that relate to matters falling within the scope of the board's legally mandated duties may be excluded. By asking the directors "not to violate their fiduciary duty" the Proposal deals with and is part and parcel of "ordinary business operations" and is therefore properly excludable.

4. Rule 14a-8(i)(8).

*5 Rule 14a-8(i)(8) provides that the Fund may exclude a proposal that "relates to an election for membership on the company's board of directors ...". Although, on its face, the Proposal purports to make a recommendation to the Directors for action, in reality the Proposal is nothing more than an erroneous assertion that the Directors have acted improperly. In Philips Petroleum Company (avail. February 12, 1981) the Staff stated that a proposal that alleged that the directors had violated their fiduciary duty and called for their termination, called "into question the qualifications of the named individuals who are candidates for re-election; and appear to derogate the quality and integrity of the board members to the extent that the proposals may be deemed an effort to oppose the management's solicitation on behalf of the re-election of these persons". See also, Pepsi Co., Inc. (avail. February 1, 1999); Black & Decker Corp. (avail. January 21, 1997). Because some of the Directors who come under the purview of the Proposal's statement of improper or illegal conduct have been nominated for election at this year's annual meeting of stockholders, the Proposal "relate[s] to an election for membership on the company's board of directors" by opposing such Director's election. As such, the proposal is excludable under 14a-8(i)(8).

* * *

In accordance with Rule 14a-8(j), the Fund is contemporaneously notifying the Proponent, by copy of this letter including Exhibits A and B, of its intention to omit the Proposal and Supporting Statement from its 2001 Proxy Statement.
On behalf of the Fund, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the 2001

Proxy Statement for the reasons set forth above. If the Staff disagrees with the Fund's conclusions regarding the omission of the Proposal and Supporting Statement, or if any additional submissions are desired in support of the Fund's position, we would appreciate an opportunity to meet with you or speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone John T. Bostelman of this office at (212) 558-3840 or the undersigned at (212) 558-4940.
Six copies of this letter are being submitted as contemplated by Question 10 of Rule 14a-8. Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,
William G. Farrar
SULLIVAN & CROMWELL
125 Broad Street
New York, NY 10004-2498
Telephone: 1-212-558-4000

ENCLOSURE

EXHIBIT B

November 17, 2000

WILLIAM G. FARRAR
SULLIVAN & CROMWELL
125 BROAD STREET
NEW YORK, NY 10004
The **Swiss Helvetia Fund, Inc**. (the "Fund")

*6 Dear Mr. Farrar:
This is in response to your letter dated November 13, 2000. Although we think we submitted only one proposal with three elements that are inextricably intertwined, we have reworded it to remove all doubt that it is indeed only one proposal. Since you suggest that the Fund will soon comply with Rule 30d-1 of the Investment Company Act of 1940, we will omit asking for that. On the other hand, we have added a reference to another preclusive bylaw that was disclosed in its recent NSAR-AA filing (which continues to misreport the results of the vote on the open-ending proposal). That bylaw would, if upheld, prevent virtually every shareholder of the Fund from being nominated for election as a director. Here is what Judge Higginbotham said about that in Durkin v. National Bank of Olyphant:
Banks do not exist for the purpose of creating an aristocracy of directors and officers which can continue in office indefinitely, immune from the wishes of the shareholder-owners of the corporation. There is no more justification for precluding shareholders from nominating candidates for the board of directors than there would be for public officials to deny citizens the right to vote because of their race, poverty or sex.
We think the same can be said about investment companies. It seems as if the board is just itching for someone to file a lawsuit.
We disagree with you that our asking the directors "to act like fiduciaries" is "vague, false and misleading." Perhaps the directors find the concept of fiduciary duty "vague" because they do not understand it. Have you advised them that under Delaware law, they may not act "for the primary purpose of thwarting the exercise of a shareholder vote" just because "the board knows better than do the shareholders what is in the corporation's best interest?" (Blasius) If they understood that, perhaps their fiduciary responsibilities would be clearer to them when they are considering whether they

should accurately report the results of a shareholder vote on an open-ending proposal or approve a bylaw that infringes on the shareholders' franchise rights. That would be a better way to "cure" any perceived vagueness than attempting to censor our proposal or supporting statement.
You allege that it is false and misleading to compare the Fund's bylaw to Shorewood's bylaws. Here is how Vice Chancellor Strine described the latter:
Recognizing that Chesapeake, a takeover-proof Virginia corporation, might pursue Shorewood, a Delaware corporation, through a contested tender offer or proxy fight, the Shorewood board adopted a host of defensive bylaws to supplement Shorewood's poison pill. The bylaws were designed to make it more difficult for Chesapeake to amend the Shorewood bylaws to eliminate its classified board structure, unseat the director-defendants, and install a new board amenable to its offer. These bylaws, among other things, eliminated the ability of stockholders to call special meetings and gave the Shorewood board control over the record date for any consent solicitation. Most important, the bylaws raised the votes required to amend the bylaws from a simple majority to 66 2/3% of the outstanding shares. Because Shorewood's management controls nearly 24% of the company's stock, the 66 2/3% Supermajority Bylaw made it mathematically impossible for Chesapeake to prevail in a consent solicitation without management's support, assuming a 90% turnout. Chesapeake then increased its offer, went public with it in the form of a tender offer and a consent solicitation, and initiated this lawsuit challenging the 66 2/3% Supermajority Bylaw. Shortly before trial, the Shorewood board amended the Bylaw to reduce the required vote to 60%.
*7 That sounds pretty similar to the Fund' bylaw to us but we are not closed-minded. Therefore, we will consider deleting our reference to Chesapeake Corp. v. Shorewood Packaging Corp. if you can give us an opinion from any Delaware lawyer stating that the Fund's bylaw requiring a 75% supermajority vote to amend the bylaws is dissimilar to Shorewood's (which only required 66- 2/3%). Of course, the Fund is also free to give its side of the story in in its soliciting materials.
We deny that anything else about our proposal is false or misleading. We think the board has violated its fiduciary duty and you don't. Let's let the shareholders decide. The following is our revised proposal and supporting statement:
RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders.

Supporting Statement

Last year, stockholders voted on a proposal to open-end the Fund. Management opposed the proposal. It did not pass but received significant shareholder support. Management responded by (i) misreporting the voting results and (ii) passing two bylaws that improperly disenfranchise stockholders.
(i) Rule 30d-1 of the Investment Company Act requires the Fund to report to stockholders "a brief description of each matter voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter." Here is how the results were "reported":

TO APPROVE A STOCKHOLDER ADVISORY PROPOSAL.

IN FAVOR OF THE PROPOSAL: 6,526,945

NOT IN FAVOR OF THE PROPOSAL: 15,446,064

Apparently, the board did not want us to know that the open-ending proposal received significant stockholder support so it (1) did not describe the proposal, and (2) included abstentions and broker non-votes in the 15,446,064 votes reported as "not in favor of the proposal" to make it appear that the proposal was overwhelmingly defented. Both of these actions plainly violate Rule 30d-1.

(ii) The Delaware Chancery Court determined in Chesapeake Corp. v. Shorewood Packaging Corp. that the directors of a corporation breached their fiduciary duty when they approved a bylaw designed to disenfranchise stockholders. Our directors approved a similar bylaw that makes it more difficult for stockholders to exercise their right to vote. Specifically, it (1) eliminates the ability of stockholders to call a special meeting, (2) provides burdensome procedures for stockholders to act by written consent, (3) strips stockholders who hold their shares in street name of the right to nominate directors, (4) deters other stockholders from submitting proposals or nominating directors, (5) makes it harder for stockholders to remove directors, and (6) makes it almost impossible for stockholders to amend, alter or repeal the bylaws. They also approved another bylaw making the qualifications for nomination as a director so restrictive that virtually no stockholder could meet them.
*8 The board's message is obvious; "We run this Fund and we don't want stockholders to do anything but pay the management fees." We think that if a lawsuit were brought to undo these inequitable bylaws, it would be successful. Rather than risk such a lawsuit, the board should just scrap them.
If you think that the directors should not trample on the rights of stockholders and should try to start acting like fiduciaries, you should vote FOR this proposal.

Very truly yours,
Phillip Goldstein
Portfolio Manager

LETTER TO SEC

February 13, 2001

CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP 5-6
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
The **Swiss Helvetia Fund, Inc**. (the "Fund") -- Rule 14a-8 Proposal

Ladies and Gentlemen:
We received a copy of a January 22, 2001 letter from William G. Farrar of Sullivan & Cromwell, special counsel to the Fund and counsel to the independent directors, to you seeking no action assurance if the Fund excludes from its proxy materials our rule 14a-8 proposal recommending that the directors "try not to violate their fiduciary duty to the stockholders." We write in opposition to Mr. Farrar's request.
Because Mr. Farrar's letter reflects a lack of awareness of Delaware's bedrock principles governing actions by a board that are primarily designed to limit shareholder action, we subsequently called him and referred him to Blasius Industries v. Atlas Corp. 564 A.2d 651 (Del. Ch. 1988), the seminal Delaware case in this area. There, in a decision invalidating such an action, Chancellor Allen ruled that (1) board action designed exclusively or principally to interfere with the effectiveness of a shareholder vote is not entitled to deference under the business judgment rule, (2) absent a compelling justification, any such "extreme" action is presumed to be a breach of the duty of loyalty and (3) "even finding [such an] action was taken in good faith, it [would constitute] an unintended violation of the duty of loyalty that the board [owes] to the shareholders." (We are enclosing a copy of the decision for your convenience.)
Having read Blasius, Mr. Farrar inexplicably insists that the Fund's board has not violated its fiduciary duty to the shareholders. That is certainly his right but since he apparently did not properly advise them, one must question whether it is ethical for Mr. Farrar to be presenting arguments to the SEC

with respect to this matter. At best, his assurances that "the Board has always been keenly aware of [its fiduciary] duty]" or that the bylaw amendments in question "were the subject of careful deliberation by the Board" are incorrect. At worst, Mr. Farrar is so conflicted any assertion he makes that is not supported by an independent legal opinion must be discounted.

Whether or not Mr. Farrar has finally properly advised the directors as to their fiduciary duty, there is no reason for the staff to deny shareholders an opportunity to vote on their actions. What we said in our November 17, 2000 letter to Mr. Farrar still goes: "We think the board has violated its fiduciary duty and you don't. Let's let the shareholders decide."

*9 Mr. Farrar offers four reasons for excluding our proposal under rule 14a-8(i), i.e. (10), (3), (8), and (7). The last two can be disposed of quickly. First, Mr. Farrar says that even though neither our proposal or our supporting statement contains any reference to an election they are really a call for opposing the re-election of directors. His theory should be filed with those that insist that certain songs, when played backwards, contain secret satanic messages. Second, our proposal has nothing to do with the Fund's ordinary business operations. A company's ordinary business does not include adopting offensive bylaws or misreporting the results of a shareholder vote to exaggerate shareholder support for management's position.

Mr. Farrar's assertion that our proposal has been "substantially implemented" would be true only if the board did not violate its fiduciary duty. But, rather than provide any evidence of that, he only begs the question. As noted above, and contrary to what Mr. Farrar says, the business judgment rule is not applicable here. He is correct in saying that our "assertion that the Directors have violated their fiduciary does not make it a fact." By the same token, Mr. Farrar's assertion that "the Directors have acted, and will continue to act, as fiduciaries" does not make that a fact. Our proposal is designed to allow shareholders themselves to decide whether they consider the actions the board has taken to be violations of the duty of loyalty.

Also, inasmuch as the allegations we made in our supporting statement are quite specific, it is disingenuous to declare that our proposal has been "substantially implemented" while simultaneously insisting that "because of the vagaries of the Proposal, any actions that the Directors might take as a result of the Proposal could well be in contravention of the intention of stockholders who voted for the Proposal." If our proposal is really as vague as Mr. Farrar says it is, how does he know that the board has "substantially implemented" it? In short, his allegation that our proposal is vague is groundless. Our supporting statement clearly spells it out: "We think that if a lawsuit were brought to undo these inequitable bylaws, it would be successful. Rather than risk such a lawsuit, the board should just scrap them." Unless the board rescinds the anti-shareholder bylaws, our proposal cannot have been implemented.

With no valid reason to exclude our proposal, Mr. Farrar resorts to declaring that we have made statements or omissions that are "false and misleading" and urges the staff to act as the speech police. Yet, his own misleading mischaracterization of a blatant violation of rule 30d-1 as an "oversight," a "mistake, an "error" and "incomplete reporting" demonstrates that he will say anything to get the staff to issue a no action letter. Although it is unnecessary to do so, we will briefly refute his allegations.

*10 (a) As explained above, Blasius recognizes an "unintended" violation of fiduciary duty. Therefore, Mr. Farrar is incorrect when he says that our proposal is misleading simply because the directors have a "mandatory" fiduciary duty to the stockholders under Delaware law. Moreover, the fact that the directors took the actions they did, including their continuing efforts to exclude our proposal from the Fund's proxy materials, justifies questioning their integrity and character. If the board doesn't like the inference that some shareholders might draw from its anti-shareholder actions, it can explain why it took those actions in the Fund's proxy statement. To date, neither the board nor Mr. Farrar has done so.

(b) Because Delaware law recognizes an "unintended" violation of fiduciary duty, our proposal and supporting statement should not necessarily be construed as impugning the character of the directors (despite that, as noted, there is factual foundation to support such an inference, i.e., the actions that they took.) If, on the other hand, the directors inadvertently violated their fiduciary duty but now, presumably having been advised of them by Mr. Farrar, refuse to take appropriate corrective action, that would be evidence of an intentional violation. In any event, our proposal is primarily concerned with the actions of the directors, not their motives (which neither Mr. Farrar nor they have yet to explain).

(c) Our reference to the Shorewood bylaws, while brief, is accurate. We challenged Mr. Farrar to get any Delaware lawyer to opine otherwise. In fact, the actions taken by the Fund's directors were more egregious than those taken by Shorewood's directors whose judgment may have been impaired in seeking to defeat a tender offer that they sincerely believed to be inadequate. The actions of the Fund's directors, on the other hand, had no purpose other than to impede the shareholder franchise and, thus, are not protected by the business judgment rule.

Mr. Farrar's account of the misreporting of the shareholder vote last year on an open-ending proposal is an unscrupulous attempt to intentionally mislead the staff. Here is what we know about it. During last year's annual meeting, our representative asked the chair to provide the voting results. Contrary to Mr. Farrar's assertion that the results were "substantially reported in open session," the chair flatly refused to provide the numbers. After the meeting, our representative again asked for the voting results and again was refused. Only after Steven West of Sullivan & Cromwell intervened were the results provided to our representative. Months later, the Fund blatantly misreported the results of the vote in its report to shareholders. We immediately contacted John Bostelman, Mr. Farrar's partner and asked the Fund to make a correction. Mr. Bostelman said he saw no need to do anything. We then submitted our original proposal calling, in part, for the Fund to correct the misinformation about the voting results. Subsequently, Mr. Farrar wrote to tell us that the Fund would report the correct results of the vote to shareholders as required by rule 30d-1. We then modified our proposal and supporting statement to delete a request for corrective action relating to the misreported results. Nevertheless, the fact remains that a very reasonable inference is that the original misreporting was no "oversight" as Mr. Farrar maintains but a deliberate attempt to deceive shareholders into believing that the open-ending proposal was overwhelmingly defeated. If the directors and Mr. Farrar really want shareholders to get the full story behind what he euphemistically says was "an error by officers of the Fund," and the board's response after we asked that the violation be cured, he can provide a detailed explanation in the Fund's proxy statement.

***11** (d) Because we had to adhere to a 500-word limitation, we did not go into a full analysis of Shorewood or Blasius. Nevertheless, we are confident that our legal analysis is accurate because of the strong similarity between the Fund's bylaw amendments and Shorewood's. To respond to Mr. Farrar's other charges, the text of the bylaw amendments themselves demonstrates that (i) their purpose is "to disenfranchise shareholders," (ii) obtaining consents is now more "burdensome" than it was previously and (iii) those shareholders who held their shares in street name, i.e., the vast majority of shareholders, were indeed stripped of their right to nominate directors (which they enjoyed under the former bylaws).

Finally, there is no authority to support Mr. Farrar's implication that only courts are competent to determine whether or not directors have violated their fiduciary duty to shareholders. A vote by the principals (the shareholders) as to whether their agents (the directors) have violated their fiduciary duty seems infinitely superior to and far less costly than litigation. If the shareholders determine that the board's actions are consistent with their fiduciary duty, that would almost certainly end the matter. Mr. Farrar's letter is long on rhetoric and noticeably short on substance, i.e., he conspicuously avoids addressing the purpose of the board's actions. The staff should therefore draw the reasonable inference that he cannot make a convincing case that the board has not violated its fiduciary duty. All he says is that "the board is and always has been keenly aware of [its fiduciary] duty" and that the offensive by-law amendments "were the subject of careful deliberation." Without more, the Fund has failed to meet its burden to "demonstrate that it is entitled to exclude [our] proposal" as required by rule 14a-8(g)

Very truly yours,

Phillip Goldstein

Portfolio Manager

ENCLOSURE

EXHIBIT A

October 30, 2000

PAUL R. BRENNER, ESQ.
SECRETARY
THE **SWISS HELVETIA FUND, INC.**
630 FIFTH AVENUE SUITE 915
NEW YORK, NY 10111-0001

Dear Mr. Brenner:
We spoke to John Bostelman of Sullivan & Cromwell about the issue below but he didn't see the need for any corrective action. Therefore, we are submitting a proposal so that stockholders may vote on the matter.
We have beneficially owned shares of The **Swiss Helvetia Fund, Inc**. (the "Fund") valued at more than $2,000 continuously for more than one year. We expect to continue ownership through the date of the next annual meeting. We are submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting.
We are also enclosing an article by J. Travis Lester of Richards, Layton & Finger, the law firm that successfully represented the plaintiff in the Shorewood case and that apparently serves as Delaware counsel to the Fund. As they say, a good lawyer can argue either side of an issue depending on who is paying the bill.
**12* RESOLVED: The stockholders demand that the board of directors (i) correct their past violations of the rules promulgated under the Investment Company Act; (ii) rescind the bylaw that improperly disenfranchises stockholders; and (iii) try to act like fiduciaries in the future.

Supporting Statement

Last year, stockholders voted on a proposal to open-end the Fund. The proposal, which was opposed by management, did not pass but received significant stockholder support. Management responded by (i) misreporting the voting results and (ii) passing a bylaw that improperly disenfranchises stockholders.
(i) Rule 30d-1 of the Investment Company Act requires the Fund to report to stockholders "a brief description of each matter voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each such matter." Here is how the results were "reported":

TO APPROVE A STOCKHOLDER ADVISORY PROPOSAL.

IN FAVOR OF THE PROPOSAL: 6,526,945

NOT IN FAVOR OF THE PROPOSAL: 15,446,064

Apparently, the board did not want us to know that the open-ending proposal received significant stockholder support so it (1) did not describe the proposal, and (2) included abstentions and broker non-votes in the 15,446,064 votes reported as "not in favor of the proposal" to make it appear that the

proposal was overwhelmingly defeated. Both of these actions plainly violate Rule 30d-1 and should be corrected.
(ii) Recently, the Delaware Chancery Court determined in Chesapeake Corp. v. Shorewood Packaging Corp. that the directors of a corporation breached their fiduciary duty when they approved a bylaw designed to disenfranchise stockholders. Our directors approved a similar bylaw that makes it more difficult for stockholders to exercise their right to vote. Specifically, it (1) eliminates the ability of stockholders to call a special meeting, (2) provides burdensome procedures for stockholders to act by written consent, (3) strips stockholders who hold their shares in street name of the right to nominate directors, (4) deters other stockholders from submitting proposals or nominating directors, (5) makes it harder for stockholders to remove directors, and (6) makes it almost impossible for stockholders to amend, alter or repeal the bylaws.
The board supposedly approved this bylaw to "bring the bylaws up to date with Delaware law." That is utter nonsense. The bylaws were fully consistent with Delaware law before the board tinkered with them for the purpose of deterring stockholders from influencing management. The message is: "We don't trust stockholders." We think that if a lawsuit were brought to undo this inequitable bylaw, it would be successful. Rather than risk such a lawsuit, the board should just scrap it.
(iii) Finally, the directors should stop trying to find new ways to trample on the rights of stockholders and should try to act like fiduciaries.

*13 Very truly yours,
Phillip Goldstein
Portfolio Manager

DIVISION OF INVESTEMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent's representative.
The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.
The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement actions, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

SEC LETTER

1934 Act / s 14 / **Rule 14a-8(i)(3)**

March 6, 2001

Publicly Available April 3, 2001

WILLIAM G. FARRAR, ESQUIRE
SULLIVAN & CROMWELL
125 BROAD STREET
NEW YORK, NEW YORK 10004-2498
Re: The **Swiss Helvetia Fund, Inc.** -- Omission of a Shareholder Proposal Pursuant to Rule 14a-8

Dear Mr. Farrar:
By letter dated January 22, 2001, you notified the Securities and Exchange Commission of the intent of The **Swiss Helvetia Fund, Inc.** to exclude from its 2001 proxy soliciting materials a shareholder proposal and supporting statement submitted by Opportunity Partners, L.P. [FNa1] The proposal states:

FNa1. The proposal is contained in a letter dated November 17, 2000, addressed to the fund. This proposal is a modification of Opportunity Partners' original proposal contained in a letter to the fund dated October 30, 2000. We have also reviewed and considered a February 13, 2001, letter from the proponent to the Securities and Exchange Commission.

End of Footnote(s).

**14* RESOLVED: We recommend that the directors try not to violate their fiduciary duty to the stockholders.
You requested our assurance that we would not recommend enforcement action to the Commission if the fund excludes the proposal in reliance upon subparagraphs (i)(3), (i)(7), (i)(8) and (i)(10) of Rule 14a-8 under the Securities Exchange Act of 1934 ("the Exchange Act"). Since there appears to be some basis for your view that the proposal may be excluded under **Rule 14a- 8(i)(3)**, we express no opinion whether all or any part of the proposal may be excluded under any other provision of Rule 14a-8.
Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Examples of misleading statements are given in the rule; these include: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Note (b) to Rule14a-9.
As the proposal implies that the directors of the fund have violated, or may choose to violate, their fiduciary duty, the proposal impugns their character, integrity and personal reputation and in our view, may be excluded under **Rule 14a-8(i)(3)**. Phoenix Gold International, Inc. (pub. avail. November 21, 2000) (opinion that directors are not independent violates Rule 14a-9 and may be excluded); CCBT Bancorp, Inc. (pub. avail. April 20, 1999) (supporting statement that board of directors violated their fiduciary duty may be deleted under **Rule 14a-8(i)(3)** because it violates Rule 14a-9).
Accordingly, we will not recommend enforcement action to the Commission if the fund omits the proposal from its proxy materials in reliance on **Rule 14a- 8(i)(3)**.
Attached is a description of the informal procedures followed by this Division in responding to

shareholder inquiries. If you have any questions or comments, please feel free to call me at (202) 942-0638.

Yours very truly,

Linda B. Stirling
Senior Counsel

Securities and Exchange Commission (S.E.C.)
2001 WL 315252 (S.E.C.)
END OF DOCUMENT

(SEC No-Action Letter)

***1* Comshare,** Incorporated
Publicly Available August 23, 2000

LETTER TO SEC

July 20, 2000

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF THE CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Comshare, Incorporated - Request for No-Action Letter Regarding Shareholder Proposals Submitted by Mr. Henry N. Hulter and Mr. Henry W. Hulter, Joint Tenants, and Mr. Robert Mroski, Coordinated Through Mr. Aaron Brown

Ladies and Gentlemen:
Comshare, Incorporated, a Michigan corporation (the "Company") has received two submissions for inclusion in its proxy materials for the Company's 2000 Annual Meeting of Stockholders. The submissions, as set forth in Attachment A, refer to the Company's stock option program ("First Submission"), and the Company's continuing directors provision contained in certain Company plans ("Second Submission"). The submissions were sponsored by Company stockholders, but drafted and solicited by a third party. The sponsoring stockholders and third party are collectively referred to herein as the "Proponent."
For the reasons hereafter set forth, the Company believes that the submissions may be properly omitted from its 2000 proxy materials pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. We concur with the Company's position on this matter. Specifically, the Company believes that the submissions may be omitted under the following provisions of Rule 14a-8: 1) Rule 14a-8(i)(1) as to the Second Submission, as the request is improper subject matter under Michigan law; 2) Rule 14a-8(i)(3), as both submissions contain materially false and misleading statements; 3) Rule 14a-8(4) as both submissions originate from an attempt to further a personal interest; and 4) Rule 14a-8(i)(7) as to the First Submission, as employee compensation relates to the Company's ordinary business operations. For the reasons set forth above, supplemented by the more detailed discussion below, the Company respectfully requests that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our view that the Company may omit the submissions from its 2000 proxy materials.
In accordance with Rule 14a-8(j), the Company is filing with the Commission six (6) copies of: 1) each of the First and Second Submissions, including supporting statements; and 2) this letter on behalf of the Company setting forth each basis on which it believes the submissions may be excluded, along with the Exhibits attached hereto. This letter constitutes the Company's statement of reasons for omitting the submissions and, in accordance with Rule 14a-8(j)(iii), also constitutes our supporting legal opinion, as counsel to the Company and attorneys duly licensed to practice in the State of Michigan (the Company's jurisdiction of incorporation), to the extent that such reasons relate to legal matters.

I. THE SECOND SUBMISSION SHOULD BE EXCLUDED UNDER RULE 14a-8(i)(1), AS THE

SUBMISSION IS IMPROPER SUBJECT MATTER UNDER MICHIGAN LAW

*2 One requirement set by the Commission regarding shareholder proposals is that a proposal must be proper under state law. Rule 14a-8(i)(1) permits the exclusion of shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As the Commission explains, certain shareholder proposals that are mandatory and binding on a company may not be proper under state law; however, proposals that are recommendations or suggestions may be proper under Rule 14a-8(i)(1) unless the company demonstrates otherwise.

Section 450.1501 of the Michigan Business Corporation Act ("MBCA") states that the "business and affairs of the corporation shall be managed by or under the direction of its board, except as otherwise provided in this act or in its articles of incorporation." Neither the MBCA nor the Company's Articles of Incorporation restrict the authority of the Company's Board of Directors (the "Board") in any way relevant to the Second Submission's mandate. The Staff recently confirmed that mandatory proposals under Michigan law were improper because Michigan law vests the affairs of the corporation in its board. In Kmart Corporation (March 27, 2000) the Staff stated that a shareholder proposal could be successfully challenged as an improper subject for shareholder action under Michigan law because the proposal was mandatory rather than precatory.

The language of the Second Submission is mandatory rather than precatory. The Second Submission states that the Board "should endeavor not to discriminate among directors" and "should try to avoid defining change of control" in a particular way. By using terminology such as "should endeavor" and "should try," [FN1] the Second Submission is more than a mere recommendation that the Board consider certain action. Rather, it is a directive to the Board to act in a certain fashion, or a mandate that must be obeyed. The mandatory language of the proposal and its binding nature would require actions to be taken by the Company that are reserved to the judgment of the Board under Michigan law. Therefore, the Second Submission is not a proper subject for action by the shareholders under the laws of Michigan and may be excluded from the Company's 2000 proxy materials under Rule 14a-8(i)(1).

FN1. While the words "should endeavor" and "should try" are not as strong as "shall" or "must," they still require the Board to act in a certain fashion, but merely recognize that there may be circumstances where the Board may be unable to follow the directive.

End of Footnote(s).

II. BOTH SUBMISSIONS CONTAIN MATERIALLY FALSE AND/OR MISLEADING STATEMENTS AND SHOULD BE EXCLUDED UNDER RULE 14a-8(i)(3).

Unfounded assertions and inflammatory rhetoric representing the unsubstantiated personal opinion of a proponent have long been viewed as excludable material for proxies. Under Rule 14a-8(i)(3), a company may properly omit from its proxy materials a proposal that, along with its supporting statement, is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy solicitation materials.

*3 In addition, with respect to the Second Submission, the Staff has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. For instance, in Microlog Corporation (December 22, 1994), a proposal recommended a company pay bonuses, salary increases, etc., based on a very convoluted formula. The Staff found that the proposal was so vague and indefinite as to be inconsistent with Rule 14a-9 and excludable under Rule 14a-8(i)(3). In addition, in Occidental Petroleum Corporation (February 11, 1991), a proposal relating to a "buyback" of shares was so

unclear that the Staff indicated shareholders would not know exactly "what action any shareholders voting for the proposal would expect the Company to take." Further, the Staff indicated that it was "unclear what action the Company would be required to take if the proposal were adopted."
The statements in both shareholder submissions contain precisely the types of unsubstantiated, vague, false and misleading statements that are prohibited under Rule 14a-9. No amount of editing, deleting, or word smithing can correct the defects in these submissions.

A. First Submission - Stock Options

The First Submission, relating to stock options, makes assertions and calculations that are incorrect. The first paragraph of the First Submission calculates Company stock option grants for two years as a percentage of outstanding shares. It then concludes that, if stock option grants continue at that rate, outstanding option shares will represent 83% of the Company's outstanding shares. The supporting statement fails to mention that the Company's Employee Stock Option Plan is limited in the number of shares (1,400,000) that can be issued without obtaining shareholder approval and that there are only approximately 600,000 shares that remain available for grant. Therefore, it would be impossible to attain an 83% outstanding option level under the Plan, unless shareholders approved otherwise.
Statements in the First Submission that stock option grants were equal to "8% of the shares outstanding" in fiscal 1998 and "9% of the shares outstanding" in fiscal 1999 also are misleading because they ignore the critical factor of cancelled options and its impact on the calculation of outstanding stock options. The fact of the matter is that during fiscal years 1998 and 1999, the Company, as reported in its public filings, had stock option grants, net of cancellations, that were four percent (4%) and five percent (5%), respectively, of the Company's outstanding shares. The failure of the Proponent to consider or include this factor in his calculation materially overstates the impact of stock option grants and presents misleading figures that misinform other stockholders.
*4 It is clear from the language of the shareholder proposal and supporting statement in the First Submission that the Proponent understands the difference between stock option grants and, as he terms them later, "net stock option grants." His selective use of these terms allows him to present a misleadingly high percentage number in his supporting statement, solely for the purposes of inciting shareholders to act.
Based on the misleadingly high percentage of 83% used in the first paragraph of the First Submission, the Proponent suggests in the second paragraph that "shareholders should be warned to expect a highly unusual degree of potential dilution." The suggestion that the Company's stock option policies have or will result in a highly unusual degree of potential dilution is misleading when that statement is based upon the materially overstated and misleading percentage used in the first paragraph. No reasonable factual basis exists for the Proponent's highly inflammatory 10-year projection. In the third paragraph of the First Submission, the Proponent states, "if the board intends to limit total options to a more normal level, say 15% ..." again suggesting that the Company's outstanding options are at an abnormal level. This statement is also based upon the misleadingly high percentage of 83% used in the first paragraph of the submission and misinforms and misleads stockholders.
Throughout the supporting statement in the First Submission, the Proponent makes statements of purported fact, without providing documentation to verify or support his statements. For instance, the second paragraph states, as a fact, that "excessive stock options can rob shareholders of a fair return on their investment" and "as the stock price climbs, option exercise will increase the number of shares, thereby slowing the rate of increase and eroding the return of public investors." Further, the third paragraph states, as facts, that 15% is a "normal level" for total options, that stock option grants made to date could interfere with the Board's future ability to act and that the Company did not have unusual needs to attract new employees in 1998 and 1999. The Proponent is unable, however, to provide verification for his assertions. This is because these statements are not facts, but merely the opinions of the Proponent.
Overall, the First Submission is primarily one person's view and has no basis in fact. As drafted, the

First Submission does not provide precise and accurate information that is essential to a fair evaluation of the proposal for a stockholder vote. Instead, the submission presents wholly misleading information that is inappropriate for consideration in a shareholder proposal.

B. Second Submission - Continuing Directors Provision of Certain Company Plans

The Proponent's Second Submission wholly misstates the mechanics of the Company's continuing directors provision contained in certain Company plans. For instance, in the first paragraph the Proponent asserts that the Company's shareholder rights plan is controlled by "continuing directors." This is untrue and misleading. While certain provisions require the approval of continuing directors, many others only require the approval of the Board without a separate vote of the continuing directors. Further, in most cases where the approval of continuing directors is required, no action can be taken unless the Board also approves the action. Accordingly, the shareholder rights plan is not "controlled" by continuing directors. Rather, the shareholder rights plan generally provides that the Board, in certain cases, may take actions only if also approved by the continuing directors.
*5 The first paragraph of the Second Submission also misstates how the change in control provisions of the Company's Change in Control Severance Agreements with senior executives ("CCSA") operate. The Proponent states that the "golden parachutes of top management are triggered by a change in control away from the officers and directors in place on June 1, 1998." [FN2] This statement is false and misleading. Under the Company's CCSA, adopted on June 1, 1998, before any benefits apply to a specific executive, two factors must be present: 1) there must be a change in control of the Company; and 2) the specific executive must be terminated from the Company. Both factors must be present in order for an executive to be entitled to any CCSA benefits.

FN2. We discuss the CCSA specifically in this section because it is those agreements which refer to June 1, 1998.

End of Footnote(s).

The Proponent also misleads other shareholders to believe that the continuing directors provision of certain Company plans negatively impacts shareholders. The continuing directors provision of the plans actually restricts the payment of benefits to executives, which protects the Company and its shareholders. For instance, under the CCSA, a change in control is defined as: (a) a merger of the Company; (b) a sale of all or substantially all of the Company's assets; (c) a person acquiring 51% or more of the Company's stock; or (d) a person acquiring 25% or more of the Company's stock, who changes a majority of the members of the Company's Board. However, if one of the change in control events occurs but the acquirer is controlled by (1) the company's directors or officers as of June 1, 1998 or (2) by an employee benefit plan approved by continuing directors (i.e., directors as of June 1, 1998 or successors nominated by such directors), no change in control has taken place. If the Company did not have a continuing directors provision in the CCSA, a change in control would be deemed to have occurred even if the same directors and officers were in office following the change in control as were in office on June 1, 1998. With the continuing directors provision, the Company is sheltered from paying out benefits in the event no CCSA-defined change in control has taken place. For the Proponent to make baseless and false assertions regarding the Company's continuing directors provision in its executive compensation plan is irresponsible and extremely misleading.
In the second paragraph of the Second Submission, the Proponent indicates that so-called "new directors" "do not necessarily" get the same power as the old directors. This is misleading because, generally, so-called "new directors" are "continuing directors," even if elected in a proxy contest in which the current Board is replaced. It is only in limited situations, such as where a person has acquired 15% or more of the Company's stock (or announced a tender offer to do so) or a proxy contest where a person has stated an intention to acquire 15% or more of the Company's stock, that

so-called "new directors" are not also "continuing directors." The Proponent, by suggesting otherwise, leads shareholders to wrongly believe that the Company's rights plan is intended to limit the power of directors elected by shareholders in opposition to the existing Board.
**6* The second paragraph of the Second Submission also states that, because of the continuing directors provision used in the change in control provisions of the Company's compensation plans, so-called "new directors" may be "constrained in their ability to fire existing management." This is absolutely untrue and misleading. There is no restriction under these arrangements on the ability of the Board to remove the management of the Company. All members of the Company's management are "at-will" employees who can be terminated by the Company at any time, with or without cause. The change in control provisions merely set forth the compensation which may be required to be paid to employees, under certain limited circumstances, as a result of such a termination.
The third paragraph of the Second Submission makes several statements such as "dead hands send a terrible message," "they make the company look weak and defensive" and "dead hands should be eliminated as a matter of democratic principle" without any supporting documentation. In fact, the continuing directors provision is an additional safeguard for the Company, its shareholders and its employees against certain changes in control. In addition, the Company's definition of when a change in control takes place under its compensation plans uses the continuing directors provision to limit benefit payments when there has been no real change in control. They do not accelerate the timing of payment of benefits under those plans. Accordingly, the foregoing statements are false and misleading. [FN3]

FN3. At best, such statements are merely the opinions of the Proponent, not facts as the Proponent asserts.

End of Footnote(s).

By using false and misleading statements throughout the supporting statement in the Second Submission, the Proponent creates false impressions about the impact of the continuing directors provision on the operation of the Company's rights plan and compensation plans. This misinformation is inflammatory in nature and is intended to incite shareholders to support the Proponent's proposal.
In addition to the Proponent's supporting statement being false and misleading, the first part of the resolution in the Second Submission, which states that "the board of directors should endeavor not to discriminate among directors based upon when or how they were elected," is so vague that shareholders would be unable to determine or understand exactly what actions or measures they were adopting. Even though the Proponent may not have intended that the submission have an effect on matters other than the continuing directors provision of the rights plan and the employee compensation plans, the manner in which the resolution is worded is so broad as to affect matters other than the Proponent's intended continuing directors provision. Indeed, if the shareholders voted on this resolution in its present form, they would not be able to understand with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. In addition, if a resolution with this type of wording was passed, the resolution would have sweeping and broad ramifications with respect to the operations of the Board and the manner in which the Company conducts its business. A resolution that is worded in this overly broad manner could impact the daily operations of the Company and impact the Board's ability to function under Michigan law. Therefore, the lack of clarity and the vagueness of the resolution creates such indefiniteness and could cause such an impact on the Company's ordinary business operations, that the resolution is inconsistent with Rule 14a-9 and excludable under Rules 14a-8(i)(3) and 14a-8(i)(7).
*7 As described in this Section II, the submissions contain vague, false, misleading, inaccurate and unsubstantiated statements that cannot be corrected or cured. Accordingly, under Rules 14a-8(i)(3) and 14a-9, both proposals may be excluded from the Company's 2000 proxy materials.

III. BOTH SUBMISSIONS SHOULD BE EXCLUDED UNDER 14a-8(4) BECAUSE THEY ARE NOTHING MORE THAN SUBMISSIONS DESIGNED TO FURTHER A PERSONAL INTEREST WHICH IS NOT SHARED BY STOCKHOLDERS AT LARGE

The Commission has consistently taken the position that personal grievances and attempts to further personal interests do not belong in proxy materials. In discussing its position under Rule 14a-8(a)(4), the Commission has stated that such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large. See Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 135-22666 (October 14, 1982).
Although the submissions were sponsored by Company stockholders, both proposals were drafted and solicited by a third party, Mr. Aaron Brown, who is ineligible to submit a proposal under Rule 14a-8. Mr. Aaron Brown is co-founder of eRaider.com Inc., ("eRaider"), which owns and runs a website designed to publicize Allied Owners Action Fund, Inc. (the "Fund") and companies in which the Fund invests. [FN4] The Fund is a public, open-end mutual fund, co-founded by Mr. Brown in March 2000, which is currently actively seeking new investors. The Fund is managed by Privateer Asset Management, Inc. ("Privateer") for an annual fee of one percent (1%) of Allied's net assets. Accordingly, as the Fund's assets increase, so too do management fees to Privateer. Mr. Brown, as one of two owners of Privateer, personally benefits from Privateer's business activities. The history of eRaider and Mr. Brown can be found on the eRaider website at http://www.eraider.com. Neither eRaider, the Fund nor Privateer are eligible to submit a proposal under Rule 14a-8.

FN4. Martin Stoller is the other co-founder of eRaider and Allied, and is the other owner of Privateer.

End of Footnote(s).

On June 11, 2000, Mr. Brown made a public solicitation on the eRaider website message board. Specifically, Mr. Brown was looking for Company stockholders who could be used as "facades" to submit shareholder proposals in an effort to subterfuge the shareholder proposal process and put forward his agenda through the shareholders. Mr. Brown drafted the resolutions and posted them in their entireties on the eRaider message board. [FN5] His solicitation specifically said "we'll do the work, you just need to lend us your name." [FN6]

FN5. See Attached web page printouts, Exhibit 1.

FN6. See Attached web page printouts, Exhibit 2.

End of Footnote(s).

*8 The eRaider web site and the Fund work together to stir up public interest in, and attention to, the Fund and the Fund's holdings. The website indicates that "eRaider's traders go to work, quietly buying a substantial stake, typically just under 5% of the company. Then we announce, here at the eRaider website, that the raid is underway." [FN7] The eRaider home page describes a similar function of the Fund, gives a hyperlink to more information about "climbing aboard" the Fund, and invites the public to "join the first online corporate raiders as we use the Internet for progress and, if we target correctly, profit." [FN8]

FN7. See Attached web page printout, Exhibit 3.

FN8. See Attached home page printouts, Exhibits 4 and 5.

End of Footnote(s).

After reviewing the chain of events and observing the actions of Mr. Brown, the Company believes that there is such a close connection among Mr. Brown and his three organizations that his entire scheme, including the solicitation of shareholders to submit his shareholder proposals, appears to be nothing more than self-promotion and personal publicity in an effort to raise capital for his Fund. The predominance and fanfare with which Mr. Brown announces "targets" appears to be more of an attempt to garner a reputation and make a name for himself and his companies than a true concern for corporate governance. By its own admission, eRaider states "we love all publicity, good and bad. To paraphrase the old saying, just get our Internet address right." [FN9]

FN9. See Attached Exhibit 6.

End of Footnote(s).

Therefore, the proposals should be omitted from the Company's 2000 proxy materials in accordance with Rule 14a-8(i)(4) because they are founded in self- interest and are solely vehicles to further Mr. Brown's and his companies' reputations, increase the profits of Privateer and attract investors for his Fund.

IV. THE FIRST SUBMISSION SHOULD BE EXCLUDED UNDER RULE 14a-8(i)(7) AS IT REFERS TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

In a 1998 release modifying the stockholder proposal rules, the Commission included a revised interpretation of Rule 14a-8(i)(7). The Commission reversed its Cracker Barrel position [FN10] and stated that the Staff would look at social policy issues on a case-by-case basis and would consider certain factors in determining whether an employment-related proposal may be excluded under the Rule 14a-8(i)(7) ordinary business exception. One factor considered is that certain tasks are so fundamental to management's ability to run a company on a daily basis that they could not, as a practical matter, be subject to direct shareholder oversight. For instance, proposals concerning general employee compensation matters are considered ordinary business operations under Rule 14a-8(i)(7). In Reebok International Limited (March 16, 1992), the Staff concluded that a proposal concerning senior executive compensation could be included in proxy materials. See also, Executive Compensation Disclosure, Exchange Act Release No. 34-30851 (June 23, 1992). Proposals concerning issues of general employee compensation, however, including stock based compensation, are excludable as ordinary business operations. See T. Rowe Price Associates, Inc. (February 7, 2000); Bio-Technology General Corporation (April 28, 2000). The underlying policy for exclusion of proposals under Rule 14a-8(i)(7) is that the board of directors, not the shareholders, should be responsible for and handle ordinary business issues and problems. See SEC Release No. 34-191135, footnote 47 (October 14, 1982).

FN10. Which was that all employment related stockholder proposals that raised social policy issues could be excluded under the ordinary business exclusion.

End of Footnote(s).

*9 The Staff, on numerous occasions, has stated that the granting of stock options to employees is a general compensation issue that is excludable and is precisely the type of delegation of corporate decision-making that Rule 14a- 8(i)(7) was designed to prevent. See Bio-Technology General Corporation (April 28, 2000). The distinction between executive officer compensation and general compensation issues is that executive officer compensation has significant policy implications. See Executive Compensation Disclosure, Exchange Act Release No. 34-30851 (June 23, 1992). In instances where a proposal relating to employee compensation is not limited to executives officers, the Staff has found that such proposals involve the ordinary business operations of a company and may be properly omitted under Rule 14a-8(i)(7). Therefore, while executive officer compensation may be proper stockholder proposal subject matter, if executive compensation and general employee compensation are intertwined in a proposal, the Staff has determined that the proposal is not a proper subject matter for a stockholder proposal and may be excluded as ordinary business operations.

The First Submission relates to stock options for employees, officers and directors. The Company takes the position that stock options are part of the Company's general compensation plan. See MBNA Corporation (February 23, 2000). The First Submission requests that the Company consider disclosing stock option targets for all employees, officers and directors as a percentage of outstanding shares and, if grants in any year exceed the level sustainable under the long-term target, disclose the reasons for the overage. The problem with the First Submission in this regard is that it is all-inclusive and does not distinguish between employee stock options, and officer and director stock options. The thrust of the First Submission is to obtain information about the Company's total stock options as a percentage of outstanding shares. The Proponent makes no suggestion that he is attempting to obtain information concerning only executive stock options, but rather cites the potential dilutive effect of stock options generally as the reason for the proposal. This clearly indicates that the Proponent seeks information about all stock options, including those granted to employees. Accordingly, the proposal, by its nature, intertwines employee and executive compensation. Any attempt to truncate the employee options from the remainder of the submission would render the proposal meaningless, since it would no longer provide the desired information about the Company's net stock option grants and the potential dilutive impact of stock options on the Company.

Because the First Submission intertwines employee and executive compensation, it deals with ordinary business operations and is not a proper subject matter for a stockholder proposal. Accordingly, the First Submission should be omitted from the Company's 2000 proxy materials in accordance with Rule 14a-8(i)(7).

CONCLUSION

***10** For the foregoing reasons and on the bases of the authorities cited, the Company respectfully requests that the Commission concur in the view that both the First and Second Submissions may be omitted from the Company's 2000 proxy materials. We are sending the Proponents a copy of this letter and the Exhibits attached thereto, thus advising them of our intent to exclude the submissions. In the event the Staff does not concur with any of our views, we respectfully request an opportunity to discuss the matter, on behalf of the Company, prior to any final decision thereon. If there are any questions or further information required, please contact me at (313)568-5333.

Very truly yours,

Mark W. Peters
DYKEMA GOSSETT
400 Renaissance Center
Detroit, Michigan 48243-1668
Telephone (313) 568-6800

Sponsored by: Henry N Hulter, San Rafael California

Stock Option Resolution

The board of directors of Comshare granted stock options to employees, officers and directors in

fiscal 1999 equal to 9% of the shares outstanding, and in fiscal 1998 options equal to 8% of the shares outstanding. Since the options have ten-year terms, if the average rate of the last two years continues, options on 83% of the outstanding shares will be outstanding at any given time (ignoring cancellation and early exercise). This raises one of two problems.
1. If the board intends to continue granting options at this rate, shareholders should be warned to expect a highly unusual degree of potential dilution. While stock options are an excellent way both to compensate and motivate employees, excessive stock options can rob shareholders of a fair return on their investment. As the stock price climbs, option exercise will increase the number of shares, thereby slowing the rate of increase and eroding the return of public investors.
2. If the board intends to limit total options to a more normal level, say 15%, then grants already made could interfere the board's future ability to attract and retain employees; and to reward exceptional performance. The 1998 and 1999 grants were made in years without unusual needs to attract new employees (management remained the same and the company reduced employees by 30% and 13% respectively) and with poor stock performance (1998: Stock down 37%, Industry up 61%, Nasdaq up 31%; 1999: Stock down 61%, Industry up 145%, Nasdaq up 42%).
Resolved: That the board of directors consider disclosing their long-term target for stock options as a percentage of outstanding shares, and if net stock option grants in any year exceed the level sustainable under the long- term target, the board make public the reasons for the overage.

Sponsored by: Robert Mroski

Dead Hand Resolution

The board of directors of Comshare has adopted provisions that in certain circumstances discriminate between existing directors and newly-elected directors; and between existing and newly-hired management. For example, the poison pill is controlled by "continuing directors," not newly-elected ones unless nominated by the previous board. Also, the golden parachutes of top management are triggered by a change in control away from the officers and directors in place on June 1, 1998. These sorts of provisions are popularly known as "dead hands."
***11** Dead hands deprive shareholders of full control over their corporation. Shareholders can elect new directors, but the new directors do not necessarily get the full powers of the old directors; and any new directors may be practically constrained in their ability to fire existing management, or even to make minor reassignments, changes or reorganizations.
In Comshare's case, the practical consequences of dead hand provisions are small. But dead hands still send a terrible message to shareholders that the board and management are unwilling to give full respect to the results of shareholder votes. They make the company look weak and defensive, and may discourage investors. In any case, dead hands should be eliminated as a matter of democratic principle.
Resolved: the board of directors should endeavor not to discriminate among directors based upon when or how they were elected, and should try to avoid defining change of control based upon officers or directors as of some fixed date.

LETTER TO SEC

July 28, 2000

DAVID MARTIN
DIRECTOR OF THE DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549

In Re: Comshare, Incorporated -- Letter Dated July 20, 2000 from Mark W. Peters of Dykema Gossett, request for no action letter regarding shareholder proposals

Dear Mr. Martin:

I am addressing this letter to the top because Richard Koppes suggested to me that you would be personally interested in this issue. I am also starting high on my own behalf, since the issue that strikes at the heart of my business, and of innovations in shareholder activism in general.

I am a finance professor and president of eRaider.com Inc. eRaider runs a website devoted to organizing individual shareholders to provide active oversight of companies owned by Allied Owners Action Fund. Shareholders of one such company, Comshare, participated in the drafting of two shareholder resolutions. Although each of these grew out of general shareholder concerns, most of the actual drafting was done by corporate governance experts who work as moderators at the eRaider site. After consensus was reached at the message board, sponsors were selected from among the qualified participating shareholders.

Comshare asked the SEC for a no-action letter to omit the proposals from their proxy statement. Three of the four grounds cited are routine objections: improper subject matter, false and misleading statements and ordinary business operations. However the other ground, to my knowledge, is novel and poses a severe threat to shareholder activism.

Comshare looks through the sponsors of the resolutions and the text, to the motivation of me personally. They cite rule 14a-8(4) that the resolutions are designed to further a personal interest not shared by stockholders at large. They cite two related interests, a desire for "self-promotion and personal publicity" and a desire to increase assets under management in the Allied Owners Action Fund by gaining a reputation as an activist investor.

**12* There is nothing in the content of the resolutions to suggest such an interest, Comshare cites only general evidence of the undisputed facts that I benefit financially from increasing assets under management of Allied Owners Action Fund; and that the Fund's primary marketing tool is its reputation for shareholder activism.

Any activist can be accused of desiring personal publicity, and any activist money manager can be accused of trying to increase assets under management through a reputation for activism. Therefore any shareholder resolution drafted with the help of well-known activists or activist institutions can be challenged on these grounds.

I submit that there is nothing wrong with the desire for publicity if it does not affect the content of the resolution and is secondary to the purpose of increasing shareholder value. In order to justify the trouble and expense of submitting resolutions, the sponsor generally hopes that the attendant publicity will lead to improvements in corporate governance at other companies and will encourage more investors to consider corporate governance in their investing decisions (including, not incidentally, by investing with the sponsor if it is a money manager). If Comshare's argument is accepted, no one can work on shareholder resolutions except unknown amateur investors who hold only one stock and care nothing for the general principle of corporate governance. Such people are likely to be dismissed by companies are nuisance activists, and may well run afoul of other SEC shareholder resolution rules.

I believe that otherwise valid shareholder resolutions should not be omitted because some of the people who worked on them want publicity, either for its own sake, to promote corporate governance in general or to attract assets under management. Only if the text of the resolution itself is self-promoting or if there is specific evidence that the primary motivation is profit via publicity should the Commission consider the objection.

I believe that increasing numbers of shareholder resolutions will come from shareholder groups organized on the Internet, either ad hoc or with the help of organizations such as the Corporate Library, CorpGov.Net, the Northwest Corporate Accountability Project or eRaider. It is almost impossible for these groups to form without actively seeking publicity. For that matter, any innovation requires self-promotion from some person or organization. Comshare's argument amounts to an attack on innovation in corporate governance.

I promise the rant is over. Here are my point-by-point comments on Comshare's letter.

Page 2, Objection I

Objection: The dead hand resolution violates Michigan state law because it mandates actions by the board.
Whether the words "should endeavor" and "should try" are mandates or recommendations is a technical legal matter that I am unqualified to address. However, in plain English, these phrases are two stages removed from commands: they do not require the board to act in any specific fashion, they state that shareholders would like the board to have certain goals.
13 I have no objection to qualifying the resolution to eliminate this objection. The intention is to inform the board that shareholders dislike the practice, not to force the board to eliminate it immediately. Therefore we could preface the resolution with "To the extent permitted by Michigan state law" or "Shareholders suggest" or another formulation acceptable to the Company.

Page 4, Objection IIA: The Stock Option proposal is false and misleading.

My general reaction is that the objections are actually rebuttals that would be properly included in the proxy statement rather than used as a grounds for omitting the proposal. It is relevant that the proposal only asks the board to disclose its policy for granting options, rather than to change that policy. If the Company is really concerned that important information has been omitted in the proposal, that is all the more reason for the board to increase disclosure rather than fight it.
Several of the objections deal with the 83% figure in the resolution, treating it as a projection. It is not. It is an extrapolation to show the effect of continuing to grant options at the average rate of the last two years. It is included to show that the board must either reduce that rate (which may hurt their ability to attract new employees and reward exceptional performance), subject shareholders to a highly unusual degree of dilution, or rely upon cancellation (which is uncertain, and generally means either employee terminations or poor stock performance) and early exercise (which is dilutive). Since each of these choices have significant disadvantages, it is fair to ask the board how they plan to choose among them.
The extrapolation is analogous to: "If Company XYZ continues to lose money at the average rate of the last two years, it will extinguish shareholder equity by June 2002 (ignoring any new equity issuance)." This does not predict a negative net worth, it shows that the company must either reduce losses, raise equity or face insolvency.
Objection: The proposal fails to mention that there are only 600,000 shares that remain available for grant.
The proposal is limited 500 words to state its case. It is unreasonable for it to have to include all counterarguments.
In any case, the proposal does not state that the Company will eventually grant options on 83% of the outstanding stock. It says that if the current rate of granting continues, either there will be an unusual degree of dilution or the Company will be forced to stop grants. The fact that only 600,000 shares remain available for grant is an argument that the second alternative is more likely than the first, not that the proposal is false or misleading. The fact that the board is granting options at an unsustainable rate is an argument in favor of the proposal that the board disclose its plans. However, I have no objection to including this fact in the proposal.
Objection: Option grant calculations are based on options granted rather than options granted net of cancellations.
14 This is neither false or misleading, the basis of projection is clearly stated in the resolution. It is a matter of judgment whether projections should be based on gross or net issuance; it comes down to whether the rate of cancellation is something that can be reliably projected into the future. I believe that it cannot for three reasons.

1. The Company reduced its workforce significantly which accounted for many of the historical cancellations.
2. The stock price has declined significantly, rendering most options almost worthless, and therefore employees had no incentive to avoid cancellation. If the stock price rises, employees will avoid cancellation by staying at their jobs and by early exercise. Since the options are only valuable if the stock price rises, this is the only scenario of interest.
3. The options cancelled were at much higher exercise prices than the options granted. A proper analysis would compute the net delta of issuance (approximately, the change in number of options outstanding times probability of exercise; if you cancel an option at $10 per share and issue one at $5 per share you have increased the delta of outstanding options although the number of options remains the same) because delta measures the economic dilution to shareholders. But this is beyond the scope of a 500-word proposal.
The Company is free to present their own projections based on net issuance and let the shareholders decide which is more relevant. In fact, this is more or less what the resolution asks for.
I have no objection to restating the projections based on net issuance, but this would require an analysis with more assumptions than can fit in 500 words; and open to even more objections than the simple calculation in the proposal. If the Company wishes to do this, I suggest that we agree on joint projections not part of either the resolution or the rebuttal.
Objection: Proposal suggests that Company's outstanding options are at an abnormal level.
This is not true. The proposal makes no mention of the level of outstanding options, just the rate of option granting. In fact, the Company's outstanding options are within the normal range: the issue is that most of them have been granted in the last two years. Shareholders are entitled to ask the board's views on whether that rate will continue. I have no objection to including a statement that total outstanding options are within normal levels (assuming this is still true after 2000 grants).
Objection: "Excessive stock options can rob shareholders of a fair return on their investment" and "as the stock price climbs, option exercise will increase the number of shares, thereby slowing the rate of increase and eroding the return of public investors" are undocumented opinion.
I consider these statements self-evident, but perhaps that's only true to a finance professor. I have no objection to either citing an expert opinion verifying these statements, replacing them with quotations from well-known finance textbooks or adding a phrase such as "In the opinion of..."
***15** I also reply that there is nothing in the rules prohibiting opinions in shareholder resolutions. The Company is free to rebut them.

Page 5, Objection IIB

Objection: The poison pill is not "controlled" by continuing directors.
This is a matter of the definition of "control." The resolution does not mean to imply total control, just that continuing directors have more power than other directors. The usage is the same sense as, say, "Congressional committee chairmen control which bills are submitted to Congressional vote" although every committee member has an equal vote. This point is more suited to rebuttal than exclusion but I have no objection to replacing the sentence with "For example, continuing directors have certain powers over the poison pill that are not shared by newly-elected directors unless nominated by the previous board."
Objection: Golden parachutes are not triggered by change in control away from officers and directors in place on June 1, 1998.
I'm not sure I understand this objection. I think the Company is arguing that there are two requirements, the one stated in the resolution and that the executive must be terminated. In the first place, the existence of two requirements doesn't mean you cannot describe one as a "trigger." For a gun to fire it must be loaded and someone must pull the trigger. In the second case, a golden parachute (by plain English definition) requires a termination, so this is not really an additional requirement.

More fundamentally, the resolution is concerned with any distinction between existing and newly elected or hired directors and officers. The precise nature of those differences is not the issue.
I have no objection to rewording this as "triggered, in part,".
Objection: It is misleading to imply that the dead hand provisions hurt shareholders.
This section is pure rebuttal.
It is astonishing that the Company would make this argument. Yes, the dead hand provision in the golden parachute restricts the unfurling of said parachute. How can the Company argue that this is a self-evident advantage to shareholders unless they are saying the golden parachute is bad?
However, even accepting that the golden parachute is bad, it does not follow that restricting it is good. Perhaps without the restriction it would not have been approved in the first place.
In any event, the proposal does not claim harm from dead hand provisions. It explicitly states that the practical effect is small. The resolution opposes dead hand provisions as a matter of democratic principle.
I have no objection to changing the resolution to read that "the practical effect is small and may act in shareholder interests by reducing the harm of management's golden parachutes."
Objection: It is misleading to state that new directors do not necessarily get the same powers as old directors because most new directors will be continuing directors.
***16** The proposal is true and not misleading because it says only new directors do not necessarily get the same powers. I do not see any reasonable basis to predict how many new directors will be continuing directors. Moreover, it's not simply a question of numbers. Continuing directors are more likely than non-continuing to agree with existing board members, so the issue of their power is less important.
I have no objection to adding a clause spelling out the circumstances in which the dead hand applies more clearly but I think it unnecessary because the proposal is based on principle, not likelihood of application.
Objection: New directors may be constrained in their ability to fire existing management.
The Company argues correctly that new directors are not restricted in this ability, but the proposal claims only a constraint. The constraint, as is obvious from the context, is that it could be very expensive.
I have no objection to changing the wording to new directors might find it expensive to fire existing management.
Objection: "Terrible message," "weak and defensive," and "democratic principle" assertions are undocumented.
These statements in context are clearly opinion, the very issue shareholders are asked to vote on.
I have no objection to providing expert documentation for the assertions.
Objection: Proposal creates a false impression about the impact of dead hand provisions.
This is explicitly denied in the proposal. It states clearly that the practical effect is small.
Objection: Resolution is vague.
The resolution is quite clear. "The board of directors should endeavor not to discriminate among directors based upon when or how they were elected, and should try to avoid defining change of control based upon officers and directors at some fixed date." When an issue of director powers comes up, the board is asked to try to resolve the issue in a way that treats all directors equally. When the board is defining change in control, they are asked to try to avoid using a fixed date formulation. These are not "sweeping and broad" effects that "impact ordinary business operations" and "the Board's ability to function" as claimed by the Company. They apply in limited circumstances concerning director and senior management control of the Company. I can find only two instances in the history of the Company in which the resolution would have had an effect, both having to do with anti-takeover provisions rather than ordinary business operations. Moreover, the proposal only asks the board to try to avoid unequal director powers and fixed-date formulations, it does not forbid them.
I have no objection to narrowing the proposal with the preface "When designing anti-takeover provisions..."

Page 8, Ojection III

The first two objections and the fourth deal with routine objections to shareholder proposals. This third objection, if upheld, would be precedent- setting and would deal a serious blow to shareholder rights.

*17 The Company's argument here raises the side issue that the legal sponsors of the resolutions were solicited by the drafter. This is minor and I will deal with it below. The key objection would apply even if the drafter were legally able to sponsor the resolution directly.

The Company claims, without evidence, that the only purpose of the resolutions is to generate publicity for me personally, and thereby increase investment in the Allied Owners Action Fund. I deny this. The resolutions are proposed in order to improve shareholder value at the Company.

It is true that I expect to personally profit both through my holdings of the Company stock and through increased investment in the Allied Owners Action Fund due to improved Fund performance caused by the increase in the Company stock price. This is true of any shareholder and any investment management company.

It is not true, but I don't blame anyone for suspecting, that I expect to profit personally through becoming a well-known shareholder activist: consulting, writing books, getting a professorial chair somewhere. Again, this is potentially true of any shareholder activist.

However, identification a possible side motive of any person connected with a shareholder resolution cannot be enough to exclude it. In this case, the resolutions are normal proposals supported by many corporate governance experts. Nothing in them identifies eRaider or me personally. Therefore, the Company's argument is supported only by the observation that eRaider, like most companies, seeks publicity. CalPERS, TIAA-CREF, Lens, Hermes, Relational Investors and the Corporate Library are not shy either and, with the exception of CalPERS, stand to gain investment fees through publicity attached to their shareholder resolutions; principals of these organizations have made careers out of being famous shareholder activists.

I believe the Company should have to provide a very strong case that the primary motivation for the resolution is publicity. I should not have to defend my motives. If the resolution is reasonable on its face and the sponsor is legally qualified, the burden of proof should be on the Company to show a third-party drafter's motivations fatally taint the entire process.

While the shareholder resolution process is accessible to individual shareholders without special training or experience, many resolutions are actually group efforts in which professional money managers and experienced activists play a role. This objection can be made against any such effort.

Objection: The resolution sponsors were solicited by the drafter.

This is perfectly true. Although the Allied Owners Action Fund is a buy-and- hold fund with a large position, it did not start buying the Company's stock early enough to qualify as a sponsor.

The resolutions grew out of discussions at the eRaider message boards among many shareholders, were drafted by corporate governance experts who serve as moderators at the eRaider site, then were amended based on suggestions at the board. The actual sponsors were selected from posters at the eRaider message board, who read the proposed resolutions and agreed with them.

*18 The sponsors are not "facades" as the Company claims. The opposite is true, I would prefer to submit the resolutions under my own name or that of eRaider. Not to get more publicity (although I do not deny that I like publicity for my business) but to reflect more accurately the genesis of the resolutions. In fact the facade accusation contradicts the Company's accusation that the only motive for the resolutions is publicity for eRaider.

As I understand it, the qualification rule for sponsors is to exclude resolutions unsupported by any long-term shareholders with significant holdings. If a qualified shareholder sponsors the resolution, it should not matter how many non-qualified people help with the process.

In any case, this objection would have more weight if the resolutions reflected narrow special interests. Resolutions of the type in question have often garnered significant shareholder support, and

I expect both of these to win majorities. Therefore, the Company's attempt to prevent a vote by questioning the sponsor selection process smacks of exploiting a technicality. This is not a case of trying to sneak in an off-the-wall proposal that will not get even 5% support, but a serious attempt to win shareholder agreement to mainstream corporate governance principles.

Page 9, Objection IV

Objection: The stock option resolution deals with employee compensation.
I would agree with this objection if the resolution sought to restrict or condition employee stock option grants. However, it only asks the board to consider stating a policy concerning the total number of options granted. This is of interest to shareholders due to its dilutive impact on the stock, not due to its effect on employee compensation. For the purposes of the proposal it does not matter if the stock options are granted to executives, employees or unrelated third parties; or for that matter whether they are sold in the market.
Considering stating a policy in no way interferes with the flexibility of the board and management to set employee compensation. The information on options granted is available to shareholders after the fact, the resolution only asks the board to consider disclosing a target value before the fact. This is an essential piece of information for valuing the stock and judging the performance of the Company.
Thank you for your time and attention.

Sincerely,
Aaron Brown

SEC LETTER

1934 Act / s -- / Rule 14A-8

August 23, 2000

Publicly Available August 23, 2000

Re: Comshare, Incorporated
Incoming letter dated July 20, 2000
The first proposal relates to Comshare's "long-term target for stock options." The second proposal relates to Comshare not "discriminat[ing] among directors based upon when or how they were elected" and "try[ing] to avoid defining change of control based upon officers or directors as of some fixed date."
There appears to be some basis for your view that Comshare may exclude the first proposal under rule 14a-8(i)(7) as relating to its ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Comshare omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Comshare relies.
*19 There appears to be some basis for your view that Comshare may exclude the second proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Comshare omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Comshare relies.

Sincerely,

Jonathan Ingram

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2000 WL 1201625 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **Weirton Steel** Corporation
Publicly Available April 21, 2000

LETTER TO SEC

December 1, 1999

MR. WILLIAM UNDERWOOD
1217 NORTH 4TH STREET
TORONTO, OH 43964
Re: Annual Meeting Submission

Dear Mr. Underwood:
This acknowledges receipt on behalf of Weirton Steel Corporation of your letter to me dated November 4, 1999 which was received on November 18, 1999 containing a proposal and supporting statement which you seek to have included in Weirton Steel's proxy statement for its Year 2000 Annual Meeting of Stockholders.
As you recognize from your letter, Weirton Steel is a publicly traded company. As such, its proxy materials are governed by detailed regulations of the Securities and Exchange Commission. For your information, I am enclosing a copy of the SEC's Rule 14a-8 which is entitled "Shareholder Proposals." You should review the provisions of that rule carefully in connection with the further steps you must take and the required time frame in which to take them in order to have your proposal considered for inclusion in the proxy materials.
In order for Weirton Steel to consider the proposal referred to in your letter for inclusion in the upcoming year's proxy materials, you will have to comply with Rule 14a-8, initially at least in the respects set forth below.
Please note that Rule 14a-8(b) Question 2 requires a proponent to own at least $2,000 in market value of securities entitled to vote on the proposal, to have held that minimum level of securities for at least a year, and to continue to hold them through the meeting date. The Company is entitled to request appropriate documentation and written confirmation from you, as a proponent, of the matters set forth in Rule 14a-8(b) Question 2. (For example, in your letter, you do not reference (x) the nature or extent of your holdings, (y) the length of time you have held the required level of stock, or (z) that you intend to continue to hold your securities through the meeting date.) This letter constitutes the Company's request for the required documentation. See Rule 14a-8(b)(2)(i).
From the Company's review of its list of stockholders of record, it does not appear that you hold shares in your own name. The Company's records do disclose that you appear to be a participant in the Company's Employee Stock Ownership Plans. However, account ownership data under the 1984 and 1989 ESOPs is confidential and not available to the Company for stockholder voting purposes without your consent. Therefore, if your claim of sufficient ownership under Rule 14a-8 is based on your ESOP holdings, you should indicate that in your reply and disclose the details of your ownership, such as by providing a copy of your most recent ESOP participant statement and/or a letter from the ESOP Administrator (or the ESOP Trustee) which contains the necessary information. The ESOP Administrator is Mr. William Blakemore and his phone number is (304) 797-4646.
After it has been furnished with all the information required under Rule 14a- 8, Weirton Steel will consider the effect of the other provisions of the Rule on the proposal being submitted. Nothing in this letter should be understood as expressing any conclusion at this time on the part of Weirton Steel as to whether the proposal is includable or excludable under Rule 14a-8.

*2 If you desire to pursue the issue of having your proposal included, please furnish your response to the Company within 14 calendar days, counting the time from your receipt of this letter. Please note that your response must be postmarked or transmitted electronically by that deadline. See Question 6 (Rule 14a-8 (f)). I also call to your attention Question 5 (Rule 14a-8(e)), which states that shareholders should submit materials by means that permit them to prove delivery in order to avoid controversy. All inquiries and any further responses concerning this matter should be directed to the undersigned.
If there is anything which you would like to discuss further, my direct dial telephone number is (304) 797-2111.

Yours truly,
William R. Kiefer
Vice President . Law & Secretary
WEIRTON STEEL CORPORATION
400 Three Springs Drive/Weirton, West Virginia 26062-4989 Phone (304) 797-2000

ENCLOSURE

December 7, 1999

WILLIAM R. KIEFER
VICE PRESIDENT - LAW & SECRETARY
WEIRTON STEEL CORPORATION
400 THREE SPRINGS DRIVE
WEIRTON, WEST VIRGINIA 26062
Re: Annual Meeting Submission

Dear Mr. Kiefer:
My purpose in writing is to reply to your correspondence of December 1, 1999, which requested certain documentation and confirmation from me regarding information required by the Securities and Exchange Commission.
Accordingly, please find enclosed confirmation which I obtained from the E.S.O.P. Administrator, which indicates that I currently hold 2,052.01 shares of Weirton Steel Corporation common stock. I have held these shares since 1989, when Weirton Steel Corporation first became a publicly traded company, and these shares were distributed to active employees as part of the E.S.O.P. Please be advised that I intend to continue to hold these shares through the forthcoming annual meeting date. A copy of my most recent E.S.O.P. participation statement is also enclosed for your review.
Accordingly, would you please treat this correspondence and enclosed documentation as my response to the Company's request for information pursuant to SEC Rule 14a-8(b). Please do not hesitate to contact me if you require anything further with regards to this matter.
Thank you for your assistance in this regard.

Sincerely,
William Underwood

LETTER TO SEC

February 10, 2000

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: Weirton Steel Corporation (1-10244) Rule 14a-8 (i); William Underwood

Gentlemen:
On behalf of our client, Weirton Steel Corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), we hereby enclose six (6) copies of this letter and the following attached items:
1. Letter dated November 4, 1999 (received by the Company on November 18, 1999) from William Underwood (the "Proponent") enclosing a proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2000 Annual Meeting of Stockholders;
*3 2. Letter dated December 1, 1999 of the Company acknowledging receipt of the Proposal and requesting documentation to be furnished pursuant to Rule 14a-8(b); and
3. Letter dated December 7, 1999 of the Proponent supplying certain requested documentation
The purpose of this letter is to (i) advise of our client's intention to exclude the Proposal and statement from its proxy materials as permitted by Rule 14a-8(j), (ii) set forth, on behalf of the Company, an explanation of why the Company believes it may exclude the Proposal, and (iii) request the concurrence of the staff of the Commission in the Company's determination to exclude the Proposal. A copy of this letter is being furnished to the Proponent simultaneously with this filing.

Nature of the Proposal

The Proposal consists of a resolution requesting the Board of Directors of the Company to amend the Company's Restated Certificate of Incorporation (the "Charter") and By-laws:
"such that the directors and officers of the Corporation are held accountable for the decisions which they make affecting the Corporation"
The supporting statement to the proposed resolution consists, in its entirety, of the following:
"[The Proponent] asserts that the Company has been detrimentally affected by a lack of accountability at the Board of Directors level of the Corporation, and that this proposal would result in greater awareness and caution on behalf of the Company's directors and officers when making decisions of importance to the Company's future direction."
The Proposal was submitted in a timely manner, and the Proponent has established his qualifications to submit it.

The Company

The Company is a major domestic steelmaker with annual sales approximating $ 1.1 billion. It was organized in 1982 and commenced operations in 1984, having acquired the assets and business of the former Weirton Steel Division of National Steel Corporation. Since 1989, the Company's Common Stock and its debt securities have been listed and traded on the New York Stock Exchange. A significant portion of the Company's Common Stock and substantially all its Convertible Voting Preferred Stock, Series A, is owned by its employees through two employee stock ownership plans ("ESOPs"). The Proponent is a participant in those ESOPs and has been so at least since the time of the 1993 Amendment discussed below.
The Company is a Delaware corporation. As such, it is governed by the provisions of the Delaware General Corporation Law, 8 Del Code Ch 1 (the "DGCL").

Reasons for Excluding the Proposal

The Company believes that the Proposal and supporting statement may be excluded on the basis of

Rule 14a-8 (i)(3). Rule 14a-8 (i)(3) permits the exclusion of such materials where they are contrary to any of the Commission's proxy rules, including Rule 14a-9, the antifraud rule. The Company believes that the Proposal and supporting statement taken together violate Rule 14a-9 in a number of respects discussed in more detail below.

*4 Rule 14a-9 provides, in pertinent part, that:

"No solicitation...shall be made by means of any proxy statement... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements made therein not false or misleading..."

The Note to Rule 14a-9 provides certain examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of the rule, including:

"(b) Material which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper [or] illegal...conduct without factual foundation."

As noted above, the Company is governed by the provisions of the DGCL, including Section 141, which provides in pertinent part:

"The business and affairs of every corporation shall be managed by or under the direction of a board of directors, except as otherwise may be provided in this chapter or in its certificate of incorporation..."

It is both fundamental and elemental that, under judicially developed law and other sections of the DGCL related to Section 141, directors of Delaware corporations are fiduciaries with respect to their management of corporate business affairs. As such, they are required to perform their fiduciary duties, including duties such as due care and loyalty, in accordance with prevailing standards governing those duties. These standards are well established for fiduciaries of Delaware corporations, so much so that their wide acceptance and sureness of application helps to account for the large number of Delaware corporations. For example, a director must act with a certain degree of prudence in making business related judgments and must maintain an absolute loyalty to the corporation's interests over his own. Fiduciaries who fail to perform in accordance with applicable standards may be subjected to a broad range of remedies, including personal liabilities for damages, injunctive relief, disqualification and other penalties.

During the 1980s, an increasing volume of damage-related litigation, escalating liability insurance premiums, and confirmation by the Delaware courts that personal liability for monetary damages could be applied broadly to directors, led to an exodus from corporate boardrooms and a conclusion by the Delaware Legislature that the quality and stability of the governance process in Delaware corporations was being threatened. In response, in 1986, the Legislature amended the DGCL by inserting Section 102 (b) (7) into the powers and provisions section of the statute. Section 102 (b)(7) permits Delaware corporations to include in their certificates of incorporation:

"a provision eliminating the personal liability of a director to the corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:(i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the title [relating to the improper declaration of dividends]; or (iv) for any transaction from which the director derived an improper personal benefit."

*5 Section 102 (b) (7) applies only to the elimination of monetary damages for certain breaches of fiduciary duties (by process of elimination, those which center on the duty of "due care"). It does not reduce or otherwise shield a fiduciary from injunctive relief for any type of breach, whether relating to due care, loyalty or otherwise.

During the early 1990s, the Company itself was involved in litigation seeking monetary damages for alleged breaches of fiduciary duty on the part of certain of its directors. During the pendency of that litigation, the Company's liability insurance coverages were forced to be cut in half, its deductible levels were nearly tripled and its premiums were increased by a third. As a result, the Company's Board of Directors passed an amendment (the "1993 Amendment") to the Company's Charter adopting the provisions of Section 102 (b)(7) and submitted it to stockholders at the 1993 Annual Meeting. The 1993 Amendment was approved by the requisite stockholder vote. The Company's proxy statement dated April 30, 1993 explained that the Board of Directors considered the 1993 Amendment crucial to the Company's need to attract and retain qualified directors and to obtain insurance coverages at reasonable rates. Moreover, it was noted that substantially all the Company's major competitors in the steel industry already had adopted Section 102 (b) (7) provisions, as had 221 of the 292 Delaware corporations comprising the Fortune 500. Since the 1993 Amendment, the Company's ability to maintain adequate insurance coverages has normalized, the continuity of its board membership has not been disturbed by concerns voiced over personal financial exposure, and no further fiduciary litigation has ensued.

The Proposal taken by itself, and in the context of the Company's history and experience with director liability issues as described above, is both vague and false and misleading. The Proposal must stand on its own to meet the regulatory standards under Rule 14a-9. Its retention in the proxy materials cannot depend on forcing the Company to issue corrective disclosures to cure the Proponent's violations.

The Proposal is vague in the sense that it uses the term "accountable" and "accountability" in a manner which could confuse stockholders. If the Proposal was meant to indicate that directors are not accountable for the decisions they make affecting the Company relative to the stockholders as an electorate, then Proposal is certainly false. The Company's directors serve fixed terms of office and must be elected, and re-elected, by the stockholders to remain in office. In that sense, directors are strictly and directly accountable to the stockholders. If directors make objectionable decisions, they risk not being elected.

On the other hand, the Proposal probably is meant to indicate that directors are not accountable in the sense that they cannot be held personally liable for their decisions. In using the term "held," the Proposal seems to employ the term "accountability" in that sense, equating it with financial responsibility or monetary liability. However, that too is substantially false and misleading, and to a material degree. In calling for a Charter amendment to make directors "accountable" and in asserting that thus far there has been a "lack of accountability," the Proposal effectively represents to the stockholders that no liabilities or other consequences exist at the present time. Based on the Proposal and its assertion in the supporting statement that the Company has been "detrimentally affected," stockholders could fairly conclude that no standards of conduct exist by which directors can be held liable for their decisions, and that directors do not face monetary exposure which otherwise might cause them to have "greater awareness and caution." Faced with such conclusions, stockholders might readily agree that a Charter amendment is needed to remedy those deplorable conditions.

**6* Obviously, in light of the discussion relating to Section 102 (b)(7), such a conclusion would be highly erroneous. Not only would it be erroneous, but it would be based on false and misleading statements concerning facts stockholders would consider material in determining how to vote on the Proposal. Well established standards of liability exist for the Company's directors, and so does continued exposure to personal liability for monetary damages for a broad range of fiduciary duty breaches, in addition to amenability to injunctive relief for all misconduct. It is true that, after the 1993 Amendment, directors can no longer be held personally liable for monetary damages for breaches of the duty of due care (and even then, they can be liable where that duty is involved in non-relievable acts). However, that modified level of liability, the standard which has become common for most major Delaware corporations, can hardly be characterized as a "lack of accountability."

Moreover, the Proposal omits to state material facts necessary to make the statements contained in it not misleading. The Proposal not only ignores the substantial liability directors face at the present time, but also fails to allude to the fact that the Company's stockholders have already made a specific determination regarding the "accountability" issue. They decided, through the 1993 Amendment, to balance the relevant issues, resulting in the modified level of liability in force today. They did so after considerable experience (the pre-Section 102 (b) (7) standards were in effect for almost ten years) and full disclosure. Of course, it can always become appropriate for stockholders to reconsider their decision, but the Proposal omits an important fact by not disclosing that the specific issue was dealt with in the last few years, culminating in a reduction of directors' exposure, not an increase. These events occurred while the Proponent was a stockholder and he has, or should have, personal knowledge of them.

Furthermore, the Proposal asserts that the Company "has been detrimentally affected by a lack of accountability at the Board of Directors' level." That statement is made totally without factual foundation, basis or reference as to what constitutes the so-called detriment being complained of. Stockholders are left to speculate fruitlessly that something has been done improperly in managing the Company's affairs, but have no indication of what it might be. As such, it is a misleading statement precisely of the kind illustrated in Note (b) to Rule 14a-9. If the Company has been affected adversely by reduced liability for directors, or even if the Proponent just "believes"such to be the case, the Proponent must set forth some causes or reasons that support such fact or belief. Innuendo does not meet the standards of Rule 14a-9.

The Company believes that the entire Proposal and supporting statement should be omitted because they cannot be corrected by simple revision, i.e. the addition or subtraction of just a few words. Taken as a whole, the amount of re-writing to the Proposal necessary to (i) accurately explain what is meant by accountability, (ii) fairly characterize the existing status of directors' exposure to personal liability (so that stockholders can perceive if there is a real need for raising it), (iii) disclose the context of raising the liabilty threshold in view of the Company's prior experience in lowering it, and (iv) correct the assertions of misconduct due to a lack of accountability, would result in such an overhaul of the Proposal that it would differ materially from that which was submitted prior to the year-end deadline. As such, it would be unfair to allow the Proponent the opportunity to submit a completely redrafted proposal at this late date.

Conclusion and Additional Matters

*7 On the basis of the foregoing, we respectfully request on behalf of the Company, the concurrence of the staff with our conclusion that the Proposal may be excluded from the Company's proxy statement relating to its 2000 Annual Meeting of Stockholders.

We understand that the Company has selected May 24, 2000, as the date for its 2000 Annual Meeting. In order to be in a position to file its definitive proxy materials for that meeting by a date not later than April 24, 2000, the Company also respectfully requests the staff to waive the 80 day period under Rule 14a- 8(j) which runs from the filing made hereby. The Company believes that the staff's permission in that regard will assist it in having a longer and more thorough soliciting period, thereby serving the best interests of investors. As shown above, the Company has been diligent in its exercise of its duties under Rule 14a-8. The reason this filing could not be made sooner was due to the rescheduling of the directors' meeting at which the issue of stockholder proposals is considered from late January to February 10 this year, thereby making such date the earliest practicable date for the board to issue instructions to management regarding the Proposal and this filing to be made. As filed, this request still makes an allowance of not less than 73 calendar days until the planned filing of the definitive proxy materials.

If there are any further questions concerning this submission, the staff is requested contact the undersigned at the above number.

Sincerely,
James A. Testa

ENCLOSURE

November 4, 1999

MR. WILLIAM R. KIEFER, ESQ.
VICE PRESIDENT & SECRETARY - LAW
WEIRTON STEEL CORPORATION
GENERAL OFFICES
LAW DEPARTMENT
400 THREE SPRINGS DRIVE
WEIRTON, WV 26062

Dear Mr. Kiefer:
Please find enclosed a proposal and supporting statement which I would seek to have included in Weirton Steel Corporation's 2000 Annual Meeting proxy materials.
I am given to understand that in order for Weirton Steel to consider this proposal for inclusion in these materials, that I will be required to comply with the provisions of Rule 14-a-8 of the Securities and Exchange Commission applicable to "Proposals of Security Holders". Accordingly, please advise me as to the information which is required in order for my proposal to be considered so that I may submit the same to you.
Thank you for your kind assistance in this regard. Please contact me if you require further information regarding this matter.

Sincerely,
William Underwood

Proposed Shareholder Resolution

"RESOLVED: That the shareholders of the Weirton Steel Corporation request the Board of Directors to amend the Company's current Charter and By-Laws such that directors and officers of the Corporation are held accountable for the decisions which they make affecting the Corporation."
On behalf of the proposed resolution, shareholder William Underwood asserts that the Company has been detrimentally affected by a lack of accountability at the Board of Directors' level of the Corporation, and that this proposal would result in greater awareness and caution on behalf of the Company's directors and officers when making decisions of importance to the Company's future direction.

SEC LETTER

**8* 1934 Act / s -- / Rule 14A-8

April 21, 2000

Publicly Available April 21, 2000

Re: Weirton Steel Corporation
Incoming letter dated February 10, 2000
The proposal requests that the board of directors amend Weirton Steel's charter and bylaws so that directors and officers of Weirton Steel are "... held accountable for the decisions which they make."
There appears to be some basis for your view that Weirton Steel may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Weirton Steel omits the proposal from its proxy materials in reliance on this rule.
We note that Weirton Steel did not file its statement of objections to including the proposal in its

proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Jonathan Ingram
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2000 WL 502305 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **Dow Jones** & Company, Inc.
Publicly Available March 9, 2000

LETTER TO SEC

December 27, 1999

OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Shareholder Proposal of John J. Crapo
Securities Exchange Act of 1934--Rule 14a-8

Dear Ladies and Gentlemen:
This letter is to inform you that it is the intention of our client, Dow Jones & Company, Inc. ("Dow Jones"), to omit from its proxy statement and form of proxy for Dow Jones's 2000 Annual Meeting of Stockholders (collectively, the "2000 Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Proposal") received from John J. Crapo (the "Proponent"). The Proposal appears to relate to the method of tabulating votes for certain directors at Dow Jones's annual meetings of stockholders. The Proposal was delivered to Dow Jones in handwritten form; we have prepared a transcript of the original to aid in legibility and interpretation, and in that regard the transcript provides some punctuation and changes the cases of some letters. Copies of the Proposal in its original form, and of our transcript thereof, are attached hereto as Attachments 1 and 2.
On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from Dow Jones's 2000 Proxy Materials on the bases set forth below.
Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Dow Jones's intention to omit the Proposal from the 2000 Proxy Materials. Dow Jones intends to mail its definitive 2000 Proxy Materials no earlier than March 17, 2000. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Dow Jones files its definitive materials and form of proxy with the Securities and Exchange Commission.
As discussed more fully below, we believe that the Proposal may properly be excluded from the 2000 Proxy Materials pursuant to the following rules:
1. Rule 14a-8(i)(3), because the Proposal is vague and indefinite, and is therefore misleading;
2. Rule 14a-8(i)(6), because Dow Jones "would lack the power or authority to implement" the Proposal; and
3. Rule 14a-8(i)8), because it relates to an election of directors.

1. Rule 14a-8(i)(3)

A shareholder proposal or supporting statement may be omitted under Rule 14a- 8(i)(3) where it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and

indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Organogenesis, Inc. (April 2, 1999) (proposal setting forth novel procedures for nomination and election of directors excludable); Philadelphia Electric Co. (July 30, 1992) (proposal that committee of small stockholders be elected who will present to Board of Directors a plan that "will in some measure equate with the gratuities bestowed on Management, Directors and other employees" sufficiently vague to justify exclusion); Fuqua Industries, Inc. (March 12, 1991) (proposal that would prevent any major shareholder which currently has three Board seats from "compromising the ownership of the other stockholders" excludable where "the meaning and application of terms and conditions in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). See also, e.g., Bristol-Myers Squibb Co. (Feb. 1, 1999) (company may exclude proposal that Bristol-Myers Squibb Company adopt policy "not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives"); Occidental Petroleum Corp. (Apr. 4, 1990) (company may exclude proposal that company "not become involved directly or indirectly in activities which have the effect of contributing to the transfer of American resources or technology" to any country which has "demonstrated its anti-Americanism by voting against the position of the United States" in United Nations proceedings).
*2 The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." Hershey Foods Corp. (Dec. 27, 1988). In Jos. Schlitz Brewing Co. (Mar. 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's Board of Directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "[e]ach stockholder is likely to have a different idea as to what type of programming they would be asking the Corporation not to advertise on when voting on the Proposal."
The Staff has also determined that a proposal is vague and misleading where a corporation and its shareholders might interpret the proposal differently, such that "any actions(s) ultimately taken by the Company upon implementation of th [e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. (Feb. 11, 1991); see also Jos. Schlitz Brewing Co. (Mar. 21, 1977) ("any resultant action by the Company[] would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal").

2. Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal and supporting statement if "the company would lack the power or authority to implement the proposal." A company "lack[s] the power or authority to implement" a proposal where the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Business Machines Corp. (avail. January 14, 1992) (proposal stating, without more, that "[i]t is now apparent that the need for representation has become a necessity" could be excluded under Rule 14a-8(i)(6) due to its vagueness).

3. Discussion of Proposal

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is ambiguous and difficult -- if not impossible -- to comprehend, and therefore would be subject to differing interpretations by stockholders voting on the Proposal. Because of the ambiguous nature of

the Proposal, Dow Jones would be at a loss to determine any actions to effect such implementation. Any action ultimately taken by Dow Jones if it were to attempt to implement the Proposal therefore would vary from the actions envisaged by some of the stockholders voting on the Proposal.
*3 First, it is clear that the Proposal does not relate to cumulative voting for directors. Nowhere does the Proposal contain references to each share being entitled to a number of votes equal to the number of directors to be elected, or to votes being aggregated or distributed in favor of one or more nominees. With that possibility set aside, attempts to understand the Proposal are fruitless due to the number of inconsistent statements, the absence of clear descriptions as to the process being proposed and the ambiguity of references. For example, the Proposal in the third paragraph describes a number of "ballots" a director must get to be the "victor," while the seventh paragraph seems to suggest that a nominee may be elected even if he or she has not received that number of "ballots." The Proposal addresses "choices" being designated by the numbers 1, 2, etc., but suggests a tabulation process where "ballots" with a "#1" are counted. In this respect, it is unclear whether a "#1" is assigned to an entire ballot or only to a single candidate, and the significance of a "#1" designation as opposed to a "#2" designation is unclear. Finally, stockholders voting on the Proposal would not have a common or clear understanding as to the meaning of terms such as the "number directors balloted upon," as it is unclear whether this relates to the number of directors to be elected or the number of nominees. Finally, the applicability of the Proposal sets a standard that would be impossible to administer; i.e., that it is not to apply to directors "balloted upon by stockholders representative of the founders or their successors of the Corporation." Although Dow Jones has two classes of voting stock, the Proposal does not address class voting, but instead addresses voting based upon the status of the shareholder. Even if Dow Jones were able to establish whether a person holding common stock is a "successor" of a founder of Dow Jones, it would be impossible for Dow Jones to apply a different manner of tabulating votes cast by such a person with respect to his or her common stock from the manner applied to votes cast by other holders of Dow Jones' common stock.
Thus, the Proposal is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal addresses no commonly employed voting process and uses conflicting, vague and undefined terms, stockholders would have no clear understanding of what they were voting upon, and Dow Jones would be at a loss to determine how to implement the Proposal.
Moreover, we do not believe that any revision of the Proposal could yield a shareholder proposal eligible for inclusion in the 2000 Proxy Materials. To the extent that Mr. Crapo were to attempt to furnish a coherent and viable shareholder proposal, it would be a new proposal, and not a revision. Any new proposal would be submitted too late for inclusion in the 2000 Proxy Materials, and therefore would be excludable under Rule 14a-8(e). The deadline for submission of shareholder proposals for the 2000 Proxy Materials was November 23, 1999, a date which has already passed. If a stockholder were permitted to make an incomprehensible submission prior to the shareholder proposal deadline, and then later "revise" them into a understandable proposal, it would render the deadline of Rule 14a-8(e) meaningless, and seriously interfere with reporting companies' preparations for annual meetings. Accordingly, we do not believe Mr. Crapo should be afforded a second opportunity to reformulate a shareholder proposal for inclusion in the 2000 Proxy Materials.

4. Rule 14a-8(i)(8)

*4 Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "[i]f the proposal relates to an election for membership on the company's board of directors." The Proposal relates to an election to office of Dow Jones' Board of Directors and therefore properly may be excluded pursuant to Rule 14a- 8(i)(8).
Pursuant to Article Fifth paragraph (a) of Dow Jones' Restated Certificate of Incorporation, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. At the 1999 Annual Meeting, five directors were elected to terms scheduled to end in 2002. At the 1998 Annual Meeting, five directors were elected

whose terms are scheduled to expire in 2001. The Proposal appears to contemplate that "commencing in calendar year 2,001 [sic]" the full Board of Directors should be elected at the upcoming meeting of shareholders. If this would be the result from approval of the Proposal, some of the current directors would be prevented from completing terms for which they have already been elected. Therefore, the Proposal relates to an election to office.

The Staff has held numerous times that vaguely-worded proposals to declassify a company's Board of Directors are excludable because they relate to an election for membership on the company's Board of Directors. The same is true of proposals that specify an implementation deadline that would prohibit directors already elected from completing their terms. Boeing (Feb. 23, 1999); North Bancshares Inc. (Jan. 29, 1998); First National State Bancorporation (May 2, 1983); Chicago Milwaukee Corp. (Feb. 14, 1978). Here, as in each of the letters cited, the Proponent has made no attempt to provide for protection of the terms of directors already elected, or to clarify that the elections scheduled at the 2001 Annual Meeting would not be affected.

Because the Proposal, if implemented, would appear to disqualify certain directors previously elected from completing their terms on the Board in contravention of Rule 14a-8(i)(8), it is properly excludable from the 2000 Proxy Materials.

* * *

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8671, if I can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
(202) 955-8500

Attachment 1

Shareholder Proposal

Commencing in Calendar Year 2,001 members of the Dow Jones and Company, Inc ("Corporation") Board of Directors ("Directors") it is requested shall be ballotted upon in the following manner by the shareholders of the class of stockholders who're common shareholders of the Corporation. This shareholder proposal it's requested shall not apply to directors who're ballotted upon by Stockholders representative of the Founders or their successors of the Corporation.

*5 Total ballots this class to be totalled.

That total shall be divided by number directors ballotted upon. ONE ballot vote shalled be added to number of division. That whole number shall be the number a director must get to be the VICTOR.

Choice [illegible] shall be by designations, #01, #02, #03, et cetera.

Firstly, all ballots marked "1" shall be counted.

After that's done those with "02" on them shall be counted, et cetera until total number of directors shall be ballotted upon and are declared victors.

Director nominees who have top number of votes although they may not all have the number of ballots of shareholder ballot votes divided by number of directors to be ballotted upon and declared victor by adding #1 in spite that they did not get that number

In event a vacancy occurs in event one of directors(s) elected in this manner between one annual meeting shareholders and next one it's respectfully requested the director nominee who received the top vote without being victor shall be declared victor upon re-opening of the ballotting and counting of the successor numbering of ballots of the ballots of the director who vacates the office of director.

Supporting Statement

Ballotting this way complies with the doctrine of one vote per shareholder share for a director. It provides the most intelligent manner of ballotting and the method is easily understood by each and every stockholder.
Stockholder proponent crafts this in midst of very seriously inconvenient circumstances.

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 9, 2000

Publicly Available March 9, 2000

Re: Dow Jones & Company, Inc.
Incoming letter dated December 27, 1999
The proposal relates to procedures for the election of directors.
There appears to be some basis for your view that Dow Jones may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dow Jones relies.

Sincerely,

Heather Maples
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.
*6 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy

review into a formal or adversary procedure.
It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2000 WL 310549 (S.E.C. No - Action Letter)
END OF DOCUMENT

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return

January 16, 2002

Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AT&T Corporation (T)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Independent Directors

Ladies and Gentlemen:

This is respectfully submitted in response to the AT&T Corporation (T) no action request (NAR). It is believed that AT&T must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet its burden of proof:

1) Company Fallacy:
When a shareholder proposal *recommends* it is conclusive that the proposal is compelling the board.
2) Missing link:
The company leaves out the *how* in "could mislead." If text could mislead through an invalid conclusion, then a high percentage of text could be ruled deleted from both the company definitive proxy text and shareholder text.
3) No company support:
Company claim that, "nor should it be asked to do so."
4) The company makes its claim moot in the numerous instances where the company uses the words:
   Require
   Ensure
   Compel
   Assurance
   Bind
5) False Dichotomy:
The company appears to claim a false dichotomy in a number of instances. For example underlying many company claims is the premise that text either impugns or does not impugn. The company does not address a third outcome, that text could alert investors to an issue that deserved to be included in their investment choices. In addition on some points there could be a forth possible outcome, again not addressed by the company.

6) The proposal text is accurate according to the company 2001 proxy.
7) Company allowed practices are important in evaluating investment decisions.
8) Past company practices apparently can be repeated in the future.
9) The company does not claim that it would be impossible to have a board with the same type qualification thresholds as stated in the 2001 proxy.
10) Double standard:
The company fails to claim that this 2002 company no action request scored 100% on supporting company claims.
11) Double standard:
The company fails to claim that past company response statements to shareholder proposals scored 100% in supporting company claims.
12) Potential Critique:
It would be interesting to see how many company unsupported statements and invalid conclusions could be listed from this 2002 company no action request by a candidate for the bar exam.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.
Since this NAR was delivered to the proponent on December 24, 2001, it is requested that this date be used in counting the days to respond.

Sincerely,



John Chevedden
cc: T

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Corp.
Incoming letter dated December 21, 2001

The proposal requests the adoption of an independent director bylaw and requires that the proposal "apply to successor companies."

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which AT&T relies.

Sincerely,



Jonathan Ingram
Special Counsel